    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1998

                                                       REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                           ANALYTICAL GRAPHICS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       PENNSYLVANIA                  7372                    23-2556208
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                               -----------------

                             325 TECHNOLOGY DRIVE
                          MALVERN, PENNSYLVANIA 19355
                                (610) 578-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               PAUL L. GRAZIANI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ANALYTICAL GRAPHICS, INC.
                             325 TECHNOLOGY DRIVE
                          MALVERN, PENNSYLVANIA 19355
                                (610) 578-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               -----------------

                                  COPIES TO:

         DAVID J. SORIN, ESQ.                  BARBARA L. BECKER, ESQ.
        ANDREW P. GILBERT, ESQ.                 JOSEPH A. HERZ, ESQ.
    BUCHANAN INGERSOLL PROFESSIONAL            CHADBOURNE & PARKE LLP
              CORPORATION                       30 ROCKEFELLER PLAZA
         500 COLLEGE ROAD EAST                NEW YORK, NEW YORK 10112
      PRINCETON, NEW JERSEY 08540                  (212) 408-5100
            (609) 987-6800

                               -----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                              PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF            AGGREGATE OFFERING    AMOUNT OF
        SECURITIES TO BE REGISTERED               PRICE(1)      REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par value................    $64,400,000        $18,998.00

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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion, dated August 5, 1998
PROSPECTUS

                                       SHARES

                                      LOGO
                           ANALYTICAL GRAPHICS, INC.
                                  COMMON STOCK

                                 -------------

  Of the      shares of Common Stock, par value $.01 per share (the "Common
Stock"), offered hereby,      shares are being offered by Analytical Graphics,
Inc. ("Analytical Graphics" or the "Company") and      shares are being offered
by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be
between $   and $   per share. See "Underwriting" for a discussion of the
factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "AGIX."

                                 -------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Underwriting              Proceeds to
                                Price to Discounts and  Proceeds to   Selling
                                 Public  Commissions(1) Company(2)  Shareholders
--------------------------------------------------------------------------------
Per Share.....................    $           $            $            $
--------------------------------------------------------------------------------
Total(3)......................   $           $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $   , payable by the Company.
(3) Certain Selling Shareholders have granted the Underwriters a 30-day option
    to purchase up to     additional shares of Common Stock on the same terms
    and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discounts and Commissions and Proceeds to Selling Shareholders
    will be $  , $   and $  , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates representing shares of Common Stock will be made at the offices of
Lehman Brothers Inc., New York, New York on or about     , 1998.

                                 -------------
LEHMAN BROTHERS
          NATIONSBANC MONTGOMERY SECURITIES LLC
                                                              HAMBRECHT & QUIST

       , 1998

  Inside front cover of Prospectus includes a picture of the earth with several orbiting satellites. Caption sets forth the Company name and logo with the statement "Software for the Space Industry" and a subheader which states "Develop Systems less expensively; Reduce time-to-market; Operate Systems More Efficiently." Caption at footer states "Teledesic-Internet and Broadband Data Satellite System."

  A gatefold is also included which presents seven images of computer screens that display certain of the Company's application modules.


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  STK(R) and Analytical Graphics(R) and the Company's logo are registered trademarks of Analytical Graphics, Inc. STK Connect(TM), Close Approach Tool(TM), Chains(TM) and Navigator(TM) are trademarks of Analytical Graphics, Inc. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context requires otherwise, all references to the "Company" or "Analytical Graphics" shall mean Analytical Graphics, Inc. and its wholly-owned subsidiaries. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; (ii) has been adjusted to give effect to a five-for-one stock split of the Common Stock effected on June 12, 1996 and a two and one quarter-for-one stock split of the Common Stock to be effected on August 6, 1998; and (iii) assumes the conversion of all outstanding shares of Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), into an aggregate of 2,888,472 shares of Common Stock upon the consummation of this offering. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

  Analytical Graphics is the leading provider of commercial off-the-shelf ("COTS") software solutions for the space industry. The space industry includes a growing number of commercial satellite projects for telecommunications, data communications, navigation and imaging systems as well as government-sponsored space missions and defense programs. The Company's broad suite of software products support space systems throughout their life cycle, from concept and design to launch and on-orbit operation. The Company's base product, Satellite Tool Kit ("STK"), and related suite of 23 application modules enable space industry professionals to develop, simulate, track, operate and use satellites more effectively, resulting in enhanced productivity and functionality of satellite missions. The Company's customers utilize the Company's software solutions to perform mission-critical activities and consist of approximately 450 distinct organizations within government agencies, government contractors and commercial space developers. The government agencies and government contractors include NASA, the US Air Force, The Boeing Company, Hughes Electronics Corp., Lockheed Martin Corp. and TRW, Inc., and the commercial space developers include Globalstar L.P., Iridium, LLC, Orbital Sciences Corp., Space Imaging, Inc. and Teledesic, LLC.

  The space industry is a large and rapidly growing market with industry sources estimating revenues to increase from approximately $77 billion in 1996 to approximately $120 billion by the year 2000. The space industry is experiencing rapid growth due to increasing demand for worldwide telecommunications and Internet services, deregulation and privatization of the telecommunications and satellite industries, technological advances and expanding uses for satellites. Although government funded projects have dominated the space industry, advancements in space technology coupled with the sophistication, power and capabilities of modern information systems are fueling the growth of a commercially driven, consumer-oriented global space industry. Traditionally, space industry professionals have relied on time-consuming and expensive customized solutions developed in-house or by third party contractors to design, launch and operate satellite systems. Time constraints, cost-efficiency pressures and the increasing number and complexity of space systems have created a growing demand for COTS software solutions, which offer higher functionality, greater flexibility and shorter implementation times at a lower cost. As the leading provider of COTS solutions for the space industry, the Company is well positioned to capitalize on the growing need for sophisticated, mission-critical software solutions.

  The Company's objective is to be the leading global provider of software solutions to the space industry and to establish its software as the industry standard solution for space-related applications. The Company plans to achieve this objective by increasing market penetration and its customer base, continuing to develop and offer technologically advanced solutions, expanding its global presence, providing customers with comprehensive software solutions and pursuing strategic partnerships and acquisitions. To rapidly expand the use of its software, the Company offers its base product, STK, free of charge, while deriving its revenues from its suite of application modules. The Company believes that the wide dissemination of its base product will result in a rapid increase in the licensing and sales of its other application modules. To establish STK and its related suite of modules as the mission-wide software solution, the Company uses a focused sales and marketing program directed at a broad range of users across all space industry segments and conducts aggressive direct sales and marketing initiatives to further penetrate organizations currently using its products.

  The Company's revenues increased from $2.7 million for the year ending December 31, 1995 to $12.9 million for the year ending December 31, 1997, representing a compound annual growth rate of approximately 119%. From August 1, 1997 through June 30, 1998, the number of registered STK seats increased from approximately 1,300 to 14,400. Of the new registered users of STK, approximately 350 have licensed one or more of the Company's application modules.

  The Company was incorporated in the Commonwealth of Pennsylvania in January 1989. The Company's principal executive offices are located at 325 Technology Drive, Malvern, Pennsylvania 19355. Its telephone number is (610) 578-1000.

                                  THE OFFERING

Common Stock offered by the Company...       shares

Common Stock offered by the Selling          shares (1)
Shareholders..........................

Common Stock to be outstanding after         shares (2)(3)
the offering..........................

Use of proceeds.......................  For repayment of bank indebtedness, payment of cumulative dividends
                                        attributable to preferred stock,
                                        expansion of sales and marketing
                                        activities, research and development
                                        activities, working capital and general
                                        corporate purposes, including potential
                                        strategic acquisitions.

Proposed Nasdaq National Market         AGIX
Symbol................................
--------
(1) Includes an aggregate of           shares of Common Stock to be issued upon
    the exercise by certain of the Selling Shareholders of currently exercisable stock options and warrants immediately prior to the consummation of this offering and to be sold by such shareholders in this offering. See "Principal and Selling Shareholders" and "Description of Capital Stock."
(2) Includes an aggregate of           shares of Common Stock to be issued upon
    the exercise by certain securityholders of a portion of the currently exercisable stock options and warrants immediately prior to the
    consummation of this offering (including the           shares to be sold by
    certain Selling Shareholders as set forth in Note 1 above). The Company
    will receive an aggregate of approximately $          in proceeds upon the
    exercise of such options and warrants. See "Description of Capital Stock."
(3) Excludes (i) 1,987,441 shares of Common Stock issuable upon the exercise of outstanding stock options as of June 30, 1998 with a weighted average exercise price of $1.39 per share, under the Company's 1995 Stock Plan, the Incentive Stock Option Plan and the Non-Qualified Stock Option Plan, (ii) 500,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the 1998 Stock Plan, and (iii) 40,500 shares of Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $6.67 per share. See "Risk Factors--Shares Eligible for Future Sale and Potential Adverse Effect on Market Price," "Management--Stock Option Plans," and "Description of Capital Stock-- Warrants."

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                SIX MONTHS ENDED
                               YEAR ENDED DECEMBER 31,              JUNE 30,
                         -------------------------------------  -----------------
                          1993    1994   1995    1996   1997      1997     1998
                         ------  ------ ------  ------ -------  -------- --------
STATEMENT OF OPERATIONS
 DATA:
  Total revenues........ $1,107  $1,619 $2,736  $6,962 $12,862  $  6,529 $  6,506
  Gross profit..........    764   1,311  2,241   5,847  10,998     5,765    5,539
  Operating income
   (loss)...............    (14)    117   (969)     33  (1,368)      514   (2,456)
  Net income (loss).....    (12)     38   (926)     25  (1,416)      526   (2,592)
  Pro forma net loss per
   basic and diluted
   common share (1):
    Loss per share......                                $(0.22)            $(0.39)
    Weighted average
     shares.............                                 6,849              6,949

                                                         AT JUNE 30, 1998
                                                     --------------------------
                                                                PRO FORMA AS
                                AT DECEMBER 31, 1997 ACTUAL   ADJUSTED(1)(2)(3)
                                -------------------- -------  -----------------
BALANCE SHEET DATA:
  Cash and cash equivalents....       $   854        $ 1,113
  Working capital (deficien-
   cy).........................          (895)          (940)
  Total assets.................         6,663          7,275
  Total debt (including current
   portion) (4)................           586          4,035
  Series A preferred stock.....         2,662          2,713
  Total stockholders' equity
   (deficit)...................        (1,889)        (4,178)

--------
(1) Gives pro forma effect to the automatic conversion of all issued and outstanding shares of Series A Preferred Stock (as defined) into 2,888,472 shares of Common Stock. See "Description of Capital Stock."
(2) Gives pro forma effect to the issuance of     shares of Common Stock upon
    the exercise by certain of the Selling Shareholders of a portion of the presently exercisable options and warrants and the receipt by the Company of the aggregate exercise price therefor. See "Description of Capital Stock."
(3) Adjusted to give effect to the sale of     shares of Common Stock offered
    by the Company hereby at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company and the anticipated application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(4) Excludes $2.3 million borrowed by the Company under the Revolving Credit Facility (as defined) subsequent to June 30, 1998.

 Fourth Quarter Extraordinary Charge

  Upon the consummation of this offering, the Company will repay all of the outstanding amounts under its Term Loan (as defined) and Revolving Credit Facility. As of July 31, 1998, the Company had $2.3 million and $4.0 million of outstanding borrowings under the Revolving Credit Facility and Term Loan, respectively. As a result, the Company will incur an extraordinary, one-time, non-cash charge of approximately $355,000 expected to be recognized in the fourth quarter of 1998 for the write-off of associated deferred financing costs. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations. "

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

HISTORY OF OPERATING LOSSES AND PROJECTED LOSSES

  The Company had a net loss of approximately $1.4 million for the year ended December 31, 1997 and a net loss of approximately $2.6 million for the six months ended June 30, 1998. Such losses are in part attributable to a strategic decision made by the Company in August 1997 to provide its base product, STK, free of charge to expand the market for its suite of software products. The Company believes that revenue growth, if any, will be achieved through licenses of the Company's suite of application modules. The Company anticipates that annual operating losses will continue through at least 1999. There can be no assurance that the Company will be able to increase revenues or achieve and sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH MARKET AND PRODUCT ACCEPTANCE

  The success of the Company's strategy to increase revenues from licenses of its suite of application modules is dependent upon increased market acceptance of commercial off-the-shelf ("COTS") satellite analysis software, in general, and the Company's base product (STK) and related suite of application modules, in particular. Historically, the space industry has utilized customized software solutions, which have been developed either in-house or by third party contractors. There can be no assurance that the Company's potential customers will accept or realize the intended benefits of COTS satellite analysis software. Market acceptance of the Company's products by potential customers depends upon several factors, including the performance of the Company's products, the ability of customers to integrate the Company's applications with existing technologies, and the extent to which users achieve cost savings and productivity gains from their use of the Company's software. Furthermore, there can also be no assurance that the Company's customers will require any of the Company's application modules in addition to the Company's base product, which the Company provides free of charge. The failure of the Company's products to achieve increased market acceptance or the failure of the Company's customers to license one or more of the Company's application modules would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Marketing."

FLUCTUATIONS OF OPERATING RESULTS; SEASONALITY

  The Company's operating results have fluctuated significantly in the past and may continue to do so in the future from quarter to quarter or on an annual basis. Such fluctuations are caused by a number of factors over which the Company has limited or no control. These factors include, but are not limited to: the size and timing of customer orders; the timing of new product announcements and introductions by the Company or its competitors; the timing of governmental or commercial space programs incorporating the Company's products; the length of the Company's sales cycle; the Company's ability to develop, introduce and market new products and product enhancements; deferrals of customer orders in anticipation of new products or product enhancements; product pricing pressures (including the traditional discounting relating to licenses of products to US Government entities and government contractors); the Company's ability to control costs; the hiring of additional personnel; delay or failure of existing customers to purchase additional products or renew maintenance agreements; delay or failure of existing strategic partners to renew agreements, including license agreements, with the Company; market acceptance of COTS satellite analysis software and the Company's products; and fluctuating economic conditions.

  The Company's software license revenues are difficult to forecast for a number of reasons. The Company ships its products within a short period after receiving new orders and typically does not have a large backlog of unfilled orders. Other than certain agreements which provide for ongoing maintenance revenues, none of the Company's customers has entered into an agreement requiring ongoing minimum purchases. Consequently, revenues in any quarter are substantially dependent on orders received in that quarter. Furthermore, demand for the Company's products is generally higher during the fourth quarter, due in part to the capital spending practices of government entities and government contractors, which accounted, in the aggregate, for approximately 82% of the Company's total revenues in 1997. Such customer spending practices typically have also resulted in lower first quarter revenues as compared to other quarters during the year. Historically, the Company also has recognized a significant amount of its quarterly revenues in the last month of each quarter. As a result, the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter.

  The Company's revenues generally have been, and likely will continue to be, generated from a relatively small number of sales. Any failure to close certain sales in a period could have a significant impact upon the Company's revenues in that period. If the size of individual sales were to increase and any such sales were not to close in the expected period, the impact on the Company's business could be exacerbated. Furthermore, delays of large orders may become more likely if customers take additional time to evaluate larger purchases.

  The Company's expenses are based, in part, upon its expectations regarding future revenues and are relatively fixed. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant decline in revenues in any period would likely result in lower net income for that period. Any of the fluctuations described above could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also believes that past operating results and period-to-period comparisons should not otherwise be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Selected Quarterly Results of Operations."

DEPENDENCE ON RAPIDLY EVOLVING SPACE INDUSTRY

  The Company's success will largely depend on continued growth in the market for software solutions for the space industry. Because the space industry is evolving rapidly, it is difficult to predict the industry's potential size or future growth rate and the future needs for satellite analysis software and related services. There can be no assurance that the trends currently driving the growth of the space industry, such as the significant advancements in technology, which have led to lower launch and satellite production costs, as well as the globalization, deregulation and privatization of the space and telecommunications industries, will continue in a manner favorable to the Company. Since the Company's customers are concentrated in the space industry, the Company's future success is dependent upon increased utilization of its software applications by aerospace companies, other commercial enterprises and government entities. Further growth in the space industry and demand for the Company's products may be delayed or prevented by a variety of factors, including cost, regulatory obstacles or the lack of, or reduction in, consumer demand for satellite services. See "Business--Industry Background."

RAPID TECHNOLOGICAL CHANGE

  The market providing software solutions for the space industry is subject to rapid technological change, evolving industry standards, changes in end user requirements and frequent introduction of new products, services and enhancements that may render existing offerings obsolete or unmarketable. As a result, the Company's position in this market could erode rapidly due to unforeseen changes in product features and capabilities of competing products. The Company's growth and future results of operations will depend in part upon its ability to respond to these changes by developing, introducing and marketing new products or enhancements to its existing products in a timely manner and on a cost effective basis to keep pace with technological developments, emerging industry standards and customer requirements. Additionally, the Company's customers may adopt alternative architectures or technologies that are incompatible with the Company's technologies or products. There can be no assurance that the Company will be successful in identifying, developing and marketing new products, product enhancements and related services to respond to technological change, evolving industry standards or new market demands. The failure of the Company to respond to such changes could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Industry Background" and "--Research and Development."

GOVERNMENT AND COMMERCIAL CUSTOMER CONCENTRATION

  The Company derives a substantial portion of its total revenues from the sale of software licenses and maintenance to US Government entities and government contractors. The Company generally provides the US Government and government contractors with discounts off the Company's commercial list prices. Sales to US Government entities, excluding government contractors, represented in the aggregate approximately 25%, 27% and 36% of the Company's total revenues for the years ended December 31, 1996, 1997 and for the six months ended June 30, 1998, respectively. The Company's business depends, in significant part, upon the US Government's continued demand for satellite analysis software in the areas of defense, civil space and intelligence operations. As a result, the Company's business, financial condition and results of operations may be materially affected by changes in US Government expenditures for space-related programs. Including government contractors, sales to whom depend, in large part, upon US Government demand, government sales represented approximately 87%, 82% and 82% of the Company's total revenues for the years ended December 31, 1996, 1997 and for the six months ended June 30, 1998, respectively.

  In addition to the sales to US Government entities and government contractors, the Company derived 13%, 18% and 18% of its total revenues from the sale of software licenses and maintenance to commercial customers for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively.

  Sales to Lockheed Martin Corp., NASA and TRW, Inc. accounted for approximately 14%, 14% and 10% of total revenues, respectively, in the year ended December 31, 1996. Sales to Lockheed Martin Corp. and NASA accounted for approximately 14% and 12% of total revenues in the year ended December 31, 1997. Sales to NASA accounted for approximately 13% of total revenues in the six months ended June 30, 1998. The Company anticipates that its results of operations in any given period will continue to depend significantly upon sales to a small number of customers. As a result of this customer concentration, the Company's revenues from quarter to quarter and business, financial condition and results of operations may be subject to substantial period-to-period fluctuations. In addition, the Company's business, financial condition and results of operations could be materially adversely affected by the failure of customer orders to materialize as and when anticipated. Other than certain agreements which provide for ongoing maintenance revenues, none of the Company's customers have entered into an agreement requiring ongoing minimum purchases. Many of the Company's principal customers may also be competitors of the Company. There can be no assurance that the Company's principal customers will continue to purchase products from the Company at current revenue levels, if at all. The loss of one or more major customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations " and "Business--Customers."

MANAGEMENT OF GROWTH

  The Company's growth has placed significant demands on its management, administrative and operational resources. From January 1, 1996 through June 30, 1998, the Company's staff increased from 41 to 130 full-time employees. The Company's ability to manage its growth effectively will require the Company to continue developing and improving its operational, financial and other internal systems, as well as its business development capabilities, and to attract, hire, train, retain, motivate and manage its employees. The Company must be able to allocate sufficient engineering resources to develop new products as well as maintain and improve the quality of existing products. Moreover, the Company's senior management has not previously managed a business of the Company's size and has no experience managing a public company. There can be no assurance that the Company will continue to grow or that the Company will effectively manage its growth. Failure to accomplish any of the foregoing would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF PRODUCT DEFECTS

  Complex software applications such as those developed, licensed and sold by the Company may contain errors or failures. There can be no assurance that errors will not be found in the Company's product offerings or, if discovered, that the Company will be able to successfully correct such errors or failures in a timely manner, or at all. The occurrence of errors or failures in the Company's products and applications could result in the loss of or delay in market acceptance, increased service and warranty costs or payment of compensatory or other damages. Because the Company's revenues are dependent on market acceptance of STK and the related suite of application modules, a significant error in one or more of these software programs could erode customer confidence and substantially impair the Company's revenue generating ability. Because of the high costs of satellite production and operation and the degree to which many companies, governments and individuals depend upon the services provided by satellite systems, catastrophic failure could cause substantial damages. The Company's contracts with its customers may not effectively protect the Company against the liabilities and expenses associated with software errors or failures. The Company does not maintain errors and omissions insurance to cover liability associated with its software development activities and license agreements. Errors or failures also may result in delays in the recognition of revenues by the Company and divert the Company's engineering resources during the period required to correct such defects. Accordingly, errors or failures in the Company's products or applications could have a material adverse effect upon the Company's business, financial condition and results of operations. See "--Risks Associated with Year 2000 Problem" and "Business--Products and Services."

LENGTH OF SALES CYCLE

  The Company believes that the period of time between initial customer contact and the sale of software to such customer is typically six to nine months but can be as long as 24 months. Purchasers of satellite analysis software typically conduct extensive and lengthy product evaluations before purchasing software or engaging application developers. During such evaluation, the Company may need to make significant investments in its sales and marketing efforts and is subject to the risk that space missions or projects will be curtailed or terminated, that customer budgets will be reduced or that customers will lower the priority they assign to applications development. Any such occurrence, particularly if significant and unanticipated by the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing" and "--Sales."

LIMITED PROTECTION OF PROPRIETARY RIGHTS; ENFORCEMENT OF RIGHTS

  The Company's success and its ability to compete is dependent, in large part, upon its proprietary rights. To protect these rights, the Company relies upon a combination of copyright, trade secret, trademark and patent laws and generally enters into confidentiality, non-competition and invention assignment agreements with its employees and consultants and into non-disclosure agreements with its distributors. The Company also limits access to and distribution of the source code to its software and other proprietary information. The Company licenses, rather than sells, its software pursuant to license agreements contained in its software packages which impose restrictions on licensees' use of the software. However, preventing unauthorized use of the Company's products is difficult. Despite the Company's efforts to safeguard and maintain its proprietary rights in the United States and abroad, there can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation or independent development could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain countries in which the Company's products are distributed are difficult to enforce or do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that the measures taken by the Company will be adequate to protect its proprietary rights. Litigation may be necessary to defend and enforce the Company's proprietary rights, which could result in substantial costs and diversion of management resources and could have a material adverse effect on the Company's business, financial condition and results of operations, regardless of the final outcome of such litigation.

  The Company may become subject to claims of infringement or misappropriation of the intellectual property rights of others. While the Company generally does not indemnify its customers for infringement of patents, trademarks, copyrights or other proprietary rights of third parties, there can be no assurance that the Company will not be liable for damages or expenses associated with such claimed infringement. In addition, the Company, in its licenses and software development and distribution agreements with its resellers, distributors and partners, generally agrees to indemnify such third parties for any expenses and liabilities resulting from claimed infringements of patents, trademarks, copyrights or other proprietary rights of third parties. The amount of the Company's indemnity obligations may be greater than the Company's revenues received under such agreements. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company, its customers or distributors in the future with respect to current or future products or services. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all. The inability to enter into satisfactory licensing agreements could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, the Company licenses certain technologies and software products from third party developers, and expects that it will continue to license or acquire technologies or products to extend its current offerings. Generally, the Company's agreements with its licensors are non-exclusive and may be terminated at any time by either party typically upon 60 days prior notice. There can be no assurance that the Company's licensors will not terminate their agreements with the Company, develop products that compete with the Company's products in the future or provide their products and expertise to the Company's competitors. The Company generally relies upon representations and warranties of such licensors that they have the right to license such technology and that their products do not infringe upon the intellectual property rights of others. There can be no assurance that other third parties will not assert infringement or misappropriation claims against the Company, its customers, licensors or distributors in the future with respect to such licensed products or technologies. Any claims or litigation, with or without merit, could be time-consuming, costly and cause product shipment delays or require the Company to enter into additional royalty or licensing arrangements which may not be available on terms acceptable to the Company, if at all, and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

RISKS ASSOCIATED WITH NEW OFFERINGS

  As part of its strategy, the Company intends to selectively offer specific applications development services to meet customer timetables and to further expand features and functionality provided by its products. The Company initially expects that it will need to outsource some or all of such development projects to third party developers. The Company has limited experience providing such services and there can be no assurance that the Company will successfully market such services or that the Company or its third party developers will meet customer expectations. The Company believes that in order to be competitive, it will need to offer such services pursuant to fixed price contracts. In addition, there can be no assurance that the Company or its third party development partners will be able to complete such projects within the fixed price and required timeframes. The failure to perform within such fixed price contracts could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy."

COMPETITIVE MARKET FOR TECHNICAL PERSONNEL

  The Company's success depends in part on its ability to attract, hire, train, retain and motivate qualified engineering, technical and sales personnel, with appropriate levels of managerial and technical capabilities.

Because the Company's technology is complex, employees generally must have substantial expertise to be effective in developing and marketing the Company's products. The Company may experience difficulty in recruiting a sufficient number of qualified employees. The Company believes that the pool of potential applicants with requisite expertise is limited and recruiting qualified personnel can be an intensely competitive and time-consuming process. The Company competes for such personnel with software companies and the in-house development staffs of satellite manufacturers and equipment vendors, many of which have greater resources than the Company. Such competition may result in demands for increased compensation from qualified applicants and result in increased turnover in technical personnel. Such turnover may also increase the likelihood that the Company's proprietary rights will be compromised. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully. The Company's business, financial condition and results of operations could be materially adversely affected if the Company were unable to attract, hire, train, retain and motivate qualified technical personnel. See "Business--Strategy" and "-- Employees."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; INDIRECT SALES CHANNELS

  Although a small portion of the Company's total revenues has been derived from customers outside the United States, the Company anticipates that its international revenues will increase in the future. International revenues constituted approximately 8% and 13% of the Company's total revenues in 1997 and the six months ended June 30, 1998, respectively. The Company has started to establish a network of third party business partner resellers to market and sell its products in Europe and Asia. There can be no assurance that such resellers will successfully market and sell the Company's products or provide the effort and support necessary to service international markets effectively. Furthermore, selling through indirect channels may limit the Company's information concerning the volume of products sold by the Company's resellers to end users and impede the Company's contact with such end users. As a result, the Company's ability to forecast revenues accurately, evaluate end user satisfaction and recognize emerging end user requirements may be hindered. Moreover, the Company has limited experience in establishing and maintaining indirect distribution channels and there is no assurance that it will do so successfully. Additionally, any failure by the Company's existing and future distributors to generate significant revenues could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company intends to expand its existing international operations and enter new international markets, which will demand significant management attention and financial commitment. The Company's management has limited experience in international operations, and there can be no assurance that the Company will successfully expand its international operations. The failure by the Company to expand its international operations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing" and "--Sales."

  The Company's international operations are subject to risks inherent in the conduct of international business, including unexpected changes in relative values of foreign currencies, regulatory requirements, political and economic conditions, taxes, tariffs or other barriers, difficulties in staffing and managing international operations, potential exchange and repatriation controls on foreign earnings, limited intellectual property protection, longer sales and payment cycles and difficulty in collecting accounts receivable from resellers or customers. In addition, some of the Company's products are subject to export controls. There can be no assurance that foreign political developments and domestic security needs will not result in a significant reduction in the Company's ability to sell certain of it products and services in foreign markets. The foregoing risks may adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company's success will depend upon its ability to retain its management, key product and application engineers, and sales and technical sales support personnel as well as its ability to identify, hire and retain additional senior personnel. The loss of one or more key employees could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any key employee, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such former employee. Each of the Company's co-founders, Paul L. Graziani, President and Chief Executive Officer, and Scott
A. Reynolds, Vice President and Chief Software Architect, has entered into a three-year employment agreement commencing August 1, 1998 with the Company which contains non-competition, non-disclosure and non-solicitation covenants that extend for a period of two years following termination of employment. The Company maintains, and is the beneficiary of, key person life insurance policies, each in the face amount of $1.0 million on the lives of Mr. Graziani and Mr. Reynolds. There can be no assurance that the proceeds from such insurance would be sufficient to compensate the Company in the event of the death of either Mr. Graziani or Mr. Reynolds. The Company does not maintain key person life insurance on any of its other employees. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Employees" and "Management."

INTENSE COMPETITION

  The market providing software solutions for the space industry is intensely competitive and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. The Company competes primarily with in-house development staffs of satellite manufacturers and equipment vendors, third party contractors and a small group of other space-oriented software providers and systems integrators. To maintain and improve its competitive position, the Company must continue to develop and introduce, on a timely and cost-effective basis, new products and features that keep pace with the evolving needs of its customers. The Company believes that the principal competitive factors affecting the market for the Company's products and suite of application modules are quality, performance, product features (such as adaptability, scalability, ability to integrate with other products, functionality and ease of use), price, customer support and product reputation. There can be no assurance that the Company will be able to compete effectively based upon such competitive factors.

  Many of the Company's competitors have longer operating histories, greater name recognition, larger or captive customer bases and significantly greater financial, technical, sales, customer support, marketing and other resources. Such competitors may be able to respond more quickly to emerging technologies and changes in customer requirements. The Company may face increased competition as other established and emerging companies enter the COTS software market for the space industry and as new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions, merge or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to produce and market products that address the needs of the Company's current or prospective customers. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Failure by the Company to compete successfully would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Competition."

RISKS ASSOCIATED WITH YEAR 2000 PROBLEM

  Many currently installed operating systems and software products are coded to accept only two digit entries in the date code field. These date code fields need additional digits to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with "Year 2000" requirements. Significant uncertainty exists in the software industry concerning potential effects associated with such compliance. In response to this risk, the Company has conducted a Year 2000 compliance review of its products and has determined that STK and all products, other than the Precision Orbit Determination System, are Year 2000 compliant.

  The Company has informed its customers that its products are free from Year 2000 defects. The Company is in the process of informing its customers that have licensed the Precision Orbit Determination System that such product is not presently compliant. The Company has been informed by the third party developer that the Year 2000 compliant code for the Precision Orbit Determination System should be available by the end of 1998. There can be no assurance that the Company's products are Year 2000 compliant, that a Year 2000 compliant version of the Precision Orbit Determination System will be released, or that the Company's products will not be integrated by the Company or its customers with non-compliant software which may expose the Company to claims from its customers. While the Company generally disclaims warranties of its products to the extent provided by law, there can be no assurance that the Company's disclaimer of warranties will adequately protect the Company in the event its products are not compliant with Year 2000 requirements. The foregoing could result in the loss of or delay in market acceptance of the Company's products and services, increased maintenance and support costs to the Company or payment by the Company of compensatory or other damages. Additionally, unanticipated costs incurred by the Company in connection with the remediation of its customers' products or any disputes with customers relating to Year 2000 compliance could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  While the Company's operations are not directly regulated, the Company's existing and potential customers are subject to a variety of United States and foreign government regulations. Such regulations may adversely affect the satellite and telecommunications industries, limit the number of potential customers for the Company's products and services or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. Recent deregulation of the US telecommunications industry through legislation such as the Telecommunications Act of 1996 could result in a number of changes in the satellite and telecommunications industries, including entry of new competitors or consolidation. If consolidation were to occur, it could reduce the Company's potential customer base, increase pricing pressures on the Company, decrease demand for the Company's products, increase the Company's costs or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATING TO POTENTIAL ACQUISITIONS

  An element of the Company's strategy is to make acquisitions that would complement its existing product offerings or enhance its technological capabilities or that may otherwise offer growth opportunities. The Company has no current agreements or negotiations pending with respect to any such acquisitions. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations or the price of the Company's Common Stock. Acquisitions entail numerous risks, including difficulties in the integration of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. The Company's management has limited experience in integrating acquired organizations. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Business--Strategy."

SHARES ELIGIBLE FOR FUTURE SALE AND POTENTIAL ADVERSE EFFECT ON MARKET PRICE

  Future sales of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion
of this offering, the Company will have      shares of Common Stock
outstanding, including      shares of Common Stock to be issued upon the
exercise by certain of the Selling Shareholders of a portion of the currently exercisable options and warrants but assuming no exercise of any other
currently outstanding options or warrants. Of these shares, the     shares
sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder.
Shareholders of the Company, holding in the aggregate approximately     shares
of Common Stock, have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any of the shares held by them as of the date of this Prospectus for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers. Lehman Brothers may release any of such shares in its sole discretion at any time and without
prior notice. At the end of such 180-day period, approximately     shares of
Common Stock will be eligible for immediate resale, subject to compliance with
Rule 144. In addition, approximately     shares will be issuable upon exercise
of vested options subject to compliance with Rules 144 and 701 under the Securities Act. All remaining shares of Common Stock outstanding will become eligible for sale at various times over a period of less than two years and could be sold earlier if the holders exercise any available registration
rights. The holders of     shares of Common Stock and     shares of Common
Stock underlying the remaining outstanding warrants have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. If such holders, by exercising their demand or piggyback registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. In addition, if the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. The Company also may file registration statements on Form S-8 under the Securities Act as soon as practicable after consummation of this offering to register all shares of Common Stock issuable or reserved for issuance under the Company's stock option plans. After the effective date of the Form S-8 registration statements, shares issued upon the exercise of stock options will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the 180-day lock-up agreements referenced above. See "Management--Stock Option Plans," "Description of Capital Stock--Registration Rights of Certain Security Holders," "Shares Eligible for Future Sale" and "Underwriting."

CONTROL BY EXISTING SHAREHOLDERS

  Upon completion of this offering, the Company's executive officers, directors and affiliated entities together will beneficially own approximately
 % of the outstanding shares of Common Stock ( % if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders, acting together, will be able to control matters requiring approval by the shareholders of the Company, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. See "Principal and Selling Shareholders."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBILITY OF VOLATILITY OF STOCK
PRICES

  Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the Company and the Underwriters and is not necessarily indicative of the market price at which the Common Stock of the Company will trade after this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market prices for securities of technology companies have been highly volatile and the market has experienced significant price and volume fluctuations that are sometimes unrelated to the operating performance of particular companies. Announcements of technological innovations or new products or service offerings by the Company or its competitors, developments concerning proprietary rights, including patents and litigation matters, domestic or international regulatory developments affecting the satellite, space or telecommunications industries, general market conditions, any shortfall in revenues or earnings from expected levels or other failures by the Company to meet expectations of securities analysts and other factors, may have a significant impact on the market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW AND OTHER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and By-Laws, as amended (the "By-Laws"), and the Pennsylvania Business Corporation Law of 1988 (the "PBCL") will effectively make it more difficult for a third party to acquire control of the Company by means of a tender offer or a proxy contest for the election of directors or otherwise. For example, the Articles of Incorporation contain provisions which authorize the Board of Directors to issue, without shareholder approval, 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal, proxy contest, make more difficult the acquisition of a substantial block of the Common Stock or limit the price that investors might be willing to pay in the future for shares of the Common Stock. In addition, the Articles of Incorporation contain provisions pursuant to which (i) the Company's Board of Directors is classified into three classes, with one class being elected each year; (ii) the affirmative vote of at least 66 2/3% of the votes cast by eligible shareholders shall be required to adopt, amend or repeal any provision of the By-Laws of the Company or approve Fundamental Changes as defined in the PBCL, including certain mergers, consolidations and sales of substantially all of the Company's assets, as defined in the PBCL;
(iii) shareholders of the Company may not take any action by written consent;
(iv) special meetings of shareholders may be called only by the President, the Chairman of the Board or a majority of the Board of Directors and business transacted at any such meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; (v) the Company shall not be subject to certain anti-takeover provisions affecting registered corporations under the PBCL; (vi) the affirmative vote of at least 66 2/3% of the votes cast by eligible shareholders shall be required to amend the above provisions; and (vii) the affirmative vote of at least 80% of the votes cast by eligible shareholders shall be required to amend the provisions of the Articles of Incorporation with respect to indemnification of Directors or executive officers or the limitation of liability of Directors.

  These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company. See "Description of Capital Stock--Preferred Stock" and "--Anti-takeover Provisions."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

  The Company intends to repay all of its outstanding bank indebtedness (approximately $6.3 million as of July 31, 1998) and to pay approximately $185,000 of cumulative dividends on preferred stock from the net proceeds to the Company of this offering. The Company currently has no specific plans for use of the remaining estimated net proceeds to the Company from this offering. The Company anticipates that such proceeds will be used for sales and marketing activities, research and development activities, general corporate purposes and working capital. As a consequence, the Company's management will have the discretion to allocate the net proceeds to uses that shareholders may not consider desirable, and there can be no assurance that the net proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of their investment from the initial public offering price. Additional dilution will occur upon exercise of outstanding options and warrants. See "Dilution" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the     shares of Common
Stock offered by the Company hereby are estimated to be approximately $
assuming an initial public offering price of $   per share, after deducting
the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders hereby but will
receive approximately $    from the exercise of options and warrants by
certain Selling Shareholders to purchase an aggregate of     shares of Common
Stock upon the consummation of this offering. See "Principal and Selling Shareholders."

  The Company is obligated to use a portion of the net proceeds of this offering to repay all amounts outstanding (including accrued interest) under its $4.0 million term loan ("Term Loan") and $2.5 million revolving credit facility ("Revolving Credit Facility") with PNC Bank, N.A. (the "Bank") and certain other banks. As of July 31, 1998, the Company had $2.3 million and $4.0 million of outstanding borrowings under the Revolving Credit Facility and Term Loan, respectively. The Term Loan and the Revolving Credit Facility are used by the Company for working capital purposes. The Term Loan bears interest at the Bank's prime rate plus 3.5% per annum (12.0% as of June 30, 1998) and the Revolving Credit Facility bears interest at the Bank's prime rate plus 1.0% per annum (9.5% as of June 30, 1998). The Company also intends to use approximately $185,000 of the net proceeds of this offering to pay cumulative dividends on preferred stock. See "Description of Capital Stock--Preferred Stock." The Company expects to use the remainder of the net proceeds from this offering for sales and marketing activities, research and development activities, general corporate purposes and working capital. Such proceeds may be used to acquire businesses, technologies or products that complement the Company's business, although the Company has no agreements or understandings with respect to any such transactions. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing instruments. See "Risk Factors--Broad Management Discretion in Use of Proceeds."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company intends to use approximately $185,000 of the net proceeds of this offering to pay cumulative dividends on preferred stock. Upon consummation of this offering, all outstanding shares of Series A Preferred Stock automatically will be converted into an aggregate of 2,888,472 shares of Common Stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's Term Loan and Revolving Credit Facility with the Bank restricts the Company's ability to pay cash dividends. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors including the Company's earnings, financial condition, operating results and current and anticipated cash needs, as well as economic conditions as the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company: (i) at June 30, 1998 and (ii) pro forma to give effect to the automatic conversion of all issued and outstanding shares of Series A Preferred Stock into 2,888,472
shares of Common Stock, the issuance of     shares of Common Stock upon the
exercise by certain of the Selling Shareholders of a portion of their presently exercisable options and warrants and as adjusted for the sale by the
Company of      shares of Common Stock offered hereby assuming an initial
public offering price of $    per share, after deducting underwriting
discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                            AT JUNE 30, 1998
                                                           --------------------
                                                                     PRO FORMA
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (in thousands,
                                                           except share data)
Long-term debt, less current portion(1)................... $ 3,000     $
                                                           -------     ----
Redeemable convertible preferred stock:
  Series A Preferred Stock, $.01 par value; 256,753 shares
   authorized, issued and outstanding, actual; no shares
   authorized, issued and outstanding, pro forma as
   adjusted...............................................   2,713
                                                           -------     ----
Shareholders' equity (deficit):
  Preferred stock, $.01 par value; no shares authorized,
   issued and outstanding, actual; 5,000,000 shares
   authorized(2), no shares issued and outstanding, pro
   forma as adjusted......................................     --
  Common stock, $.01 par value; 5,000,000 shares
   authorized, 4,193,949 shares issued and 4,185,511
   shares outstanding, actual; 30,000,000 shares
   authorized(2),     shares issued and     shares
   outstanding and pro forma as adjusted,
   respectively(3)........................................      42
  Additional paid-in capital..............................   1,650
  Deficit.................................................  (5,373)
  Treasury stock, 8,438 shares of common stock at cost,
   actual; and no shares of common stock, pro forma as
   adjusted(4)............................................     (32)
  Deferred compensation...................................    (465)
                                                           -------     ----
  Total shareholders' equity (deficit)....................  (4,178)
                                                           -------     ----
    Total capitalization.................................. $ 1,535     $
                                                           =======     ====

--------
(1) Excludes $2.3 million borrowed by the Company under the Revolving Credit Facility subsequent to June 30, 1998.
(2) Reflects the filing of an Amended and Restated Articles of Incorporation by the Company upon the effectiveness of this offering to, among other things, increase the number of authorized shares of Common Stock and authorize shares of undesignated Preferred Stock.
(3) Excludes (i) 1,987,441 shares of Common Stock issuable upon the exercise of outstanding stock options as of June 30, 1998 with a weighted average exercise price of $1.39 per share, under the Company's 1995 Stock Plan, the Incentive Stock Option Plan and the Non-Qualified Stock Option Plan,
    (ii) 500,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the 1998 Stock Plan, and
    (iii) 40,500 shares of Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $6.67 per share. See "Risk Factors--Shares Eligible for Future Sale and Potential Adverse Effect on Market Price," "Management--Stock Option Plans," and "Description of Capital Stock--Warrants."
(4) Upon consummation of this offering, shares held in treasury shall be reinstated to the status of authorized but unissued shares.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1998 was
$(2.4) million, or $    per share of Common Stock. Pro forma net tangible book
value per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities), by the number of shares of Common Stock outstanding, after giving effect to, upon the consummation of this offering, the conversion into Common Stock of all shares of Series A Preferred Stock and
the issuance of     shares of Common Stock to be issued upon the exercise by
certain of the Selling Shareholders of a portion of the currently exercisable options and warrants. After giving effect to the sale of the shares of Common Stock offered by the Company hereby (at an assumed initial public offering
price of $    per share) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of June 30, 1998 would have
been $    per share. This represents an immediate increase in such pro forma
net tangible book value of $    per share to existing holders and immediate
dilution of $    per share to new investors purchasing shares in this
offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share..................       $
     Pro forma net tangible book value per share as of June 30,
      1998..........................................................  $
     Increase per share attributable to this offering...............
                                                                      ----
   Pro forma net tangible book value per share after this offering..
                                                                           ----
   Dilution per share to new investors..............................       $
                                                                           ====

  The following table summarizes, on a pro forma basis as of June 30, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration per share paid by existing shareholders and by new investors purchasing shares offered by the
Company hereby, at an assumed initial public offering price of $    per share:

                            SHARES PURCHASED(1)     TOTAL CONSIDERATION      AVERAGE
                            ---------------------   ---------------------   PRICE PER
                             NUMBER     PERCENT      AMOUNT     PERCENT       SHARE
                            ---------  ----------   ---------  ----------   ---------
   Existing sharehold-
    ers(2).................                       %  $                    %   $
   New investors...........
                             --------   ----------   ---------  ----------
     Total.................                  100.0%  $               100.0%
                             ========   ==========   =========  ==========

--------
(1) Sales by the Selling Shareholders in this offering will reduce the number
    of shares held by existing shareholders to    , or approximately  % of the
    total number of shares of Common Stock outstanding after this offering (or shares and approximately % if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new
    investors to    , or approximately  % of the total number of shares of
    Common Stock outstanding after this offering (or     shares and
    approximately % if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."
(2) Includes an aggregate of      shares of Common Stock to be issued upon the
    exercise by certain security holders of outstanding options and warrants immediately prior to the consummation of this offering. Excludes (i) 1,987,441 shares of Common Stock issuable upon the exercise of outstanding stock options as of June 30, 1998 with a weighted average exercise price of $1.39 per share, under the Company's 1995 Stock Plan, the Incentive Stock Option Plan and the Non-Qualified Stock Option Plan, (ii) 500,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the 1998 Stock Plan, and (iii) 40,500 shares of Common Stock issuable upon the exercise of outstanding warrants with an exercise price of $6.67 per share. See "Risk Factors--Shares Eligible for Future Sale and Potential Adverse Effect on Market Price," "Management-- Stock Option Plans," and "Description of Capital Stock--Warrants."

                            SELECTED FINANCIAL DATA

  The following selected financial data with respect to the Company's statement of operations for the years ended 1995, 1996 and 1997 and with respect to the Company's balance sheets as of December 31, 1996 and 1997 have been derived from the Company's Financial Statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere in this Prospectus. The balance sheet data as of December 31, 1995 and the selected financial data as of, and for the period ended December 31, 1994 has been derived from audited financial statements not included in this Prospectus. The selected financial data as of and for the period ended December 31, 1993 has been derived from unaudited financial statements not included in this Prospectus. The selected financial data as of June 30, 1997 and 1998, and for the six months ended June 30, 1997 and 1998 have been derived from the unaudited financial statements of the Company, which are included elsewhere in this Prospectus. The unaudited financial data includes all adjustments consisting only of normal, recurring adjustments that the Company considers necessary for fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results for any future period or for the full year ended December 31, 1998. The following should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                         SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                 JUNE 30,
                               ----------------------------------------  ----------------
                                1993    1994   1995(1)   1996   1997(2)   1997     1998
                               ------  ------  -------  ------  -------  ----------------
                                           (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  Software licenses..........  $1,022  $1,586  $ 2,333  $5,745  $10,384  $ 5,460 $  4,813
  Maintenance and other......      85      33      403   1,217    2,478    1,069    1,693
                               ------  ------  -------  ------  -------  ------- --------
    Total revenues...........   1,107   1,619    2,736   6,962   12,862    6,529    6,506
 Cost of revenues:
  Software licenses..........     192     248      387     836    1,103      449      510
  Maintenance and other......     151      60      108     279      761      315      457
                               ------  ------  -------  ------  -------  ------- --------
    Total cost of revenues...     343     308      495   1,115    1,864      764      967
                               ------  ------  -------  ------  -------  ------- --------
 Gross profit................     764   1,311    2,241   5,847   10,998    5,765    5,539
                               ------  ------  -------  ------  -------  ------- --------
 Operating expenses:
  Marketing and selling......     237     396    1,603   3,580    8,042    3,256    4,919
  Research and development...     245     462      935   1,447    3,214    1,493    2,129
  General and administra-
   tive......................     296     336      672     787    1,110      502      947
                               ------  ------  -------  ------  -------  ------- --------
    Total operating ex-
     penses..................     778   1,194    3,210   5,814   12,366    5,251    7,995
                               ------  ------  -------  ------  -------  ------- --------
Operating income (loss)......     (14)    117     (969)     33   (1,368)     514   (2,456)
                               ------  ------  -------  ------  -------  ------- --------
Other income (expense).......       2     (26)      43      (8)     (48)      12     (136)
                               ------  ------  -------  ------  -------  ------- --------
Income (loss) before income
 taxes.......................     (12)     91     (926)     25   (1,416)     526   (2,592)
                               ------  ------  -------  ------  -------  ------- --------
Provision for income taxes...     --       53      --      --       --       --       --
                               ------  ------  -------  ------  -------  ------- --------
Net income (loss)............  $  (12) $   38  $  (926) $   25  $(1,416) $   526 $ (2,592)
                               ======  ======  =======  ======  =======  ======= ========
Net income (loss) applicable
 to common shares............  $  (38) $   29  $  (926) $   25  $(1,518) $   475 $ (2,745)
                               ======  ======  =======  ======  =======  ======= ========
Pro forma:(3)
  Net income (loss) per basic
   common share:
    Basic earnings (loss) per
     share...................  $(0.01) $ 0.01  $ (0.18) $ 0.00  $ (0.22) $  0.07 $  (0.39)
    Weighted average shares--
     basic...................   3,206   3,424    5,303   6,723    6,849    6,833    6,949
  Net income (loss) per
   diluted common share:
    Diluted earnings (loss)
     per share...............  $(0.01) $ 0.01  $ (0.18) $ 0.00  $ (0.22) $  0.06 $  (0.39)
    Weighted average shares--
     diluted.................   3,206   4,154    5,303   7,235    6,849    8,042    6,949

                                    AT DECEMBER 31,              AT JUNE 30,
                            ----------------------------------  --------------
                            1993  1994  1995    1996    1997     1997   1998
                            ----  ---- ------  ------  -------  ------ -------
                                            (in thousands)
BALANCE SHEET DATA:
  Cash and cash equiva-
   lents................... $ 16  $161 $1,428  $1,115  $   854  $  904 $ 1,113
  Working capital (defi-
   ciency).................  (77)  115  1,201   1,354     (895)  1,576    (940)
  Total assets.............  575   896  3,266   5,073    6,663   7,283   7,275
  Total long-term debt (in-
   cluding current)........  152   374     17     725      586     691   4,035
  Series A preferred
   stock...................  --    --   2,560   2,560    2,662   2,611   2,713
  Total shareholders' eq-
   uity (deficit)..........  (88)   88   (551)   (418)  (1,889)     57  (4,178)

--------
(1) In 1995, the Company recorded non-cash compensation expense of $219,000 related to non-qualified stock options granted in connection with the severance of a senior executive of the Company. See Note 6 to Notes to Financial Statements.
(2) In 1997, associated with the strategic decision to offer its base product, STK, free of charge to potential customers, the Company incurred charges totaling approximately $700,000, consisting of $544,000 of marketing and selling expenses and $156,000 included in research and development expenses for the write-off of certain capitalized software development costs associated with the Company's base product. See Note 1 to Notes to Financial Statements.
(3) Pro forma to give effect to the automatic conversion of all issued and outstanding shares of Series A Preferred Stock into 2,888,472 shares of Common Stock. See "Description of Capital Stock."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  This prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus which could cause actual results to differ materially from those indicated by such forward-looking statements, including the matters set forth under the caption "Risk Factors."

OVERVIEW

  The Company develops, markets and supports industry leading commercial off-the-shelf ("COTS") software solutions for the space industry. The Company's base product, Satellite Tool Kit ("STK"), and related suite of 23 application modules enable space industry professionals to develop, simulate, track, operate and use satellites more effectively, resulting in enhanced productivity and functionality of satellite missions. The Company also provides maintenance, support, training and other services and intends to offer application development services in the near future. The Company licenses its products through both direct and indirect channels. Domestically, the Company markets primarily through its direct sales organization, and internationally, through resellers.

  The Company introduced STK in 1989 and began to derive the majority of its revenues from commercial distribution of its software in 1992. The Company's revenues increased from $2.7 million for the year ending December 31, 1995 to $12.9 million for the year ending December 31, 1997, representing a compound annual growth rate of approximately 119%. In order to become the leading global provider of software solutions for the space industry, the Company seeks to maximize user awareness of its products, increase market and customer penetration, establish STK as the industry standard and provide new market opportunities for the Company's suite of software products. From the Company's inception until mid-1997, the Company sold STK licenses to approximately 1,300 registered users at prices up to $10,000 per license. At that time, approximately 20% of the Company's revenues were derived from STK licenses and approximately 80% of its revenues resulted from licenses of one or more of its application modules.

  In an effort to more rapidly expand the use of its software, in August 1997 the Company initiated a comprehensive marketing strategy pursuant to which it licenses its base product, STK, free of charge to potential customers. The Company believes that wide dissemination of its base product will result in a rapid increase in the licensing and sales of its application modules. To establish STK and its related suite of modules as the mission-wide software solution, the Company uses a focused sales and marketing program directed at a broad range of users across all space industry segments and conducts aggressive direct sales and marketing initiatives to further penetrate organizations currently using its products. Further, the Company targets new commercial and governmental space programs to encourage the use of the Company's software as an integral part of the mission solution from a program's inception. As a result of the Company's strategy, from August 1, 1997 through June 30, 1998, the number of registered STK seats increased from approximately 1,300 to 14,400. Of the new registered users of STK, approximately 350 have licensed one or more of the Company's application modules. See "Risk Factors--Risks Associated with Market and Product Acceptance," "Business--Strategy" and "--Marketing."

  The Company derives substantially all of its revenues from licensing fees from its STK-related suite of application modules and fees from related maintenance and other services. Software license revenues are derived from perpetual, non-exclusive, one-time licenses of one or more of the Company's application modules and are recognized at the time the product is delivered to the customer. Other than certain agreements which provide for ongoing maintenance revenues, none of the Company's customers have entered into an agreement requiring ongoing minimum purchases. The Company's maintenance and other revenues are comprised primarily of fees derived from annual maintenance agreements with its licensees which may be purchased at the customer's option. Since January 1, 1996, approximately 85% of the registered STK seats purchased by the Company's customers were covered by such agreements. Maintenance fees are recognized as revenue over the maintenance period, which is typically a 12-month term.

  The Company's gross margins are affected, among other things, by the mix of products sold, mix of software license revenues and maintenance and other revenues, distribution channels used by the Company and sources of revenue. Currently, the Company realizes higher gross margins on software licenses than on maintenance and other services, and generally higher gross margins on commercial contracts than on government-related contracts due to the discounted pricing arrangements typically associated with government projects. The Company realizes lower margins on licenses of software products which embed or incorporate software licensed by the Company from third party developers due to license fees and royalty payments. Furthermore, the Company anticipates realizing higher gross margins on direct sales than through indirect channels. Gross margins also are impacted positively by increases in the overall volume of products and services sold.

  In connection with the implementation of the Company's marketing strategy, the Company has substantially increased its operating expenses (excluding deferred compensation expenses and certain non-recurring charges) in recent periods. To complement this marketing strategy and continue to build infrastructure to support its growing business, the Company has increased its investment in operations, particularly sales and marketing and research and development expenses. The Company anticipates continuing to increase its investments in all operating areas.

  The Company's research and development projects are evaluated for technological feasibility in order to determine whether they meet capitalization requirements. The Company has capitalized certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." In 1995, 1996, 1997 and the six months ended June 30, 1998, the Company capitalized $89,000, $424,000, $389,000, and
$120,000 of software development costs, respectively. Amortization of capitalized software development costs was $69,000, $104,000, $196,000 (excluding a $156,000 charge for the write-off of certain capitalized software development costs in conjunction with the Company's strategic decision to provide the Company's base product, STK, free of charge), and $123,000 in 1995, 1996, 1997 and the six months ended June 30, 1998, respectively. The balance of capitalized software development costs, net of accumulated amortization was $449,000 at June 30, 1998, which amount will be amortized over a period of approximately three years.

  The Company has recorded deferred compensation expense of approximately $503,000 for the difference between the exercise price and the deemed fair market value of certain shares of the Company's Common Stock underlying options granted during the first six months of 1998. Of the total deferred compensation expense, approximately $102,000 will be recognized as compensation expense during the year ended December 31, 1998. The remainder will be amortized over the ensuing four year period. See Note 8 to Notes to Financial Statements.

  Upon the consummation of this offering, the Company will repay all of the outstanding amounts, aggregating approximately $6.3 million at July 31, 1998, under the Term Loan and Revolving Credit Facility. As a result, the Company will incur an extraordinary, one-time, non-cash charge of approximately $355,000 expected to be recognized in the fourth quarter of 1998 for the write-off of associated deferred financing costs.

  As of June 30, 1998, the Company had an aggregate of approximately $4.9 million and $4.0 million in Federal and state net operating loss carryforwards, respectively. The net operating losses will expire beginning in 1999 through 2013 if not previously utilized. In the event the net operating losses expire or are limited or eliminated, the Company expects to provide for income taxes at rates that approximate statutory rates for future reporting periods; provided, however, to the extent an unrecorded asset exists through the valuation allowance for net deferred tax assets, the tax provision may be affected by management's evaluation of the need for a valuation allowance with respect to net deferred tax assets. See Note 5 to Notes to Financial Statements.

  The Company derives a substantial portion of its total revenues from the sale of products to US Government entities and government contractors. Sales to US Government entities, taken as a whole and excluding government contractors, represented approximately 25%, 27% and 36% of the Company's total revenues for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively. The Company's business depends, in significant part, upon the US Government's continued demand for satellite analysis software in the areas of defense, civil space and intelligence operations. Including government contractors, sales to whom largely depend upon US Government demand, government sales represented approximately 87%, 82% and 82% of the Company's total revenues for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively. In addition to the sales to US Government entities and government contractors, the Company derived 13%, 18% and 18% of its total revenues from the license of its products to commercial customers for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively. See "Risk Factors--Fluctuations of Operating Results; Seasonality" and "--Government and Commercial Customer Concentration."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of total revenues:

                                        PERCENTAGE OF TOTAL REVENUES
                                     -----------------------------------------
                                                                  SIX MONTHS
                                                                     ENDED
                                     YEAR ENDED DECEMBER 31,       JUNE 30,
                                     --------------------------   ------------
                                      1995      1996     1997     1997   1998
                                     -------   -------  -------   -----  -----
Revenues:
  Software licenses.................    85.3%     82.5%    80.7%   83.6%  74.0%
  Maintenance and other.............    14.7      17.5     19.3    16.4   26.0
                                     -------   -------  -------   -----  -----
    Total revenues..................   100.0     100.0    100.0   100.0  100.0
                                     -------   -------  -------   -----  -----
Cost of revenues:
  Software licenses.................    14.2      12.0      8.6     6.9    7.9
  Maintenance and other.............     3.9       4.0      5.9     4.8    7.0
                                     -------   -------  -------   -----  -----
    Total cost of revenues..........    18.1      16.0     14.5    11.7   14.9
                                     -------   -------  -------   -----  -----
Gross profit........................    81.9      84.0     85.5    88.3   85.1
                                     -------   -------  -------   -----  -----
Operating expenses:
  Marketing and selling.............    58.6      51.4     62.5    49.9   75.6
  Research and development..........    34.2      20.8     25.0    22.9   32.7
  General and administrative........    24.5      11.3      8.6     7.6   14.6
                                     -------   -------  -------   -----  -----
    Total operating expenses........   117.3      83.5     96.1    80.4  122.9
                                     -------   -------  -------   -----  -----
Operating income (loss).............   (35.4)      0.5    (10.6)    7.9  (37.8)
                                     -------   -------  -------   -----  -----
Net income (loss)...................   (33.8)%     0.4%   (11.0)%   8.1% (39.9)%
                                     =======   =======  =======   =====  =====

 SIX MONTHS ENDED JUNE 30, 1998 AND 1997

  Revenues. Total revenues were relatively constant at $6.5 million for the six months ended June 30, 1998 and 1997. Software license revenues, however, decreased by 11.9% to $4.8 million in the six months ended June 30, 1998 from $5.5 million in the six months ended June 30, 1997. The decrease in software license revenues for the six months ended June 30, 1998 compared to the six months ended June 30, 1997 reflects significant growth in sales during the 1997 period. In anticipation of the August 1997 implementation of the Company's new marketing strategy to offer its base product free of charge, the Company offered special sales incentives during the six months ended June 30, 1997. These incentives accelerated sales that the Company believes would have otherwise occurred later in 1997 or in early 1998. The decrease in sales for the six months ended June 30, 1998 was partially offset by an increase in international sales and, to a lesser extent, the release of the Radar module in the second quarter of 1998 which expanded the potential user base of many of the Company's other modules. Maintenance and other revenues increased 58.4% to $1.7 million in the six months ended June 30, 1998 from $1.1 million in the six months ended June 30, 1997, primarily due to the increase in software licenses during prior periods for which customers typically purchase maintenance agreements and, to a lesser extent, a price increase effected July 1997.

  Gross profit. The Company's gross profit equals total revenues less cost of total revenues. Costs of revenues consist of costs of software licenses and costs of maintenance and support. Costs of software licenses consist primarily of license fees and royalties paid to third party software developers and the amortization of capitalized software development costs. Costs of maintenance and support include primarily the costs of personnel and related benefits and other operating expenses associated with technical support. The Company's gross profit decreased by 3.9% to $5.5 million in the six months ended June 30, 1998 from $5.8 million in the six months ended June 30, 1997. Gross profit margin decreased to 85.1% of total revenues in the six months ended June 30, 1998 from 88.3% in the six months ended June 30, 1997. The decrease in gross margin was due primarily to lower sales of software licenses which generally carry higher margins than maintenance.

  Marketing and selling expenses. Marketing and selling expenses consist primarily of salaries, commissions and bonuses paid to marketing and sales personnel, as well as advertising, promotional and travel expenses. In implementing its strategy, the Company expects to increase the size of its marketing and sales force, enhance its marketing and selling efforts and expand its reseller network. As a result, the Company expects that marketing and selling expenses will increase in absolute dollars and, at least for the near term, as a percentage of revenues. Marketing and selling expenses increased 51.1% to $4.9 million in the six months ended June 30, 1998 from $3.3 million in the six months ended June 30, 1997 and increased from 49.9% to 75.6% of total revenues. The increase in sales and marketing expenses in absolute dollars was primarily attributable to increases in personnel, marketing literature, promotional activities, travel costs, base salary increases and the expansion of the Company's international sales efforts.

  Research and development expenses. Research and development expenses are comprised primarily of software engineering personnel costs attributable to software development. Research and development expenses are generally charged to operations as such costs are incurred. As the Company implements its strategy, the Company anticipates that its research and development expenses will increase for the foreseeable future as the Company continues to develop, expand and enhance its suite of products. Research and development expenses increased 42.6% to $2.1 million in the six months ended June 30, 1998 from $1.5 million in the six months ended June 30, 1997, and increased from 22.9% to 32.7% of total revenues, primarily due to an increase in engineering personnel.

  General and administrative expenses. General and administrative expenses consist of costs for corporate, financial and accounting, strategic business development and human resource functions. General and administrative expenses increased 88.6% to $1.0 million in the six months ended June 30, 1998 from $502,000 in the six months ended June 30, 1997, and increased from 7.6% to 14.6% of total revenues. The increase was due primarily to the expansion of strategic business development projects and activities as well as the hiring of key personnel within the accounting and finance and strategic business development departments. The Company expects that general and administrative expenses will increase in absolute dollars in future periods as a result of the anticipated expansion of the Company's operations and related infrastructure investments associated with being a public company.

  Net income (loss). Net loss for the six months ended June 30, 1998 was $2.6 million, compared to net income of $526,000 for the six months ended June 30, 1997. Net loss per common share-diluted was $0.39 for the six months ended June 30, 1998, compared to net income per common share-diluted of $0.06 for the six months ended June 30, 1997. The net loss for the 1998 period was attributable primarily to planned increases in investments in operations in advance of anticipated increases in revenues.

 YEARS ENDED DECEMBER 31, 1997 AND 1996

  Revenues. Total revenues increased 84.8% to $12.9 million in 1997 from $7.0 million in 1996. Software license revenues increased 80.8% to $10.4 million in 1997 from $5.8 million in 1996, primarily due to growth in sales and broader market acceptance of the Company's products. Such increase was offset, in part, by the reduction of license revenues derived from the Company's base product, STK, as a result of the Company's strategic decision in August 1997 to offer STK free of charge. The Company experienced a significant increase in sales during the second quarter of 1997 as a result of intensified sales and marketing efforts designed to minimize any adverse impact resulting from the implementation by the Company of its new marketing strategy. Software license revenue also increased due to the release of ten new application modules during 1997. Maintenance and other revenues increased 103.7% to $2.5 million in 1997 from $1.2 million in 1996. This increase was attributable primarily to the increase in software licenses for which customers typically purchase maintenance agreements and, to a lesser extent, a price increase effected July 1997.

  Gross profit. The Company's gross profit increased 88.3% to $11.0 million in 1997 from $5.8 million in 1996. Gross profit margin increased slightly to 85.5% of total revenue in 1997 from 84.0% in 1996, primarily due to lower costs of licensing third party software incorporated in certain of the Company's application modules which resulted from restructured licensing arrangements with third party developers.

  Marketing and selling expenses. Marketing and selling expenses increased 124.6% to $8.0 million in 1997 from $3.6 million in 1996 and increased as a percentage of total revenues to 62.5% from 51.4% for such respective periods. Such increases are primarily attributable to substantial increases in personnel costs and expenses associated with the enhanced sales and marketing efforts relating to the implementation of the Company's new marketing strategy to offer STK free of charge, expansion of the Company's domestic and international sales infrastructure and investments in a sophisticated customer information system and enhanced website infrastructure, as well as increased commissions and other compensation associated with increased revenues.

  Research and development expenses. Research and development expenses increased 122.1% to $3.2 million in 1997 from $1.4 million in 1996 and increased as a percentage of total revenues to 25.0% from 20.8% for such respective periods. Such increases in research and development expenses in absolute dollars and as a percentage of total revenues was due primarily to an increase in personnel, base salary increases, as well as larger incentive compensation associated with increased revenues.

  General and administrative expenses. General and administrative expenses increased 41.0% to $1.1 million in 1997 from $787,000 in 1996, but decreased as a percentage of total revenues to 8.6% from 11.3%. The increase in general and administrative expenses in absolute dollars was due primarily to the expansion of the accounting and finance department, the establishment of the business development department and the hiring of additional key personnel.

  Net income (loss). The Company experienced a net loss for 1997 of $1.4 million, compared to net income of $25,000 for 1996. Net loss per common share-diluted was $0.22 for 1997, compared to net income per common share-diluted of $0.00 for 1996. The net loss for the 1997 period was attributable primarily to marketing and selling expenses associated with the Company's strategic decision in August 1997 to offer its base product, STK, free of charge and investments made by the Company in its sales and marketing and administrative infrastructure.

YEARS ENDED DECEMBER 31, 1996 AND 1995

  Revenues. Total revenues increased 154.5% to $7.0 million in 1996 from $2.7 million in 1995. Software license revenues increased 146.3% to $5.8 million in 1996 from $2.3 million in 1995, primarily due to an intensified selling effort resulting from a substantial expansion of sales and marketing personnel during the fourth quarter of 1995. Such increase also was attributable to greater product demand due to the release of new versions of STK and STK/VO and certain new application module releases. To a lesser extent, the increase in software license revenues resulted from a price increase of approximately 12% on all products during the second quarter of 1996. Maintenance and other revenues increased 202.0% to $1.2 million in 1996 from $403,000 in 1995, primarily due to increased licensing activity.

  Gross profit. The Company's gross profit increased 160.9% to $5.8 million in 1996 from $2.2 million in 1995. Gross profit margin increased from 81.9% of total revenues in 1995 to 84.0% in 1996, primarily due to larger increases in revenues than related expenses consisting of personnel costs and license fees paid by the Company to third parties. The Company previously had substantially expanded its personnel base during 1995 and, in September 1996, restructured a third party software license agreement relating to one application module.

  Marketing and selling expenses. Marketing and selling expenses increased 123.3% to $3.6 million in 1996 from $1.6 million in 1995, but declined as a percentage of total revenues to 51.4% from 58.6%. The increase in marketing and selling expenses in absolute dollars was primarily attributable to building the Company's sales and marketing infrastructure, including the significant hiring of additional personnel during the fourth quarter of 1995 and during 1996. Such increase also resulted from higher compensation expenses attributable to the increase in sales, expanded marketing programs and the establishment of four field sales offices.

  Research and development expenses. Research and development expenses increased 54.8% to $1.4 million in 1996 from $935,000 in 1995, but decreased as a percentage of total revenues to 20.8% from 34.2%. The increase in research and development expenses in absolute dollars was due primarily to an increase in payroll and payroll-related expenses associated with the substantial hiring of research and development personnel during 1996.

  General and administrative expenses. General and administrative expenses increased 73.4% to $787,000 in 1996 from $454,000 in 1995, but decreased as a percentage of total revenues to 11.3% from 24.5%. The increase in general and administrative expenses in absolute dollars was due primarily to the expansion of the Company's administrative and finance infrastructure.

  Net income (loss). The Company's net income was $25,000 in 1996, compared to a net loss of $926,000 for 1995. Net income per common share-diluted was $0.00 for 1996, compared to net loss per common share-diluted of $0.18 for 1995. The net income for 1996 increased as a result of the combined effect of the factors discussed above.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain condensed unaudited quarterly financial information for each of the eight most recent quarters in the period ended June 30, 1998. This information is derived from unaudited financial statements of the Company that include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods, when read in conjunction with the audited Financial Statements of the Company and Notes thereto beginning on page F-1 of this Prospectus.

                                                       QUARTER ENDED
                         --------------------------------------------------------------------------
                         SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31,  JUNE 30,
                           1996      1996     1997     1997     1997      1997     1998      1998
                         --------- -------- -------- -------- --------- -------- --------  --------
                                           (in thousands, except per share data)
Revenues:
  Software licenses.....  $1,532    $2,376   $1,242   $4,218   $ 1,859   $3,066  $ 1,416    $3,397
  Maintenance and
   other................     347       411      456      613       627      781      871       822
                          ------    ------   ------   ------   -------   ------  -------    ------
    Total revenues......   1,879     2,787    1,698    4,831     2,486    3,847    2,287     4,219
                          ------    ------   ------   ------   -------   ------  -------    ------
Cost of revenues:
  Software licenses.....     253       282      155      294       163      491      312       198
  Maintenance and
   other................     106        92      145      170       277      169      199       258
                          ------    ------   ------   ------   -------   ------  -------    ------
    Total cost of
     revenues...........     359       374      300      464       440      660      511       456
                          ------    ------   ------   ------   -------   ------  -------    ------
Gross profit............   1,520     2,413    1,398    4,367     2,046    3,187    1,776     3,763
                          ------    ------   ------   ------   -------   ------  -------    ------
Operating expenses:
  Marketing and
   selling..............     860     1,080    1,331    1,925     2,336    2,450    2,392     2,527
  Research and
   development..........     361       448      650      843       697    1,024      898     1,231
  General and
   administrative.......     159       270      233      269       310      298      351       596
                          ------    ------   ------   ------   -------   ------  -------    ------
    Total operating
     expenses...........   1,380     1,798    2,214    3,037     3,343    3,772    3,641     4,354
                          ------    ------   ------   ------   -------   ------  -------    ------
Operating income
 (loss).................     140       615     (816)   1,330    (1,297)    (585)  (1,865)     (591)
                          ------    ------   ------   ------   -------   ------  -------    ------
Income (loss) before
 taxes..................     127       608     (818)   1,344    (1,316)    (626)  (1,896)     (696)
                          ------    ------   ------   ------   -------   ------  -------    ------
Net income (loss).......  $  127    $  608   $ (818)  $1,344   $(1,316)  $ (626) $(1,896)   $ (696)
                          ======    ======   ======   ======   =======   ======  =======    ======

  The following table sets forth certain financial data expressed as a percentage of total revenues:

                                                       QUARTER ENDED
                         ----------------------------------------------------------------------------
                         SEPT. 30, DEC. 31, MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                           1996      1996     1997      1997     1997      1997      1998      1998
                         --------- -------- --------  -------- --------- --------  --------  --------
                                            (as a percentage of total revenues)
Revenues:
  Software licenses.....    81.5%    85.2%    73.2%     87.3%     74.8%    79.7%     61.9%     80.5%
  Maintenance and
   other................    18.5     14.8     26.8      12.7      25.2     20.3      38.1      19.5
                           -----    -----    -----     -----     -----    -----     -----     -----
    Total revenues......   100.0    100.0    100.0     100.0     100.0    100.0     100.0     100.0
                           -----    -----    -----     -----     -----    -----     -----     -----
Cost of revenues:
  Software licenses.....    13.5     10.1      9.1       6.1       6.6     12.8      13.6       4.7
  Maintenance and
   other................     5.6      3.3      8.6       3.5      11.1      4.4       8.7       6.1
                           -----    -----    -----     -----     -----    -----     -----     -----
    Total cost of
     revenues...........    19.1     13.4     17.7       9.6      17.7     17.2      22.3      10.8
                           -----    -----    -----     -----     -----    -----     -----     -----
Gross profit............    80.9     86.6     82.3      90.4      82.3     82.8      77.7      89.2
                           -----    -----    -----     -----     -----    -----     -----     -----
Operating expenses:
  Marketing and
   selling..............    45.8     38.8     78.4      39.8      94.0     63.7     104.6      59.9
  Research and
   development..........    19.2     16.1     38.3      17.5      28.1     26.6      39.3      29.2
  General and
   administrative.......     8.5      9.7     13.7       5.6      12.4      7.7      15.3      14.1
                           -----    -----    -----     -----     -----    -----     -----     -----
    Total operating
     expenses...........    73.5     64.6    130.4      62.9     134.5     98.0     159.2     103.2
                           -----    -----    -----     -----     -----    -----     -----     -----
Operating income
 (loss).................     7.4     22.0    (48.1)     27.5     (52.2)   (15.2)    (81.5)    (14.0)
                           -----    -----    -----     -----     -----    -----     -----     -----
Income (loss) before
 taxes..................     6.8     21.8    (48.2)     27.8     (52.9)   (16.3)    (82.9)    (16.5)
                           -----    -----    -----     -----     -----    -----     -----     -----
Net income (loss).......     6.8%    21.8%   (48.2)%    27.8%    (52.9)%  (16.3)%   (82.9)%   (16.5)%
                           =====    =====    =====     =====     =====    =====     =====     =====

  The Company's operating results have fluctuated significantly in the past and may continue to do so in the future from quarter to quarter or on an annual basis. Such fluctuations are caused by a number of factors over which the Company has limited or no control. These factors include, but are not limited to: the size and timing of customer orders; the timing of new product announcements and introductions by the Company or its competitors; the timing of governmental or commercial space programs incorporating the Company's products; the length of the Company's sales cycle; the Company's ability to develop, introduce and market new products and product enhancements; deferrals of customer orders in anticipation of new products or product enhancements; product pricing pressures (including the traditional discounting relating to sales of products to US Government entities and government contractors); the Company's ability to control costs; the hiring of additional personnel; delay or failure of existing customers to purchase additional products or renew maintenance agreements; delay or failure of existing strategic partners to renew agreements, including license agreements, with the Company; market acceptance of COTS satellite analysis software and the Company's products; and fluctuating economic conditions.

  The Company's software license revenues are difficult to forecast for a number of reasons. The Company ships its products within a short period after receiving new orders and typically does not have a large backlog of unfilled orders. Other than certain agreements which provide for ongoing maintenance revenues, none of the Company's customers has entered into an agreement requiring ongoing minimum purchases. Consequently, revenues in any quarter are substantially dependent on orders received in that quarter. Furthermore, demand for the Company's products is generally higher during the fourth quarter, due in part to the capital spending practices of government entities and government contractors, which accounted, in the aggregate, for approximately 82% of the Company's total revenues in 1997. Such customer spending practices typically have also resulted in lower first quarter revenues as compared to other quarters during the year. Historically, the Company also has recognized a significant amount of its quarterly revenues in the last month of each quarter. As a result, the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter.

  The Company's revenues generally have been, and likely will continue to be, generated from a relatively small number of sales. Any failure to close certain sales in a period could have a significant impact upon the Company's revenues in that period. If the size of individual sales were to increase, and any such sales were not to close in the expected period, the impact on the Company's business could be exacerbated. Furthermore, delays of large orders may become more likely if customers take additional time to evaluate larger purchases.

  The Company's expenses are based, in part, upon its expectations regarding future revenues and are relatively fixed. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant decline in revenues in any period would likely result in lower net income for that period. Any of the fluctuations described above could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also believes that past operating results and period-to-period comparisons should not otherwise be relied upon as an indication of future performance. See "Risk Factors--Fluctuations in Operating Results; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception in 1989, the Company has financed its operations primarily through cash generated by operations, the proceeds from private placements of its capital stock and borrowings under credit facilities. At June 30, 1998, the Company's cash and cash equivalents aggregated approximately $1.1 million. The Company's working capital, excluding liabilities for deferred revenues from maintenance contracts, was approximately $2.4 million and $1.0 million at December 31, 1996 and 1997, respectively, and was approximately $1.1 million at June 30, 1998.

  The Company has a Revolving Credit Facility with PNC Bank, N.A. (the "Bank") pursuant to which it may borrow up to a maximum of $2.5 million. Amounts outstanding under such facility bear interest at the Bank's prime rate plus 1.0% per annum (9.5% as of June 30, 1998). No borrowings under the Revolving Credit Facility were outstanding as of June 30, 1998 and, as of the consummation of this offering, approximately $2.3 million is expected to be outstanding under the Revolving Credit Facility. The Company also has a $4.0 million Term Loan with the Bank and certain other banks, which bears interest at the Bank's prime rate plus 3.5% per annum (12.0% as of June 30, 1998). The Term Loan and Revolving Credit Facility are used for working capital purposes. The Revolving Credit Facility and Term Loan are collateralized by substantially all of the assets of the Company and contain, among other provisions, a covenant which restricts the Company's ability to pay cash dividends. The Company is obligated to use an aggregate of approximately $6.3 million of the net proceeds of this offering to repay amounts outstanding under its Term Loan and Revolving Credit Facility. Following the consummation of this offering, the Company expects to renegotiate the Revolving Credit Facility to obtain more favorable terms and conditions. There can be no assurance that it will successfully renegotiate such terms.

  The Company expended approximately $522,000, $1.3 million and $419,000 in capital expenditures for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998, respectively. Although the Company anticipates higher levels of equipment and facilities-related expenditures in the foreseeable future, such future expenditures are not anticipated to be significantly higher as a percentage of total revenues as compared to prior periods.

  The Company intends to use approximately $185,000 of the net proceeds of this offering to pay cumulative dividends on preferred stock. Upon consummation of the offering contemplated hereby, all outstanding shares of Series A Preferred Stock automatically shall be converted into 2,888,472 shares of Common Stock.

  The Company believes that its existing available cash, credit facilities and the cash flow expected to be generated from operations, together with the proceeds of this offering, will be adequate to satisfy its current and planned operations for at least the next 12 months.

YEAR 2000 COMPLIANCE OF CERTAIN INTERNAL INFORMATION SYSTEMS

  Significant uncertainty exists concerning the potential effects associated with the Year 2000 problem. The Company has been informed by the vendor of its internal accounting, management and financial reporting applications that such software is Year 2000 compliant. However, the Company has been informed that the current version of its customer information software is not Year 2000 compliant, but the Company has received a compliant version and expects to test and install such software during the third quarter of 1998. Based on the business risk associated with the Company's internal information systems, management does not anticipate that the Year 2000 will have a significant impact on its information systems or result in a significant commitment of resources to resolve potential problems with its systems associated with this event. See "Risk Factors--Risks Associated with Year 2000 Problem."

RECENTLY ISSUED ACCOUNTING STANDARDS

  In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition," which is effective for financial statements for both interim and annual periods beginning after December 15, 1997. The Statement of Position governs the recognition of revenue by enterprises that license, sell, lease or otherwise market software, except where software is incidental to the products or services being offered, as a whole. Application of this Statement of Position is not expected to have a material effect on the Company's financial statements.

  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 applies to all companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income in a set of financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions generated from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Management believes that the adoption of SFAS No. 130 will not have a material impact on the Company's financial statements.

  In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. Management believes the adoption of SFAS No. 131 will not have a material impact on the Company's financial statements.

                                   BUSINESS

OVERVIEW

  Analytical Graphics is the leading provider of commercial off-the-shelf ("COTS") software solutions for the space industry. The space industry includes a growing number of commercial satellite projects for telecommunications, data communications, navigation and imaging systems as well as government-sponsored space missions and defense programs. The Company's broad suite of software products support space systems throughout their life cycle, from concept and design to launch and on-orbit operation. The Company's base product, Satellite Tool Kit ("STK"), and related suite of 23 application modules enable space industry professionals to develop, simulate, track, operate and use satellites more effectively, resulting in enhanced productivity and functionality of satellite missions. The Company's software performs a wide range of functions, including orbit propagation, access computation, three dimensional systems simulation and visualization and system performance monitoring. The Company's customers utilize the Company's software solutions to perform mission-critical activities and consist of approximately 450 distinct organizations within government agencies, government contractors and commercial space developers. The government agencies and government contractors include NASA, the US Air Force, The Boeing Company, Hughes Electronics Corp., Lockheed Martin Corp. and TRW, Inc. The Company also has licensed its software solutions to leading commercial space developers such as Globalstar L.P., Iridium, LLC, Orbital Sciences Corp., Space Imaging, Inc. and Teledesic, LLC.

  The Company introduced STK in 1989 and began to derive the majority of its revenues from commercial distribution of its software in 1992. The Company's revenues increased from $2.7 million for the year ending December 31, 1995 to $12.9 million for the year ending December 31, 1997, representing a compound annual growth rate of approximately 119%. In order to become the leading global provider of software solutions for the space industry, the Company seeks to maximize user awareness of its products, increase market and customer penetration, establish STK as the industry standard and provide new market opportunities for the Company's suite of software products. To rapidly expand the use of its software, in August 1997, the Company initiated a comprehensive marketing strategy pursuant to which it licenses its base product, STK, free of charge to potential customers. The Company believes that wide dissemination of its base product will result in a rapid increase in the licensing and sales of its application modules. To establish STK and its related suite of modules as the mission-wide software solution, the Company uses a targeted sales and marketing program directed at a broad range of users across all space industry segments and conducts aggressive direct sales and marketing initiatives to further penetrate organizations currently using its products. Further, the Company targets new commercial and governmental space programs to encourage the use of the Company's software as an integral part of the mission solution from a program's inception. As a result of the Company's strategy, from August 1, 1997 through June 30, 1998, the number of registered STK seats increased from approximately 1,300 to 14,400. Of the new registered users of STK, approximately 350 have licensed one or more modules in the Company's applications suite.

INDUSTRY BACKGROUND

 Growth and Trends in the Space Industry

  The space industry is a large and rapidly growing market with industry sources estimating revenues to increase from $77 billion in 1996 to approximately $120 billion by the year 2000. For more than forty years, the space industry has been the domain of government agencies and large companies focused on supporting defense, civil space and intelligence operations needs. Although government funded projects have dominated the space industry, advancements in space technology coupled with the sophistication, power and capabilities of modern information systems are fueling the growth of a commercially driven, consumer-oriented global space industry. The emerging commercial space industry enables the widespread use of many new applications such as advanced satellite telecommunications, data communications, global positioning system ("GPS") services, and imaging systems for agricultural, maritime, weather forecasting and disaster management uses. These new applications are driving the increasing demand for space-related services and capital equipment such as satellites, spacecraft, launch vehicles and ground equipment. Virtually all of the anticipated growth of the space industry is expected to be derived from the commercial space sector. While currently there are 800 satellites in orbit, more than 1,500 new satellites are expected to be launched worldwide by 2002, the majority of which will be launched in support of commercial applications.

  There are several trends driving innovation and growth within the space industry, including:

    . Demand for new information services such as international telecommunications, data communications, video and Internet access;

    . Significant advancements in technology, leading to lower satellite production and launch costs;

    . Globalization, deregulation and privatization of the satellite and telecommunications industries;

    . Need for instant telecommunications infrastructure in emerging markets, resulting in the use of satellite technologies as a cost-effective alternative to terrestrial wireline systems;

    .  Development of national space programs in over twenty countries; and

    . Continued, but increasingly cost conscious, US Government funding of space programs.

  In response to these dramatic industry trends and increased commercial demand, the number of satellite developers, operators and users is rapidly expanding to include not only the growing number of traditional space industry professionals (including governmental, military, commercial, intelligence, research and educational user groups), but also a new group of professionals (including imaging service providers, communications engineers, weather scientists and users of GPS technology).

 The Need for Sophisticated, Mission-Critical Software Solutions

  Satellite systems require sophisticated analytical software solutions throughout a mission life cycle to enable and enhance policy formulation, concept creation, requirements determination, program development, pre-orbit testing, launch, on-orbit testing, operations and de-orbit functions. For example, space industry professionals need to analyze, calculate and graphically display complex mission-critical data such as a satellite's optimal configuration and orbital path, the proper launch trajectory, the periods when the satellite can "see" and communicate with ground stations and the timing of rocket burns to prevent orbital decay or to de-orbit safely. The increasing number and complexity of space systems has created a growing demand for high performance software solutions that are faster, as well as more accurate, functional and flexible than existing solutions. The Company believes that this demand is driving rapid spending increases on space software solutions.

  Increased competitive and cost pressures have forced the space industry to evolve from an industry characterized by space programs with expensive, sequential, customized production and lengthy program development times averaging over seven years to space programs with parallel production and shortened development times averaging approximately three years. In such an environment, failed, faulty or outdated software solutions or costly development delays can force the abandonment or postponement of promising space programs. Therefore, it is imperative that satellite developers and manufacturers shorten development timetables and minimize the reinvention of software code that has been custom developed for similar applications. Competitive and cost pressures, together with the complexity of today's space systems, also mandate that satellite operators and users reduce operating costs, maximize efficiency and minimize operating risks by utilizing software that provides a total, high performance, modular, flexible and scalable solution.

 Limitations of Current Software Solutions

  Historically, the space industry has utilized customized software solutions which have been developed either in-house or by third party contractors. Such customized solutions are generally expensive, time consuming and require substantial investment in highly technical personnel with specialized industry knowledge. Additionally, organizations incur significant ongoing costs in retaining in-house personnel or third party consultants to continually maintain and support custom software. These customized solutions also may fail to provide the desired solution, must be constantly reinvented and often result in unscalable and inflexible systems. Specifically, many custom developed systems are unable to adapt to unforeseen variables affecting a specific mission or program without costly reengineering. Additionally, many custom developed systems fail to integrate easily with existing information technology infrastructures.

  Over the past several years, COTS software has become widely accepted in competitive industries in which positive gains in operational efficiency, productivity growth and cost containment are essential to improved profitability. In order to maximize operational efficiencies and improve enterprise-wide decision making capabilities, many industries such as telecommunications, finance and manufacturing have adopted state-of-the-art, standardized, interoperable, flexible and scalable COTS solutions as cost efficient, risk mitigating alternatives to lengthy, expensive customization programs. Today's space professionals increasingly are seeking to use COTS software solutions to improve productivity and reduce costs in every phase of a satellite system's life cycle.

THE ANALYTICAL GRAPHICS SOLUTION

  The Company develops, markets and supports the leading COTS software solutions for the space industry. By enabling accurate, comprehensive and timely analysis throughout all phases of a satellite's life cycle, the Company's suite of software products allows satellite systems professionals to better manage mission-critical operations while raising productivity, improving accuracy and eliminating the time and cost associated with custom software development.

                             Satellite Life Cycle

                               [INSERT GRAPHIC]
An elliptical graphic appears here which depicts the typical life cycle of a satellite system. The graphic has nodes which identify each stage of the life cycle: policy, concept, requirements, developments, test, launch, on-orbit test, operations and de-orbit.

  The Analytical Graphics solution is designed to provide the following benefits:

  . End-to-End Solution. The Company's suite of software products supports space systems throughout their entire life cycle. Space system designers, developers, operators and users utilize the Company's software to critically analyze each phase of a satellite mission, including policy formulation, concept creation, requirements determination, development, pre-orbit testing, launch, on-orbit testing, operations and de-orbit functions.

  . High-Performance Analysis. The Company has incorporated the extensive technical knowledge and space industry experience of its engineering and development personnel into its product suite. The Company's technologically advanced products deliver a wide range of high-performance, comprehensive, multi-dimensional and intuitive analysis capabilities. STK and the related application modules enhance satellite productivity and efficiency by combining quicker performance with improved accuracy to enable more dynamic decision-making. The Company believes that certain aspects of STK significantly enhance productivity as compared to many existing custom systems. STK and the related suite of application modules help reduce space mission timetables while providing rapid, focused and often real-time solutions.

  . Modular, Flexible and Scalable Approach. The Company has extended the basic functionality of STK with its comprehensive suite of 23 application modules. The application modules offer advanced capabilities in the areas of astrodynamics, graphics, visibility, operations and integration. The Company's software has been designed as an Application Programming Interface ("API") to provide developers with the flexibility of integrating STK into their existing systems or by using specific STK functions on a stand-alone basis. Additionally, the STK product suite has been designed to be scalable to a customer's particular needs, allowing customers to extend the power of STK's capabilities to all space programs regardless of size, complexity or number of users.

  . Timely, Cost-Effective Alternative. The Company's software allows customers to realize substantial cost savings and to reduce overall risk throughout all phases of a satellite's lifecycle. The Company's products enable customers to increase project efficiency by eliminating time delays associated with customizing software. In addition, customers avoid the risks inherent in relying on untested custom developed solutions, while allowing such customers to focus on their core competencies and to save the time and money associated with custom development and maintenance of an internal software development staff. Customized solutions often require significant costs associated with attracting, retaining and training in-house personnel or engaging contractors with the specialized industry knowledge and technical expertise required to develop, maintain and support such customized solutions. STK and the related application modules require minimal user training time and expenses.

  . Access to Value-Added Data. The Company's products incorporate and enhance several third party databases which provide customers with timely and reliable access to extensive value-added information, including mission-critical data. For example, certain of the Company's modules include high resolution maps for the entire globe, precise three-dimensional earth terrain information and data from North American Air Defense Command's ("NORAD") Space Surveillance database, including a detailed catalogue of all earth-orbiting objects larger than ten centimeters.

  . Easily-Integrated Solutions. The Company's suite of products can be readily integrated with the most popular platforms, architectures, operating systems and software applications. STK and related modules can be easily installed and are compatible with PC platforms utilizing Windows 95 or Windows NT operating systems, and UNIX platforms from Sun Microsystems, Silicon Graphics, Hewlett Packard, IBM and Digital. As a result, organizations can protect their investment in existing technologies by seamlessly integrating STK and the related suite of products, thereby facilitating maximum operational efficiency.

STRATEGY

  The Company's mission is to be the leading global provider of software solutions to the space industry and to establish its software as the industry standard solution for space-related applications. The key components of the Company's strategy are:

  . Increase Market Penetration and Customer Base. The Company seeks to maximize user awareness of its products, increase market and customer penetration, establish STK as the industry standard and provide new market opportunities for the Company's suite of software products. To rapidly expand the use of the Company's software, the Company initiated a comprehensive marketing strategy in which it provides STK free of charge to potential customers. The Company believes that wide dissemination of its base product will result in a rapid increase in the licensing and sales of its other application modules. To establish STK and its related suite of modules as the mission-wide software solution, the Company uses a targeted sales and marketing program directed at a broad range of users across all space industry segments and conducts aggressive direct sales and marketing initiatives to further penetrate organizations currently using its products. Further, the Company targets new commercial and governmental space programs to include the Company's software as an integral part of the mission solution from a program's inception.

  . Continue to Develop and Offer Technologically Advanced Solutions. The Company capitalizes upon its extensive experience in the satellite software industry by continuing to develop and enhance technologically advanced, scalable and interoperable modular solutions to expand the capabilities and features of the Company's suite of products. The Company's research and development and technical support teams develop new products and enhancements to respond to its customers' and potential customers' evolving needs. The Company introduced 11 new products in 1997 and expects to release three new products and two new releases in 1998. By continuing to rapidly develop products to meet its customers' needs, the Company believes that it will enhance its reputation as the leading provider of COTS software solutions for the space industry.

  . Expand Global Presence. The Company believes that there is a significant opportunity to derive a greater percentage of revenues from international sales. This opportunity results from several trends driving growth within the international space industry including: the demand for new information services such as international telecommunications, data communications, video and Internet access; the globalization, deregulation and privatization of the satellite and telecommunications industries; the need for instant telecommunications infrastructure in emerging markets; and the development of national space programs in over twenty countries. The Company believes that approximately 40% of its potential customers are internationally-based organizations. The Company's international sales increased from approximately 8% of the Company's total revenues in 1997 to approximately 13% of such revenues in the six months ended June 30, 1998. The Company intends to continue expanding its sales, marketing and distribution capabilities to increase international sales. The Company has begun establishing a network of software resellers, currently consisting of eight international resellers. Through its offices in the United States and by cultivating relationships with both domestic and international consultants and resellers, the Company will seek to gain a substantial share of the global satellite software market.

  . Provide Customers with Comprehensive Solutions. The Company intends to continue to migrate toward meeting the needs of its customers on an enterprise-wide basis by licensing its products on a server or multi-seat basis at the organizational level as well as the user level. The Company believes that its comprehensive marketing strategy will enable it to sell more software solutions at the enterprise level and to participate more frequently in customers' space programs earlier in the conceptualization and planning stages of the program life cycle. In addition, many of the Company's customers historically have requested that the Company develop specific features or solutions to meet their evolving requirements. The Company generally has responded to such requests by incorporating these features into new releases of its products. However, given the increase in such requests due to customers' competitive, cost or time pressures, the Company intends to selectively offer specific application development services to meet customer timetables and to further expand features and functionality provided by its products.

  . Pursue Strategic Acquisitions and Alliances. The Company intends to pursue acquisitions of complementary businesses or technologies and to continue to establish strategic relationships in order to expand its product and service offerings, gain access to new markets, add technical or sales personnel and obtain additional customer relationships. In furtherance of this strategy, the Company has from time to time licensed rights to technologies developed by third parties, including portions of its Navigator and Precision Orbit Determination System application modules.

  . Leverage Technological Expertise to Enter New Markets. The Company believes that other industries and applications, including aviation, air traffic control systems and military applications, have a need for sophisticated mission critical software solutions similar to that of the space industry. The Company may seek to leverage its existing technologies and enter into these new markets either directly or through the establishment of corporate partnering arrangements. The Company believes that its software code can be modified and that graphical user interfaces can be readily developed to capitalize on these opportunities.

PRODUCTS AND SERVICES

 PRODUCTS

  The Company designs, develops, markets and supports an integrated suite of COTS software solutions that support space systems throughout their life cycle, including policy formulation, concept creation, requirements determination, program development, pre-orbit testing, launch, on-orbit testing, operations and de-orbit functions. The Company's base product, Satellite Tool Kit ("STK"), and related suite of 23 application modules feature a broad range of functions, many of which are mission-critical, including orbit propagation, access computation, three dimensional systems simulation and visualization and system performance monitoring. The Company's core technology is object-oriented, utilizing C and C++ languages as well as OpenGL 3D graphics standards, is Internet-enabled and is compatible with PC platforms utilizing Windows 95 or Windows NT operating systems and UNIX platforms from Sun Microsystems, Silicon Graphics, Hewlett Packard, IBM and Digital. In addition, the Company's suite of products can be implemented on a customer's computing system as a stand-alone application or as an embedded, interoperable solution.

 Satellite Tool Kit (STK)

  STK is an integrated, flexible software solution that enhances the analytical capabilities of both technical and non-technical users. STK provides an extensive range of functions and options that support the: propagation of a satellite's position in time; evaluation of complex geometric relationships between orbiting satellites and the earth to determine visibility "footprints;" determination of periods of time when objects can "see" or access another object; and computation of a satellite or ground-based sensor pointing angles. STK presents results in graphical and text formats for easy interpretation and analysis. STK's graphical display enables rapid and intuitive analysis of the complex relationships among satellites, launch vehicles, missiles, aircraft, ships, ground vehicles, ground stations and targets. The Company believes that certain aspects of STK significantly enhance productivity compared to many existing custom systems.

 Suite of Application Modules

  The Company has developed a comprehensive line of add-on application modules that significantly expand and extend STK's capabilities. The Company's interoperable software suite allows customers to add modules as their requirements evolve. Supported by effective training programs and an experienced technical support team, these fully integrated, upgradable products provide complete solutions to a wide range of problems.

  The following describes the Company's suite of modules, identifies the year each product was first released by the Company, and highlights key features of each product:

                                 Astrodynamics

  The Company's astrodynamics application modules provide robust and highly accurate capabilities for tracking and simulating motion around the earth, including satellites and theatre and intercontinental missiles. The typical users for these products are sophisticated aerospace engineers from many industry segments who are involved in the analysis and maintenance of satellites and tracking of missiles.

          PRODUCT                            PRODUCT FEATURES
          -------                            ----------------
 High Precision Orbit      . Simulates a wide variety of satellite orbits and
 Propagator*                 predicts orbital coordinates with high precision
 1994
 Lifetime                  . Estimates the amount of time a low Earth orbiting
 1997                        satellite can remain in orbit before atmospheric
                             drag causes re-entry
 Long-term Orbit Predictor . Predicts and plots changes in a satellite's orbit over months or years
 1997                      . Supports mission design stages by assisting
                             prediction of fuel and maintenance requirements
                             for successful orbital maneuvering over the life
                             of the mission
 Missile Flight Tool*      . Analyzes complex geometric relationships involving
 1996                        missile flight phases, payload deployment and
                             missile targets by calculating multiple missile
                             trajectories for automatic display in STK's
                             visualization environment

--------
* All or a portion of such product is licensed by the Company from a third party. See "--Intellectual Property."

                                   Graphics

  The Company's graphics application modules provide two and three dimensional map displays of static and dynamic satellite positions. By providing detailed views of the satellite and surrounding geography, users can perform analysis that would otherwise be unavailable or non-intuitive. Typical applications include visualization of real-time satellite launches and deployments, analysis of military/intelligence ground operations, satellite anomaly resolution, satellite attitude analysis and planning and analysis of spatial relationships in complex satellite systems. Additionally, the Company and its customers use the graphics suite for marketing and presenting major space system proposals. Due to its video-making capability, as well the STK/VO's playback capability, non-engineers can quickly grasp concepts that would otherwise be unclear using traditional applications.

          PRODUCT                            PRODUCT FEATURES
          -------                            ----------------
 High Resolution Maps      . Provides comprehensive high resolution map data
 1997                        for the entire globe
 STK/VO Earth Imagery*     . Produces realistic, technically accurate images of
 1997                        the Earth's terrain at a resolution of one square
                             kilometer per pixel for integration with the STK
                             environment
 Visualization Option (VO) . Provides technically accurate, 3-D time-driven
 1994                        visual displays for substantially improved
                             analysis and decision making
                           . Creates realistic animated mission simulations
                             depicting complex scenarios involving satellites,
                             orbit trajectories, ground targets and sensors

--------
* All or a portion of such product is licensed by the Company from a third party. See "--Intellectual Property."

                                  Visibility

  The Company's visibility application modules allow users to analyze entire satellite systems for specific performance measures such as frequency optimization, bandwidth requirements, link performance, probability of detection and optimum location of ground control centers. This class of products is catered to commercial users who are designing or analyzing specific features within a satellite system.

         PRODUCT                            PRODUCT FEATURES
         -------                            ----------------
 Advanced Analysis      . Provides a broad array of high fidelity analytical
 1997                     capabilities including simulation of satellite
                          attitude and targeting, analysis of sensor
                          constraints and orientation, and other astrodynamics
                          features
 Chains                 . Models user-specified networks of satellites and
 1994                     ground stations to analyze communications links
                          (including "bent pipe" communications)
 Comm                   . Analyzes quality and geographical coverage of
 1996                     communications links among satellites and between
                          satellites and ground stations
 Coverage               . Provides detailed analysis of the service coverage of
 1997                     satellites, sensors, and satellite constellations
                          over a specified geographic region
 Geographic Information . Links the STK environment with popular GIS software
 System                   systems to enable integrated analysis of demographic
 1997                     data and satellite coverage areas
 Radar                  . Provides design and operational assessment features
 1998                     and graphic displays of ground, air and space-based
                          radar systems by processing radar parameters, radar
                          cross-section, object constraints and changing
                          geometries to determine access
 Terrain                . Analyzes the impact of terrain on satellite
 1997                     accessibility from any point on the Earth's surface
                          utilizing a global 3-D terrain evaluation database

                                  Operations

  The operations application modules determine accurate satellite positions, perform adjustments to the orbit, determine safe launch windows, schedule available satellite usage times and priorities, and assess potential satellite collisions. This class of products is tailored for use by satellite operators at satellite control centers.

         PRODUCT                            PRODUCT FEATURES
         -------                            ----------------
 Close Approach Tool    . Calculates distances between orbiting objects and
 1996                     warns of minimum closing distance violations that
                          could result in collision with other orbiting
                          satellites or debris tracked by NORAD's Space
                          Surveillance database
 Generic Resource Event . Generates optimal usage schedules that maximize the
 Activity Scheduler*      use and effectiveness of satellites, sensors and
 1995                     ground resources
 STK/GIPSY*             . Computes real-time satellite orbits using onboard GPS
                          receivers
 1998                   . Based on CalTech--JPL's GIPSY software
 Navigator*             . Provides a full range of in-flight analysis and
 1995                     operational maneuver planning capabilities, such as
                          maintaining satellite positions in the desired
                          orbital slot and the timing and length of thruster
                          firings needed to make orbital changes
 Precision Orbit        . Predicts satellite orbits based on various
 Determination System*    observation data including angles, range, range rate
 1996                     and global positioning system data for up to 99
                          satellites simultaneously

--------
* All or a portion of such product is licensed by the Company from a third party. See "--Intellectual Property."

                                  Integration

  The integration application modules provide a seamless method for embedding STK core technology into end user applications, thereby easing the transition from legacy software to an STK environment. Additionally, these modules offer a simple method for integration of real-time processing and distribution of satellite telemetry data such as position, attitude and key orbital events. The primary users of this software are developers, sophisticated users and potential business partners who desire to integrate their custom software applications with STK.

       PRODUCT                             PRODUCT FEATURES
       -------                             ----------------
 Connect              . Communicates with other applications via sockets for
 1997                   integration into end user environments
 DIS                  . Provides Distributed Interactive Simulation (a standard
 1997                   simulation protocol) connectivity for large
                        heterogeneous simulation environments
 Programmer's Library . Provides an Application Programming Interface ("API")
 1993                   for developers and integrators for customization and
                        seamless code level integration into end user
                        environments
 STK Server           . Works with Connect to service requests from clients in
 1997                   real-time environments without a graphical user
                        interface

--------
* All or a portion of such product is licensed by the Company from a third party. See "--Intellectual Property."

  The Company's products, on a per-license basis, range in price from approximately $1,500 to approximately $75,000. A typical product sale often consists of several product licenses and averages from $15,000 to $25,000 per seat.

 STK Professional (STK Pro)

  In order to market directly to experienced STK users, the Company offers a bundled product, STK Pro, which offers additional features that range from expanded coordinate system inputs and spacecraft attitudes to three-dimensional terrain elevation data and long-term propagators. STK Pro consists of six seamlessly integrated modules that dramatically extend STK's basic functions. These modules include:

  .  Advanced Analysis Module

  .  High Precision Orbit Propagator

  .  Long-term Orbit Predictor

  .  Lifetime

  .  Terrain

  .  High Resolution Maps

 Services

  The Company believes that a high level of customer support and quality assurance is critical to achieving long-term customer satisfaction. As of June 30, 1998, the Company had a dedicated technical support team of 21 people which offered the following services:

 Maintenance and Support

  . Maintenance. The Company offers annual support and upgrade agreements for all of its products. Since January 1, 1996, approximately 85% of registered STK seats purchased by the Company's customers were covered by such contracts and the Company has typically experienced an annual renewal rate of approximately 90%. Such support and upgrade contracts provide automatic free upgrades and updates for all releases offered throughout the duration of the applicable contract. Maintenance agreements also cover unlimited phone support from the Company's Technical Support organization. The Company's support and upgrade agreements with its customers generally can be terminated by its customers with no advance notice and without penalty.

  . Technical Support. The technical support engineers conduct extensive customer support and are able to efficiently serve customer needs through the Company's centralized customer database. The Company provides on-site, telephone and e-mail support coverage. The Company's technical support organization is an integral part of the Company's sales and marketing efforts by targeting existing and potential customers' specific technical requirements and delivering technical pre-sales support. In addition, the technical support team plays a significant role in the product development process by evaluating customers' product enhancement and feature requests and by selectively implementing these enhancements and features into its new releases and products.

  . Website and Tutorials. The Company's website includes a comprehensive library of frequently asked questions and responses to assist its customers in finding quick answers to common questions. Through the Company's website, end users can access an extensive knowledge base of documents and a sophisticated text search engine. The Company's comprehensive tutorials are available to end users on-line as well as in printed form. The Company's tutorials cover STK and most of the Company's suite of application modules.

 Training

  The Company provides free STK training on a regular basis at each of its offices and offers two day customized STK training courses which can be held on-site for a user fee. By offering free STK training, the Company believes it will further expand opportunities to sell its suite of application modules and establish STK as the industry standard COTS solution for the space industry by demonstrating the features and capabilities of its products. The Company has recently established a fee-based STK certification program to certify those customers and business partners who have demonstrated significant levels of proficiency with its products.

CASE STUDIES

  The following case studies illustrate some of the challenges faced by some of the Company's customers and the solutions enabled by the Company's products:

 AsiaSat 3/Hughes Global Services

  THE CHALLENGE: AsiaSat 3, a commercial telecommunications satellite, was launched in December 1997. Due to a premature termination of the launch vehicle thruster burn, AsiaSat 3 failed to reach geostationary orbit (36,000 km/23,000 miles) over Asia and was stranded in an inoperable orbit, The spacecraft's insurers declared AsiaSat 3 to be a total loss for its original purposes and paid the owners damages in the amount $215 million. Hughes Global Services ("HGS") was engaged by a consortium of insurers to attempt to salvage the satellite for commercial use.

  THE SOLUTION: Using STK and Navigator, an operations application which allows orbit maneuver planning, HGS engineers determined the thruster firings necessary to boost the satellite into a higher orbit which would allow the spacecraft to use the Moon's gravity to reach a flatter, more usable Earth orbit. The maneuver was performed successfully, and the spacecraft is presently in a geosynchronous orbit over the Pacific Ocean.

 Iridium/Motorola

  THE CHALLENGE: Motorola designed and built the Iridium constellation, a 66-satellite network that is the first digital, wireless communications network designed to serve hand-held telephones and pagers worldwide. Designing the Iridium network required engineers to determine the specific geographic region covered by each satellite, the quality and geographical coverage of communications links among satellites, the optimal location of a ground station, the timing for contacting a spacecraft after launch and the routing of calls throughout the system. The Company believes that developing in-house solutions to perform these engineering functions could have taken years.

  THE SOLUTION: Due to competitive and cost pressures, Motorola selected STK to perform several functions. STK was used and is being used in many phases of the Iridium program. In the initial FCC licensing phase, STK was utilized to perform beam interference analysis. In the design stage, STK enabled coverage and cross-link analysis. During the implementation phase of the Iridium project, Motorola used STK to determine the optimal placement of ground stations and to calculate the first possible contact after launch. In the operational phase, Iridium leveraged the flexibility of STK by using STK/Programmer's Library (STK/PL) to create an enhanced version of STK in its operations center to help determine call routing and beam usage. By using STK/PL, Iridium was able to develop a custom solution tailored specifically to its requirements in only a few months.

 US Air Force/ANSER

  THE CHALLENGE: ANSER, a leading not-for-profit research institution serving the military and space industries, was engaged by the US Air Force to participate in its Miniature Sensor Technology Integration ("MSTI") program. The MSTI project was designed to research the Earth's atmospheric background clutter by collecting calibration and data images. The MSTI program was time sensitive and subject to significant mission variables.

  THE SOLUTION: After using STK for basic planning of satellite orbits on the first two MSTI satellite missions, the engineers on the MSTI program recognized that a common analysis standard was essential in order to meet the requisite timetable and provide the flexibility required by the third satellite mission, MSTI-3. The MSTI-3 operations team incorporated the Company's software into its existing system architecture to perform mission-critical activities. In addition to the basic functions, such as generating ephemeris, determining pointing angles and observing in-view start/stop times, STK was used for end-to-end tasks, from real-time spacecraft analysis to command generation and off-line processing of mission-critical data. STK also played a critical role in prioritizing the mission's objectives. By inputting the orbital parameters into STK, the engineering team was able to determine the optimal timing of various mission-critical experiments. The ANSER engineers also took advantage of STK's open architecture to generate interceptor scenarios into which data from other systems and applications were integrated. Finally, in order to efficiently communicate all of the details of the MSTI-3 mission to the US Air Force, ANSER engineers used STK/VO's animation capability to compile a technically detailed videotape of the entire mission.

CUSTOMERS

  The Company's customers consist of designers, developers, operators and users of space and satellite systems. These systems include a growing number of commercial satellite projects for telecommunications, data communications, navigation and imaging systems, as well as government-sponsored space missions and defense programs. The Company's customers consist of approximately 450 distinct organizations within government agencies, government contractors and commercial space developers. The government agencies and government contractors include NASA, the US Air Force, The Boeing Company, Hughes Electronics Corp., Lockheed Martin Corp. and TRW, Inc. The Company also has licensed its software solutions to leading commercial space developers such as Globalstar L.P., Iridium, LLC, Orbital Sciences Corp., Space Imaging, Inc. and Teledesic, LLC. In addition, many universities and educational institutions with space programs, such as the University of Maryland, Johns Hopkins University-Applied Physics Laboratory, MIT-Lincoln Laboratory and the University of Texas-Austin have purchased the Company's products.

  The following is a partial list of direct and indirect customers which have purchased at least $100,000 of the Company's products since January 1, 1997:

    COMMERCIAL AND
GOVERNMENT CONTRACTORS          GOVERNMENT AGENCIES AND DEPARTMENTS
----------------------          -----------------------------------
Aegis Research
 Corporation            National Aeronautics and Space Administration (NASA)
The Boeing Company      National Reconnaissance Office (NRO)
Computer Sciences
 Corporation            Naval Research Laboratory
GTE Government Systems  Phillips Laboratory
Harris Corporation      Sandia National Laboratory
Hughes Electronics
 Corporation            US Air Force
Iridium, LLC
Lockheed Martin
 Corporation
The Mitre Corporation
Motorola, Inc.
Nichols Research
 Corporation
Northrop Grumman
 Corporation
Orbital Sciences
 Corporation
Raytheon Corporation
Science Applications
 International
 Corporation
Spectrum Astro, Inc.
TASC, Inc.
TRW, Inc.

  The Company derives a substantial portion of its total revenues from the sale of software licenses and maintenance to US Government entities and government contractors. Sales to US Government entities, taken as a whole and excluding government contractors, represented approximately 25%, 27% and 36% of the Company's total revenues for the years ended December 31, 1996, 1997 and for the six months ended June 30, 1998, respectively. The Company's business depends, in significant part, upon the US Government's continued demand for satellite analysis software in the areas of defense, civil space and intelligence operations. As a result, the Company's business, financial condition and results of operations may be materially affected by changes in US Government expenditures for space-related programs. Including government contractors, sales to whom depend, in large part, upon US Government demand, government sales represented approximately 87%, 82% and 82% of the Company's total revenues for the years ended December 31, 1996, 1997 and for the six months ended June 30, 1998, respectively.

  In addition to the sales to US Government entities and government contractors, the Company derived 13%, 18% and 18% of its total revenues from the license of its products and maintenance to commercial customers for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively.

  Sales to Lockheed Martin Corp., NASA and TRW, Inc. accounted for approximately 14%, 14% and 10% of total revenues, respectively, in the year ended December 31, 1996. Sales to Lockheed Martin Corp. and NASA accounted for approximately 14% and 12% of total revenues in the year ended December 31, 1997. Sales to NASA accounted for approximately 13% of total revenues in the six months ended June 30, 1998. The Company anticipates that its results of operations in any given period will continue to depend to a significant extent upon sales to a small number of customers. As a result of this customer concentration, the Company's revenues from quarter to quarter and business, financial condition and results of operations may be subject to substantial period-to-period fluctuations. See "Risk Factors--Government and Commercial Customer Concentration" and "--Intense Competition."

MARKETING

 Innovative Marketing Strategy

  The Company seeks to maximize user awareness of its products, increase market and customer penetration, establish STK as the industry standard and provide new market opportunities for the Company's suite of software products. To rapidly expand the use of the Company's software, the Company initiated a comprehensive marketing strategy pursuant to which it provides STK free of charge to potential customers. The Company believes that wide dissemination of its base product will result in a rapid increase in the licensing and sales of its application modules. To establish STK and its related suite of modules as the mission-wide software solution, the Company uses a targeted sales and marketing program directed at a broad range of users across all space industry segments and conducts aggressive direct sales and marketing initiatives to further penetrate organizations currently using its products. Further, the Company targets new commercial and governmental space programs to include the Company's software as an integral part of the mission solution from a program's inception.

 Marketing Programs

  The Company has implemented marketing initiatives to support the sales and distribution of its products. These initiatives inform customers of the capabilities and benefits of STK and the related suite of application modules. The Company's marketing programs include the distribution of free software, advertising, seminars and workshops, promotions, direct mail, free training, newsletters, e-mail communications, participation in industry trade shows and forums and dissemination of information concerning products through the Company's website. In addition, customer leads are cultivated, evaluated and qualified by the marketing team and are distributed to the Company's integrated sales team to further pursue such opportunities. The Company also conducts regularly scheduled workshops at industry trade shows located in cities throughout the world.

 Strategic Relationships

  Through its Business Partners Program, the Company seeks to expand its product offerings, develop strategic relationships and penetrate new markets worldwide. By entering into strategic alliances with innovative companies whose products complement the STK software suite, the Company is able to foster the development of mutually beneficial arrangements.

  The Company's Product Alliances provide the Company with well-established, commercial software products in strategic areas that supplement the STK product offerings and include both specialized technology resellers and system integrators. The International and Domestic Resellers are provided with business opportunities and corporate infrastructure to resell STK products through direct sales or contract sales activities. The Service Provider Program is designed to certify and register business partners who become STK experts and to provide training, space analysis and consulting services and other assistance with various STK-related products. The Developer Program is designed for companies that are currently developing or plan to develop COTS software products that will integrate, embed, or be embedded in STK and STK-related products.

  The following tables identifies several of the Company's current relationships:

   PRODUCT         INTERNATIONAL AND          SERVICE
  ALLIANCES        DOMESTIC RESELLERS        PROVIDERS          DEVELOPERS
  ---------        ------------------        ---------          ----------
CACI            Asia Pacific Aerospace   CSA                Analyticon Limited
                Consultants--Australia
ESRI            CAM GmbH--Germany        SAIC               Microcosm
Geosphere       China Great Wall         Space Applications Princeton Satellite
 Project        Industry Corporation--   Research
                China
Pacific Sierra  JohoKobo Co. Ltd.--      Spacecraft Digest  TASC, Inc.
 Research       Japan
SAIC            Miru Corporation--       Sygenex
                South Korea
Software        SAIC--US
 Technology
VMSI            T.H.A. International Co.
                Ltd.--Thailand
                Teuchos--France
                Western Systems--India

 Educational Partners

  The Company provides many universities, colleges, professional development organizations and non-profit educational groups with the resources necessary to fully employ STK as a teaching and learning tool. The following universities participate in the program: Stanford University; Princeton University; Cornell University; the University of Maryland; University of California-San Diego; US Air Force Academy; US Naval Academy; Johns Hopkins University-Applied Physics Laboratory; International Space University; MIT-Lincoln Laboratory; and the University of Texas-Austin. For example, the US Air Force Academy's cadets utilize the Company's products to operate and analyze experimental spacecraft. The Company believes that the Educational Partners Program is an integral part of establishing STK as the industry standard as future space industry professionals learn and conduct research utilizing the Company's software.

SALES

  The Company's sales and marketing teams are headquartered in Malvern, Pennsylvania, and are located in field offices in Long Beach, California; Santa Clara, California; Colorado Springs, Colorado; and Lanham, Maryland. The Company's offices are strategically located in each region in the United States in which there is a high concentration of space-related technology customers. The Company believes that the vast majority of domestic customers are located within these regions, allowing the Company efficient and ready access to its customer base. The Company has also recently established a reseller network in Europe and Asia and has consulting relationships in London, England and Kuala Lumpur, Malaysia. The Company intends to continue expanding its sales, marketing and distribution capabilities in order to capitalize on the opportunities created by the continuing globalization of the space industry.

  The Company sells its products through both direct and indirect channels. The Company markets its products in the United States through its direct sales organization. As of June 30, 1998, the Company's direct field sales force consisted of 21 full time sales personnel including six system engineers. The Company also markets its products and services through a non-exclusive domestic reseller and eight international resellers.

  The Company believes that approximately 40% of its potential customers are internationally-based organizations. Although international sales constituted approximately 8% and 13% of the Company's total revenues in 1997 and the six months ended June 30, 1998, respectively, the Company intends to continue expanding its sales, marketing and distribution capabilities to increase international sales. The Company believes there is a significant market for the advanced functionality of its products and intends to supplement its direct sales force by expanding its distribution network in selected foreign markets.

  The Company employs a highly organized team approach to the sale of its products. The leads generated by the marketing department are strategically distributed to the Company's sales teams which systematically pursue such opportunities. Sales teams consist of account executives, prospectors, advisors and systems engineers to facilitate potential sales. Management personnel also serve in a major role in many of the Company's larger space program sales.

RESEARCH AND DEVELOPMENT

  The Company believes that its future success will depend upon its ability to continue to enhance its existing product offerings, develop and introduce new products and adapt to emerging markets and technologies. The Company seeks to leverage its existing technology to minimize time to market of its products. As of June 30, 1998, the Company's research and development team consisted of 39 engineers and support personnel. The Company spent approximately $1.0 million, $1.9 million, $3.6 million and $2.2 million on research and development and capitalized software development in 1995, 1996, 1997 and the six months ended June 30, 1998, respectively. Of such amounts for such periods, approximately $935,000, $1.5 million, $3.2 million and $2.1 million, respectively, were attributable to research and development expense.

  The Company employs highly qualified engineers and utilizes its development capabilities to efficiently manage design processes and shorten product introduction lead times. Most of the Company's research and development personnel hold advanced technical degrees. While the Company expects that most new products will continue to be developed internally, the Company has, in the past, licensed or purchased the rights to certain of its current products from other developers, and may continue to do so in the future. The Company's research and development and technical support teams develop new products and enhancements to respond to its customers' and potential customers' evolving needs. The Company introduced 11 new products in 1997 and expects to release three new products and two new releases in 1998.

  In order to provide superior quality assurance, the Company employs five test engineers on a dedicated basis. The test team is fully integrated into the product development process and participates in each phase of development from requirements definition through product release. In addition, the Company conducts substantial validation and verification testing and nightly automated regression testing.

  The Company is pursuing several product development projects and allocates its research and development resources in response both to market research and customer demands for additional features and products. The Company's product development strategy involves introducing initial versions of its products and adding features over time. The Company regularly incorporates product feedback received from customers into its product development process. The Company's current research and development efforts are principally focused on (i) the continued enhancement of its core technologies, (ii) the development of new features and complementary add-on modules to address the increasingly complex needs of its customers and (iii) the creation of new products to widen its addressable market.

COMPETITION

  The market providing software solutions for the space industry is intensely competitive and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. The Company competes primarily with third party contractors, in-house development staffs of satellite manufacturers and equipment vendors and a small group of other space-oriented software providers and systems integrators. To maintain and improve its competitive position, the Company must continue to develop and introduce, on a timely and cost-effective basis, new products and features that keep pace with the evolving needs of its customers. The Company believes that the principal competitive factors affecting the market for the Company's products and applications are quality, performance, product features (such as adaptability, scalability, ability to integrate with other products, functionality and ease of use), price, customer support and product reputation. There can be no assurance that the Company will be able to compete effectively based upon such competitive factors.

  Many of the Company's competitors have longer operating histories, greater name recognition, larger or captive customer bases and significantly greater financial, technical, sales, customer support, marketing and other resources. Such competitors may be able to respond more quickly to emerging technologies and changes in customer requirements. The Company may face increased competition as other established and emerging companies enter the COTS software market for the space industry and as new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions, merge or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to produce and market products that address the needs of the Company's current or prospective customers. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Failure by the Company to compete successfully would have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

  The Company's success and its ability to compete is dependent, in large part, upon its proprietary rights. To protect these rights, the Company relies upon a combination of copyright, trade secret, trademark, and patent laws and generally enters into confidentiality, non-competition and invention assignment agreements with its employees and consultants, and into non-disclosure agreements with its distributors. The Company has four pending patent applications and two registered trademarks, with 12 pending trademark filings. The Company also has four registered copyrights on certain STK software code. The Company also limits access to and distribution of the source code to its software and other proprietary information. The Company licenses, rather than sells, its software pursuant to license agreements contained in its software packages which impose restrictions on licensees' use of the software. However, preventing unauthorized use of the Company's products is difficult. Despite the Company's efforts to safeguard and maintain its proprietary rights in the United States and abroad, there can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation or independent development could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain countries in which the Company's products are distributed are difficult to enforce or do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that the measures taken by the Company will be adequate to protect its proprietary rights. Litigation may be necessary to defend and enforce the Company's proprietary rights, which could result in substantial costs and diversion of management resources and could have a material adverse effect on the Company's business, financial condition and results of operations, regardless of the final outcome of such litigation.

  The Company may become subject to claims of infringement or misappropriation of the intellectual property rights of others. While the Company generally does not indemnify its customers for infringement of patents, trademarks, copyrights or other proprietary rights of third parties, there can be no assurance that the Company will not be liable for damages or expenses associated with such claimed infringement. In addition, the Company, in its licenses and software development and distribution agreements with its resellers, distributors and partners, generally agrees to indemnify such third parties for any expenses and liabilities resulting from claimed infringements of patents, trademarks, copyrights or other proprietary rights of third parties. The amount of the Company's indemnity obligations may be greater than the Company's revenues received under such agreements.

There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company, its customers or distributors in the future with respect to current or future products or services. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all. The inability to enter into satisfactory licensing agreements could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, the Company licenses certain technologies and software products from third party developers, and expects that it will continue to license or acquire technologies or products to extend its current offerings. For example, the Company has licensed technologies relating to the Navigator, High Precision Orbit Propagator, Generic Resource Event Activity Scheduler, Missile Flight Tool, Precision Orbit Determination System and STK/GIPSY products. Generally, the Company's agreements with its licensors are non-exclusive and may be terminated at any time by either party typically upon 60 days prior notice. There can be no assurance that the Company's licensors will not terminate their agreements with the Company, develop products that compete with the Company's products in the future or provide their products and expertise to the Company's competitors. The Company generally relies upon representations and warranties of such licensors that they have the right to license such technology and that their products do not infringe upon the intellectual property rights of others. There can be no assurance that other third parties will not assert infringement or misappropriation claims against the Company, its customers, licensors or distributors in the future with respect to such licensed products or technologies. Any claims or litigation, with or without merit, could be time-consuming, costly and cause product shipment delays or require the Company to enter into additional royalty or licensing arrangements which may not be available on terms acceptable to the Company, if at all, and could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of June 30, 1998, the Company had a total of 130 full-time employees, 129 of whom were based in the United States, and 21 part-time employees. Of the full-time employees, 39 were in product development, 41 were in sales and sales-related support, 22 were in administration, finance and operations, 21 were in technical support, and seven were in marketing. The Company's future performance depends in significant part upon the continued service of its management, key engineers, and sales and technical sales support personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting or retaining such personnel in the future. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

  The Company's executive offices, sales and marketing, research and development and primary production operations are located in Malvern, Pennsylvania where the Company leases approximately 25,000 square feet pursuant to a lease expiring in 2001. The annual rent and maintenance for the facility is approximately $500,000. The Company also leases or subleases sales offices in Long Beach, California; Santa Clara, California; Colorado Springs, Colorado; and Lanham, Maryland. See Note 4 of Notes to Financial Statements for information regarding the Company's obligations under such leases.

  Management believes that the Company's facilities are generally sufficient to meet its current management, development, distribution and related requirements. The Company believes, however, that it will need to lease additional space in the future in order to meet its anticipated office requirements.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

        NAME                        AGE                 POSITION
        ----                        ---                 --------
Paul L. Graziani...................  41 President, Chief Executive Officer and
                                        Chairman of the Board of Directors
Scott A. Reynolds..................  40 Vice President, Chief Software
                                        Architect, Secretary and Director
William J. Broderick...............  36 Vice President, Finance and
                                        Administration, Chief Financial Officer
                                        and Treasurer
John K. Kaiser.....................  55 Vice President, Sales and Marketing
Douglas J. Claffey.................  33 Vice President, Product Development
Francesco F. Linsalata.............  34 Vice President, Technical Services
Francis A. DiBello.................  55 Director
Jeffrey K. Harris(1)(2)............  45 Director
John B. Higginbotham(2)............  42 Director
George F. Raymond(1)(2)............  61 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  Upon consummation of this offering, the Board of Directors will be divided into three classes, each of which shall serve a term of three years. Class A will consist of Messrs. Harris and DiBello, whose terms will expire at the annual meeting of shareholders in 1999; Class B will consist of Messrs. Reynolds and Higginbotham, whose terms will expire at the annual meeting of shareholders in 2000; and Class C will consist of Messrs. Graziani and Raymond, whose terms will expire at the annual meeting of shareholders in 2001.

  All executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified. There are no family relationships among any of the directors, executive officers and key employees of the Company.

  PAUL L. GRAZIANI co-founded the Company in 1989 and currently serves as its President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Graziani served as President from inception until October 1990, as Chief Technical Officer from such date until March 1994 and was reappointed to serve as President in March 1994. Prior to founding the Company, he was a Systems Engineer in Research and Development at GE Aerospace.

  SCOTT A. REYNOLDS co-founded the Company in 1989 and has served as Vice President, Chief Software Architect, Secretary and a Director since inception. Since founding the Company, he has been responsible for the architecture of the Company's software applications. Prior to founding the Company, Mr. Reynolds was a Senior Software Engineer at GE Aerospace.

  WILLIAM J. BRODERICK joined the Company in July 1996 as Vice President, Finance and Administration, Chief Financial Officer and Treasurer. Mr. Broderick served as a consultant to the Company from August 1995 through June 1996 and managed finance, accounting and administrative functions of the Company. From 1990 until he joined the Company, Mr. Broderick, a Certified Public Accountant, was a sole practitioner and provided certain management advisory, finance and accounting services to the Company. Mr. Broderick is a member of the American and Pennsylvania Institutes of Certified Public Accountants.

  JOHN K. KAISER joined the Company in June 1996 as Vice President, Sales and Marketing. Mr. Kaiser served as a Sales Consultant to the Company from 1992 to 1996. Mr. Kaiser became a member of the Company's

Board of Advisors when it was formed in 1994. Prior to joining the Company, Mr. Kaiser served as Senior Partner of Safeguard Scientifics, Inc. from 1995 until 1996 and served as Chairman of Kaiser, Feinberg and Associates, a marketing services consulting firm, from 1989 until 1995.

  DOUGLAS J. CLAFFEY joined the Company in February 1991 and currently serves as Vice President, Product Development. Mr. Claffey previously served as National Accounts Manager for the Company from February 1991 until January 1995 and as Director of Product Development from January 1995 to January 1996. Prior to joining the Company, Mr. Claffey was a Systems Engineer with the Systems Integration Department of GE Aerospace.

  FRANCESCO F. LINSALATA joined the Company in September 1991 and currently serves as Vice President, Technical Services. Mr. Linsalata manages the Company's technical support services and the Business Partners Program. Mr. Linsalata previously served as an Aerospace Engineer from September 1991 until October 1995 and as Director, Business Partners Program from October 1995 to October 1997. Prior to joining the Company, Mr. Linsalata worked with Stanford Telecommunications, Inc. from 1986 to 1991.

  FRANCIS A. DIBELLO has been a Director of the Company since July 1995. Since January 1993, Mr. DiBello has been the Vice Chairman of SpaceVest Management Group, Inc. ("SpaceVest"), an institutional venture capital group with an investment focus on the space industry. Prior to joining SpaceVest, Mr. DiBello was a Managing Partner of KPMG Peat Marwick's Commercial Space Group where he had broad responsibilities in its United States and international space efforts. Mr. DiBello also participated on various government commissions for the Army and Navy. Mr. DiBello serves as a Director of the Company as a designee of SpaceVest Fund, L.P., a principal shareholder of the Company.

  JEFFREY K. HARRIS has been a Director of the Company since August 1996. Since July 1996, Mr. Harris has been the President of Space Imaging, Inc., a commercial remote sensing company. Prior to joining Space Imaging, Inc., Mr. Harris was Assistant Secretary for Space with the US Air Force and Director of the National Reconnaissance Office from May 1994 to March 1996. Mr. Harris previously served, from 1974 to 1994, as a program manager for the US Central Intelligence Agency. He is a leading authority on satellite imaging collection, processing and exploitation.

  JOHN B. HIGGINBOTHAM has been a Director of the Company since July 1995. He is the founder and Chairman of SpaceVest, an institutional venture capital group with an investment focus on the space industry. Prior to founding SpaceVest in 1991, Mr. Higginbotham was a co-founder and senior vice president of International Technology Underwriters, Inc. from 1981 to 1991, and a product marketing manager for Hewlett Packard from 1979 to 1981. Mr. Higginbotham also serves as a director of various space industry associations and advisory groups.

  GEORGE F. RAYMOND has been a Director of the Company since November 1995 and currently serves as the President of Buckland Corporation. From 1972 to 1989, Mr. Raymond served as the President of Automatic Business Centers, Inc., the largest privately held payroll processing company in the United States until its sale to ADP in 1989. Mr. Raymond presently serves on the Board of Directors of each of BMC Software, Inc., Balance Bar Co., DocuCorp International and Atlantic Data Services.

  The Board of Directors has a Compensation Committee, which approves salaries and incentive compensation for executive officers of the Company and administers the Company's stock option plans, and an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants.

DIRECTORS' COMPENSATION

  The Company does not pay any cash compensation to its Directors. All Directors are reimbursed for reasonable expenses incurred in attending Board meetings. The Company has granted to certain of its Directors options to purchase an aggregate of 90,000 shares of Common Stock at a weighted average exercise price of $0.46 per share, of which 56,250 were vested at June 30, 1998. The remaining options to purchase 33,750 shares will vest in equal amounts in each of November 1998, 1999 and 2000. See "Principal and Selling Shareholders."

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's chief executive officer and the other four most highly paid executive officers of the Company whose aggregate compensation exceeded $100,000 during the year ended December 31, 1997 (collectively, the "Named Executives").

                          SUMMARY COMPENSATION TABLE

                                                    ANNUAL
                                                 COMPENSATION
                                               ----------------    ALL OTHER
 NAME AND PRINCIPAL POSITION(S)                 SALARY   BONUS  COMPENSATION(1)
 ------------------------------                -------- ------- ---------------
Paul L. Graziani
 President and Chief Executive Officer........ $157,792 $32,000     $1,260
Scott A. Reynolds
 Vice President, Chief Software Architect.....  105,000   5,000      1,223
William J. Broderick
 Vice President, Chief Financial Officer......  102,292  12,500         53
John K. Kaiser
 Vice President, Sales and Marketing..........  105,417  25,000         53
Douglas J. Claffey
 Vice President, Product Development..........  105,583  20,500         53

--------
(1) Represents life insurance premiums paid on behalf of the Named Executive.

  The Company did not grant stock options to any of the Named Executives during 1997. The Company has never granted any stock appreciation rights.

  The following table sets forth information concerning each exercise of options during 1997 by each of the Named Executives and the fiscal year end value of unexercised in-the-money options.

                      AGGREGATE OPTION EXERCISES IN 1997
                       AND FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF
                                                  SECURITIES       VALUE OF
                                                  UNDERLYING     UNEXERCISED
                                                  UNEXERCISED    IN-THE-MONEY
                                                  OPTIONS AT      OPTIONS AT
                                                    FISCAL          FISCAL
                           SHARES                 YEAR-END(#)    YEAR-END($)
                         ACQUIRED ON    VALUE    EXERCISABLE/    EXERCISABLE/
     NAME                EXERCISE(#) REALIZED($) UNEXERCISABLE UNEXERCISABLE(1)
     ----                ----------- ----------- ------------- ----------------
Paul L. Graziani........     --          --         -- / --        -- / --
Scott A. Reynolds.......     --          --         -- / --        -- / --
William J. Broderick....     --          --
John K. Kaiser..........     --          --
Douglas J. Claffey......     --          --

--------
(1) There was no public market for the Common Stock as of December 31, 1997. Accordingly, the value of the unexercised in-the-money options have been calculated on the basis of an assumed initial public offering price of
    $     per share, less the exercise price payable for such shares.

STOCK OPTION PLANS

 1998 Stock Plan

  The 1998 Stock Plan was adopted by the Board of Directors on July 27, 1998 and was approved by the shareholders of the Company effective August 6, 1998. The 1998 Stock Plan shall be effective on the date of the consummation of this offering and shall terminate ten years from such date, unless terminated earlier by the Board of Directors. Upon effectiveness of the 1998 Stock Plan, a total of 500,000 shares shall be reserved for issuance upon the exercise of options and/or stock purchase rights granted thereunder. Those eligible to receive stock option grants or stock purchase rights under the 1998 Stock Plan shall include employees, non-employee directors and consultants. The 1998 Stock Plan shall be administered by the Compensation Committee of the Board of Directors of the Company, which is comprised solely of outside directors.

  Subject to the provisions of the 1998 Stock Plan, the administrator of the 1998 Stock Plan shall have the discretion to determine the optionees and/or grantees, the type of options to be granted (incentive stock options ("ISOs") or non-qualified stock options ("NQSOs")), the vesting provisions, the terms of the grants and other related provisions as are consistent with the 1998 Stock Plan. The exercise price of an ISO may not be less than the fair market value per share of the Common Stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the voting power of all classes of capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The exercise price of a NQSO may not be less than 85% of the fair market value per share of the Common Stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the voting power of all classes of capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The purchase price of shares issued pursuant to stock purchase rights may not be less than 50% of the fair market value of such shares as of the offer date of such rights.

  The options terminate not more than ten years from the date of grant, subject to earlier termination upon or after a fixed period following the optionee's death, disability or termination of employment with the Company. The term of any options granted to a holder of more than 10% of the capital stock may be no longer than five years. The Company anticipates that options granted under the 1998 Stock Plan will vest over four years from the date of grant. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options.

 1995 Stock Plan

  The 1995 Stock Plan (the "1995 Plan") was adopted by the Board of Directors, approved by the shareholders and became effective on May 24, 1995. As of June 30, 1998, a total of 1,695,375 shares were reserved for issuance upon the exercise of options granted under the 1995 Plan, of which options to purchase 1,540,816 shares have been granted and are currently outstanding. Those eligible to receive stock option grants under the 1995 Plan include employees, officers, directors and consultants. The 1995 Plan is administered by the Board of Directors of the Company. Upon effectiveness of the Company's 1998 Stock Plan, no further grants will be made under the 1995 Plan.

  Subject to the provisions of the 1995 Plan, the administrator of the 1995 Plan has the discretion to determine the optionees, the type of awards to be granted (ISOs, NQSOs or stock purchase rights), the vesting provisions, the terms of the grants and to make such other related determinations as are consistent with the 1995 Plan. The exercise price of an ISO may not be less than the fair market value per share of the Common Stock on the date of grant and the exercise price of an NQSO may not be less than eighty-five percent (85%) of the fair market value per share of the Common Stock on the date of grant. In the case of any optionee who owns 10% or more of the total combined voting power of all classes of stock of the Company, however, the exercise price of either an ISO or NQSO may not be less than 110% of the fair market value per share on the date of grant. Fair market value is determined by the administrator from time to time in good faith; however, the 1995 Plan provides that upon listing on the Nasdaq National Market, such fair market value shall be the closing sales price for Common Stock of the Company on the last trading day prior to the grant date.

  ISOs terminate not more than ten years from the date of grant, while NQSOs terminate as established by the administrator and are generally limited to ten
(10) years. Both ISOs and NQSOs are subject to earlier termination upon or after a fixed period following the optionee's death, disability or termination of employment with the Company. The term of ISOs granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company may be no longer than five years. Generally, options under the 1995 Plan vest over four years from the date of grant. Options are not assignable or otherwise transferable except by will or by the laws of descent and distribution. In the event of a dissolution or liquidation of the Company, Optionees shall receive fifteen (15) days notice to exercise vested options and, to the extent options are not so exercised at the end of such period, such options will terminate. In the event of a merger in which the Company is not the surviving corporation, or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue substantially equivalent options, all outstanding options accelerate and become exercisable in full for a period of at least fifteen (15) days.

 The Incentive Stock Option Plan

  The Company's Incentive Stock Option Plan (the "ISO Plan") was adopted by the Board of Directors and became effective on October 24, 1990. The ISO Plan was approved by the shareholders of the Company on October 24, 1990. As of June 30, 1998, a total of 335,250 shares were reserved for issuance upon the exercise of options granted under the ISO Plan, of which options to purchase 311,625 shares have been granted and are currently outstanding. Those eligible to receive stock option grants under the ISO Plan include officers and key employees of the Company. The ISO Plan is administered by the Board of Directors of the Company. No further grants shall be made under the ISO Plan.

  Subject to the provisions of the ISO Plan, the administrator of such plan has the discretion to determine the optionees, who shall consist solely of the officers and key employees of the Company. The administrator may grant only incentive stock options under the ISO Plan, and shall determine the vesting provisions and such other related provisions of an award as are consistent with the ISO Plan. The exercise price of an option granted under the ISO Plan may not be less than the fair market value per share of the Common Stock on the date of grant.

  Awards under the ISO Plan generally terminate not more than ten years from the date of grant and are subject to earlier termination upon termination of the optionee's employment with the Company or after notice of termination of the optionee's employment or, with respect to options exercisable on the date of an employee's death, after a fixed period following his or her death. Generally, options under the ISO Plan vest over a four-year period from the date of grant. Options are not assignable or otherwise transferable except by will or by the laws of descent and distribution. In the case of a merger, consolidation, dissolution or liquidation of the Company, options outstanding under the ISO Plan may, at the discretion of the Board of Directors, become fully exercisable. The ISO Plan shall terminate ten years from the date on which it was approved by the Company's Board of Directors, unless sooner terminated in accordance with its terms.

 The Non-Qualified Stock Option Plan

  The Company's Non-Qualified Stock Option Plan (the "Non-Qualified Plan") was adopted by the Board of Directors and became effective on September 1, 1994. The Non-Qualified Plan was approved by the shareholders of the Company on September 1, 1994. As of June 30, 1998, a total of 500,625 shares were reserved for issuance upon the exercise of options granted under the Non-Qualified Plan, of which options to purchase 135,000 shares have been granted and are currently outstanding. Those eligible to receive stock option grants under the Non-Qualified Plan include key employees, consultants and advisors to the Company. The Non-Qualified Plan is administered by the Board of Directors of the Company. No further grants shall be made under the Non-Qualified Plan.

  Subject to the provisions of the Non-Qualified Plan, the Board of Directors acting upon the recommendation of the administrator has the power to select optionees, to determine the number of shares underlying each option and to include such other conditions to a grant as are consistent with the Non-Qualified Plan. The exercise price of an option grant under the Non-Qualified Plan shall be determined by the administrator on the date of grant.

  Awards under the Non-Qualified Plan terminate not more than ten years from the date of grant and are subject to earlier termination on the optionee's death or termination of employment with the Company. Generally, options under the Non-Qualified Plan vest over three years from the date of grant. Options are not assignable or otherwise transferable except by will or by the laws of descent and distribution. In the event of a merger or consolidation of the Company in which the Company is not the surviving corporation, or the sale of all of substantially all of the Company's assets, all options outstanding under the Non-Qualified Plan shall become fully exercisable prior to the consummation of such transaction. The Non-Qualified Plan shall terminate ten years from the date on which it was approved by the Company's Board of Directors, unless sooner terminated in accordance with its terms. Termination of the Non-Qualified Plan does not alter or impair any options previously granted. With certain limited exceptions, all shares issued upon the exercise of awards granted under the Non-Qualified Plan are subject to, upon termination of an optionee's employment with the Company, the Company's right of repurchase at a price to be agreed upon by the Company and the optionee at the time of such repurchase or shall be determined by formula, as set forth in the Non-Qualified Plan, in the event a repurchase price cannot be agreed upon. Such right of repurchase will terminate upon the consummation of the Offering.

EMPLOYMENT AGREEMENTS, INDEMNIFICATION AGREEMENTS, NON-COMPETITION, NON-DISCLOSURE AND INVENTION ASSIGNMENT AGREEMENTS

  Paul L. Graziani, the Company's President and Chief Executive Officer and Scott A. Reynolds, the Company's Vice President and Chief Software Architect, have entered into three-year employment agreements with the Company commencing August 1, 1998. Under the terms of their respective agreements, each of Mr. Graziani and Mr. Reynolds are entitled to an annual base salary of $176,000 and $110,000, respectively, bonuses, the amounts and payments of which are within the discretion of the Compensation Committee of the Board of Directors, incentive compensation under the Company's stock option plans and benefits. These agreements require each individual to maintain the confidentiality of Company information and assign inventions to the Company. Each of such officers has agreed that during the term of his respective agreement and thereafter for a period of up to two years, he will not compete with the Company in any state or territory of the United States or other country where the Company does business by engaging in any capacity in a business which is competitive with the business of the Company. Each of the foregoing employment agreements also provides that, for a period of two years following the termination of employment, each such individual shall not solicit the Company's customers or employees. Both of such employment agreements provide that the Company or the employee may terminate the agreements upon no less than 60 days prior written notice.

  In addition, the Company entered into a severance agreement with John K. Kaiser dated May 29, 1996, which provides that if his employment is terminated for any reason other than for cause, as defined in such agreement, the Company will continue to pay Mr. Kaiser's base salary and benefits for a minimum of four and one-half months plus one week for every full year of service after the first year of employment.

  The Company has entered into indemnification agreements with each of its executive officers and directors pursuant to which the Company has agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

  In addition to the foregoing agreements, the Company has executed agreements with each of its employees, whereby each employee agrees to maintain the confidentiality of Company information and to assign inventions to the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1997, the compensation of executive officers of the Company was determined by the Board of Directors. The Compensation Committee was established by the Board of Directors on July 27, 1998. The Compensation Committee currently consists of Messrs. Harris and Raymond. There are no Compensation Committee Interlocks.

KEY PERSON INSURANCE

  The Company maintains and is the beneficiary of life insurance policies on the lives of Paul L. Graziani and Scott A. Reynolds. The face amount of each such policy is $1.0 million. The Company does not maintain key person life insurance on any of its other key personnel.

                             CERTAIN TRANSACTIONS

  In June 1995, the Company issued and sold 256,753 shares of Series A Preferred Stock. As a result of this transaction, holders of the Series A Preferred Stock are entitled to nominate two directors and elect one director to the Board of Directors of the Company. Messrs. DiBello and Higginbotham, of SpaceVest Fund, L.P. ("SpaceVest Fund"), currently serve as such nominees. Such rights terminate upon the automatic conversion of the Series A Preferred Stock upon the consummation of this offering contemplated hereby. Although the contractual right to director nominations will terminate upon the consummation of this offering, SpaceVest Fund's nominees will continue to serve on the Board of Directors of the Company, at least for the balance of their terms.

  Pursuant to the terms of certain registration rights agreements, the Company has granted certain piggy-back registration rights to the Paul Graziani Associates Limited Partnership, the Scott Reynolds Associates Limited Partnership and SpaceVest Fund. Paul L. Graziani, the Company's President and Chief Executive Officer, is a general partner of Paul Graziani Associates Limited Partnership and Scott A. Reynolds, the Company's Vice President, Chief Software Architect, is a general partner of Scott Reynolds Associates Limited Partnership. See "Description of Capital Stock--Registration Rights of Certain Security Holders."

  The Board of Directors of the Company has adopted a policy requiring that any future transactions between the Company and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person (or group of affiliated persons) who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and Named Executives, (iii) the Selling Shareholders and (iv) all directors and executive officers of the Company as a group.

                               SHARES OF                         SHARES OF
                              COMMON STOCK        NUMBER       COMMON STOCK
                           BENEFICIALLY OWNED       OF      BENEFICIALLY OWNED
                          PRIOR TO OFFERING(2)  SHARES OF    AFTER OFFERING(2)
                          -------------------- COMMON STOCK -----------------------
   NAME OF BENEFICIAL                             BEING
        OWNER(1)           NUMBER   PERCENT(3)   OFFERED    NUMBER      PERCENT(3)
   ------------------     --------- ---------- ------------ ---------   -----------
DIRECTORS, NAMED
 EXECUTIVES AND FIVE
 PERCENT SHAREHOLDERS:
Paul L. Graziani(4).....  1,496,156
Scott A. Reynolds(5)....  1,420,137
SpaceVest Fund,
 L.P.(6)................  2,820,972
William J. Broder-
 ick(7).................    138,364
John K. Kaiser(8).......    275,625
Douglas J. Claffey(9)...    226,687
Francis A. DiBello(6)...  2,820,972
Jeffrey K. Harris(10)...     11,250
John B. Higginbot-
 ham(6).................  2,820,972
George F. Raymond(11)...     45,000
All Directors and Execu-
 tive Officers as a
 group (10 per-
 sons)(12)..............  6,515,331

OTHER SELLING SHAREHOLD-
 ERS:
PNC Bank, N.A.(13)......     81,000
Transamerica Business
 Credit Corpora-
 tion(14)...............     45,000
Ben Franklin--Progress
 Capital Fund,
 L.P.(15)...............     22,500
Jay J. Buck(16).........    180,000
Francesco F.
 Linsalata(17)..........     81,140

--------
  * Less than one percent.
 (1) Unless otherwise specified, the address of all persons who are executive officers or Directors of the Company is in care of the Company, 325 Technology Drive, Malvern, Pennsylvania 19355.
 (2) The number of shares beneficially owned by each shareholder is determined under rules promulgated by the Securities and Exchange Commission (the "Commission"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has a right to acquire within 60 days after June 30, 1998 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.
 (3) Applicable percentage of ownership is based on 7,073,983 shares of Common Stock outstanding on June 30, 1998, including 2,888,472 shares issuable upon conversion of the Series A Preferred Stock, plus an aggregate of shares of Common Stock to be issued upon the exercise by certain of the Selling

    Shareholders of currently exercisable stock options and warrants
    immediately prior to the consummation of this offering, and     shares of
    Common Stock outstanding after the completion of this offering. Common Stock issuable upon the exercise of options and warrants is deemed to be outstanding beneficially owned by the person holding such options or warrants for the purpose of computing of percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.
 (4) Includes 1,490,531 shares of Common Stock held by the Paul Graziani Associates Limited Partnership of which Mr. Graziani is a general partner and 5,625 shares of Common Stock held as custodian for a minor child.
 (5) Represents shares of Common Stock held by the Scott Reynolds Associates Limited Partnership of which Mr. Reynolds is a general partner.
 (6) Represents 2,820,972 shares of Common Stock issuable upon the automatic conversion of the Series A Preferred Stock upon the consummation of this offering. The address of SpaceVest Fund is 11911 Freedom Drive, Suite 500, Reston, Virginia 20190. Messrs. Higginbotham and DiBello are general partners of SpaceVest Fund. The general partners of SpaceVest Fund exercise sole voting and investment power. Each general partner disclaims beneficial ownership of the shares held by SpaceVest Fund except to the extent of their respective pecuniary interest therein.
 (7) Includes 123,750 shares underlying exercisable options to purchase shares of Common Stock.
 (8) Includes 180,000 shares underlying exercisable options to purchase shares of Common Stock.
 (9) Includes 217,237 shares of Common Stock underlying exercisable options to purchase to shares of Common Stock and includes 450 shares of Common Stock and 450 shares underlying exercisable options to purchase shares of Common Stock held of record by Cynthia Claffey, Mr. Claffey's wife and an employee of the Company.
(10) Represents 11,250 shares underlying exercisable options to purchase shares of Common Stock.
(11) Represents 45,000 shares underlying exercisable options to purchase shares of Common Stock.
(12) See Notes 4 through 11. Includes 81,140 shares beneficially owned by an executive officer not named above. See Note 17.
(13) Represents 81,000 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock.
(14) Represents 45,000 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock.
(15) Represents 22,500 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock.
(16) Includes 67,500 shares of Common Stock issuable upon the automatic conversion of the Series A Preferred Stock upon the consummation of this offering.
(17) Represents 81,140 shares underlying exercisable options to purchase shares of Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the consummation of this offering, the Company's authorized capital stock will consist of 30,000,000 shares of Common Stock, $.01 par value (the "Common Stock"), and 5,000,000 shares of undesignated Preferred Stock, $.01 par value (the "Preferred Stock").

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement. The following summary is qualified in its entirety by reference thereto.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the shareholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends, subject to the senior rights of preferred shareholders, if any, when, as and if declared by the Board of Directors (see "Dividend Policy") and, subject to the senior rights of holders of Preferred Stock, if any, to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

  At June 30, 1998, there were (i) 4,185,511 shares of Common Stock issued and outstanding, (ii) 99 shareholders of record and (iii) outstanding options and warrants to purchase an aggregate of 2,135,941 shares of Common Stock. See "Management--Stock Options Plans" and "--Warrants." Upon consummation of this
offering, options and warrants to purchase an aggregate of     shares of
Common Stock shall be exercised by certain holders thereof.

PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. Upon consummation of this offering, there will be no shares of Preferred Stock outstanding and the Company does not presently intend to issue any series of Preferred Stock.

   These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company. See "Risk Factors--Control by Existing Shareholders; Anti-takeover Effect of Certain Charter By-Law and Other Provisions."

  At June 30, 1998, there were 256,753 shares of Series A Preferred Stock issued and outstanding. Upon consummation of this offering, all outstanding shares of Series A Preferred Stock will automatically convert into an aggregate of 2,888,472 shares of Common Stock. The Series A Preferred Stock shall be canceled, retired and eliminated upon the automatic conversion of outstanding shares of the Series A Preferred Stock as described above. There are no other classes of Preferred Stock designated and no other shares of Preferred Stock outstanding.

WARRANTS

  In May 1998, in connection with the Term Loan and the Revolving Credit Facility, the Company issued Warrants to purchase shares of Common Stock to certain banks. These Warrants entitle holders to purchase shares of Common Stock at $6.67 per share, up to a maximum of 148,500 shares of Common Stock,
of which an aggregate of     shares are anticipated to be offered and sold by
certain Selling Shareholders hereby. The Warrants may be exercised until April 30, 2003. The holders of the shares of Common Stock issuable or issued upon the exercise of the Warrants are entitled to certain piggy-back registration rights. See "--Registration Rights of Certain Security Holders."

REGISTRATION RIGHTS OF CERTAIN SECURITY HOLDERS

 Holders of Series A Preferred Stock

  In June 1995, SpaceVest Fund and Jay J. Buck ("Buck") purchased an aggregate of 256,753 shares of Series A Preferred Stock from the Company. The shares of Series A Preferred Stock automatically convert into 2,888,472 shares of Common Stock (the "Registrable Securities") immediately prior to the consummation of this offering.

  The Company has granted a demand registration right to SpaceVest Fund allowing it or its assignee beginning twelve months after the date the Commission declares the registration statement relating to this offering effective, to require that the Company register its Registrable Securities (on no more than one occasion) at the Company's expense (excluding underwriters' discounts and commissions) under the Securities Act. The Company is not required to register any shares unless the Registrable Securities requested to be registered are at least 25% of all Registrable Securities then outstanding or have an aggregate offering price of at least $1.0 million. The Company has the right to defer filing such registration statement for a period of not more than 180 days under certain circumstances.

  In addition, if, at any time, the Company proposes to register any of its securities under the Securities Act for sale to the public, SpaceVest Fund and Buck shall have unlimited piggyback registration rights, subject to certain underwriting and other restrictions set forth in the investor rights agreement with the SpaceVest Fund. The Company also has agreed to indemnify SpaceVest Fund, Buck and each underwriter in any such offering against certain liabilities, including liabilities under the Securities Act. Except with respect to their shares of Common Stock registered and offered hereby, SpaceVest Fund and Buck have waived their registration rights with respect to this offering.

 Holders of the Warrants

  The Company also has granted certain registration rights to the holders of the Warrants (the "Warrant Holders"). If at any time the Company determines to register shares of its Common Stock under the Securities Act for sale to the public, except securities to be issued solely in connection with any acquisition of any entity or business, shares issuable solely upon issuance of stock options, shares issuable to any employee benefit plans or shares to be registered on any registration form that does not permit secondary sales, the Warrant Holders have unlimited piggyback registration rights. Such registration rights are subordinate to the registration rights of SpaceVest Fund and Buck.

 Principal Shareholders

  Pursuant to the terms of a registration rights agreement, the Company has granted certain piggy-back registration rights to the Paul Graziani Associates Limited Partnership and the Scott Reynolds Associates Limited Partnership. If at any time the Company determines to register shares of its Common Stock under the Securities Act for sale to the public, excluding registrations relating to any employee benefit plan or corporate reorganization, such shareholders have unlimited piggyback registration rights. Such registration rights are subordinate to the registration rights of SpaceVest Fund, Buck and the Warrant Holders.

LIMITATION OF LIABILITY OF DIRECTORS AND EXECUTIVE OFFICERS

  The Articles of Incorporation of the Company limit the liability of directors and executive officers of the Company. Specifically, directors and executive officers of the Company will not be personally liable for money damages for breach of a duty as a director or an executive officer, except for liability (i) for any breach of the director's or executive officers duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of the law, (iii) as to directors only, under Section 1553 of the PBCL, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director or officer derived an improper personal benefit. The Company has also entered into indemnification agreements with each of its executive officers and directors. See "Management--Employment Agreements, Indemnification Agreements, Non-Competition, Non-Disclosure and Invention Assignment Agreements."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles, By-Laws and the PBCL operate with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of the Company's assets or the liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of the Company in certain circumstances.

 The PBCL

  The Company is governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. Another provision of the PBCL gives the directors broad discretion in considering the best interests of the corporation in evaluating an acquisition proposal, including a provision which permits the Board, in taking any action, to consider various corporate interests, including those of employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation, and the resources, intent and conduct of any person seeking to acquire control of the corporation. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of the Company in a transaction that the Board determines not to be in the best interests of the Company.

  The Company has elected to opt-out of certain anti-takeover provisions of the PBCL, including: (i) provisions pursuant to which any holder of voting shares of a registered corporation who objects to a "control transaction" (generally defined as the acquisition by a person or group (the "controlling person or group") that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) is entitled to make a written demand on the controlling person or group for payment of the fair value of the voting shares of the corporation held by the shareholder; (ii) provisions which prohibit certain business combinations (as defined in the PBCL) involving a corporation that has voting shares registered under the Securities and Exchange Act of 1934, as amended, and an "interested shareholder" (generally defined to include a person who beneficially owns shares representing at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) unless certain conditions are satisfied or an exemption is applicable; (iii) provisions concerning "control-share acquisitions" in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33 1/3% or 50% or more of the voting power of the corporation) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information, and with respect to which such shareholder is effectively deprived of voting rights if such consent is not obtained; and (iv) provisions pursuant to which any profit realized by a "controlling person or group," generally defined as a 20% beneficial owner, from the disposition of equity securities within twenty-four months prior to, and eighteen months succeeding, the acquisition of such control is recoverable by the corporation. Given the ownership structure of the Company after this offering, the Company's

Board of Directors believed that there was a risk that one or more of these provisions could be inadvertently triggered by the normal activities of the Company and its principal shareholders and that, therefore, it was in the best interests of the Company to opt-out of these provisions.

 Charter Provisions

  The Company's Articles of Incorporation authorize the Board of Directors to issue, without shareholder approval, 5,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Common Stock or limit the price that investors might be willing to pay in the future for shares of the Common Stock.

  In addition, the Company's Articles of Incorporation contain provisions pursuant to which (i) the Company's Board of Directors is classified into three classes, with one class being elected each year; (ii) the affirmative vote of at least 66 2/3% of the votes cast by eligible shareholders shall be required to adopt, amend or repeal any provision of the By-Laws of the Company or approve Fundamental Changes (as defined in the PBCL); (iii) shareholders of the Company may not take any action by written consent; (iv) special meetings of shareholders may be called only by the President, the Chairman of the Board or a majority of the Board of Directors and business transacted at any such meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; (v) the Company shall not be subject to certain anti-takeover provisions affecting registered corporations under the PBCL; (vi) the affirmative vote of at least 66 2/3% of the votes cast by eligible shareholders shall be required to amend the above provisions; and
(vii) the affirmative vote of at least 80% of the votes cast by eligible shareholders shall be required to amend the provisions of the Articles of Incorporation with respect to indemnification of Directors or executive officers or the limitation of liability of Directors.

  These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

NEW SUBSIDIARIES

  In August 1998, the Company intends to establish two wholly-owned subsidiaries, AGIX, Inc., to be incorporated in Pennsylvania, and XIGA Corporation, to be incorporated in Delaware. The Company expects to transfer substantially all of its operating assets and liabilities to its Pennsylvania subsidiary and certain of its intangible assets to its Delaware subsidiary.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have     shares of Common
Stock outstanding. Of these shares, the     shares sold in this offering (plus
any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act.
The remaining     shares of Common Stock outstanding are "restricted
securities" (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption afforded by Rule 144.

  Current shareholders holding in the aggregate     shares of Common Stock
have entered into "lock-up" agreements with a Representative of the Underwriters, providing that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers, acting as a Representative of the Underwriters. Lehman Brothers may release any of such shares in its sole discretion at any time and without prior notice. Following the expiration of the "lock-up" period,
approximately     of the Restricted Shares will be eligible for immediate
resale in the public market pursuant to Rule 144, subject to certain limitations described below. All remaining shares of Restricted Shares will become eligible for sale at various times over a period of less than two years and could be sold earlier if the holders exercise any available registration
rights. The holders of     shares of Common Stock and     shares of Common
Stock underlying the remaining outstanding warrants have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. See "Description of Capital Stock-- Registration Rights of Certain Security Holders."

  Rule 144, as currently in effect, provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who has beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell, commencing 90 days after the date of this Prospectus, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (an aggregate of shares will be outstanding immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  As of the date of this Prospectus, there were outstanding options to
purchase an aggregate of     shares of Common Stock. Giving effect to vesting
provisions limiting the exercisability of all of the outstanding options and the "lock-up" period applicable to certain optionholders, a de minimis number of these shares will become available for sale in the public market pursuant to Rules 144 and 701 under the Securities Act (relating to the sale of shares issuable under certain compensatory stock plans) 90 days after completion of
this offering. However, an additional     shares will become exercisable and
available for resale at the expiration of the "lock-up" period. Additionally,
there were outstanding warrants to purchase an aggregate of     shares of
Common Stock giving effect to exercisability of the "lock-up" period
applicable to the Warrant Holders, an aggregate of     shares will be
available for resale at the expiration of the "lock-up" period pursuant to Rule 144 or applicable registration rights. The Company may also file registration statements on Form S-8 under the Securities Act as soon as practicable after consummation of this offering to register all shares of Common Stock issuable or reserved for issuance under the Company's stock option plans.

  Since there has been no public market for shares of the Common Stock prior to this offering, the Company is unable to predict the effect that sales made pursuant to Rules 144 or 701 under the Securities Act, or otherwise, may have on the prevailing market price of the shares of the Common Stock. Sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices. See "Risk Factors--Shares Eligible for Future Sale and Potential Adverse Effect on Market Price."

                                 UNDERWRITING

  Under the terms of, and subject to the conditions in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, the underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., NationsBanc Montgomery Securities LLC and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite its name below:

                                                                    NUMBER OF
                                                                    SHARES OF
         UNDERWRITERS                                              COMMON STOCK
         ------------                                              ------------
Lehman Brothers Inc. .............................................
NationsBanc Montgomery Securities LLC ............................
Hambrecht & Quist LLC ............................................
                                                                       ----
  Total...........................................................
                                                                       ====

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement, must be so purchased.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters proposed to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling
concession not in excess of $    per share. The Underwriters may allow, and
the selected dealers may reallow, a concession not in excess of $    per share
to certain brokers and dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

  Certain of the Selling Shareholders have granted to the Underwriters an
option to purchase up to an aggregate of     additional shares of Common
Stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Selling Shareholders will be obligated, pursuant to such over-allotment option, to sell such shares of Common Stock to the Underwriters.

  The Company has agreed that, without the prior consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares of Common Stock, for a period of 180 days from the date of this Prospectus. All of the executive officers and directors of the Company and certain other shareholders of the Company have agreed pursuant to lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance and capital structure, estimates of the business potential and earnings prospects of the Company, an overall assessment of the Company, and assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "AGIX."

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., they sell more shares than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein. The Underwriters have informed the Company that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of Common Stock offered by them.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither the Company, the Selling Shareholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover hereof.

  The Representatives have informed the Company that they do not intend to confirm the sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  At the request of the Company, the Underwriters have reserved up to shares of Common Stock offered hereby for sale to certain officers, directors, employees, business associates and related parties of the Company at the initial public offering price set forth on the cover page of this Prospectus. Such persons must commit to purchase no later than the close of business on the day following the date of this Prospectus. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Buchanan Ingersoll Professional Corporation, Princeton, New Jersey. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Chadbourne & Parke LLP, New York, New York.

                                    EXPERTS

  The balance sheets as of December 31, 1996 and 1997 and the statements of operations, changes in redeemable convertible preferred stock and shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997 included in this Prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and to such exhibits and schedules filed therewith. Statements contained herein as to the content of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

  The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the principal office of the Commission at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such documents may be obtained from the Public Reference Section of the Commission, at prescribed rates. This material also may be accessed electronically by means of the Commission's website on the Internet at http://www.sec.gov.

  The Company intends to furnish its shareholders with annual reports containing financial statements certified by its independent accountants and make available quarterly reports containing unaudited financial information for the first three quarters of each year.

                           ANALYTICAL GRAPHICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Balance Sheets as of December 31, 1996 and 1997 and June 30, 1998 (unau-
 dited) and pro forma June 30, 1998 (unaudited).......................... F-3
Statements of Operations for the years ended December 31, 1995, 1996 and
 1997 and for the six months ended June 30, 1997 and 1998 (unaudited).... F-4
Statements of Changes in Redeemable Convertible Preferred Stock and
 Shareholders' Equity (Deficit) for the years ended December 31, 1995,
 1996 and 1997 and for the six months ended June 30, 1998 (unaudited) and pro forma June 30, 1998 (unaudited)..................................... F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997 and for the six months ended June 30, 1997 and 1998 (unaudited).... F-6
Notes to Financial Statements............................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Analytical Graphics, Inc.:

  In our opinion, the accompanying balance sheets and the related statements of operations, changes in redeemable convertible preferred stock and shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Analytical Graphics, Inc. at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 19, 1998, except for Note 8 for which the date is July 27, 1998

                           ANALYTICAL GRAPHICS, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       PRO FORMA
                                                                     SHAREHOLDERS'
                                        DECEMBER 31,                    EQUITY
                                       ----------------   JUNE 30,     JUNE 30,
                                        1996     1997       1998          1998
                                       -------  -------  ----------- -------------
                                                         (UNAUDITED)  (UNAUDITED)
               ASSETS
 Current assets:
   Cash and cash equivalents........   $ 1,115  $   854    $ 1,113      $   960
   Accounts receivable less
    allowance of $0, $20, and $20,
    respectively....................     2,532    3,567      3,422
   Other............................        81      183        225
                                       -------  -------    -------
    Total current assets............   $ 3,728  $ 4,604    $ 4,760
                                       -------  -------    -------
 Property and equipment:
   Computer and office equipment....     1,409    2,388      2,755
   Furniture and fixtures...........       160      280        332
                                       -------  -------    -------
                                         1,569    2,668      3,087
    Accumulated depreciation........       663    1,124      1,524
                                       -------  -------    -------
    Net property and equipment......       906    1,544      1,563
                                       -------  -------    -------
 Capitalized software costs.........       729      671        791
    Accumulated amortization........       313      219        342
                                       -------  -------    -------
    Net capitalized software costs..       416      452        449
                                       -------  -------    -------
 Other assets.......................        23       63        503
                                       -------  -------    -------
    Total assets....................   $ 5,073  $ 6,663    $ 7,275
                                       =======  =======    =======
 LIABILITIES, REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND SHAREHOLDERS'
           EQUITY (DEFICIT)
 Current liabilities:
   Line of credit...................   $   --   $   880    $   --
   Current portion of long-term
    obligations.....................       208      235      1,035
   Accounts payable.................       703    1,433      1,156
   Accrued expenses.................        66      269        427
   Accrued compensation.............       356      754        991
   Deferred revenue.................     1,041    1,928      2,091
                                       -------  -------    -------
    Total current liabilities.......     2,374    5,499      5,700
                                       -------  -------    -------
 Long-term liabilities:
   Long-term debt, net of current
    maturities......................       517      351      3,000
   Other liabilities................        40       40         40
                                       -------  -------    -------
    Total long-term liabilities.....       557      391      3,040
                                       -------  -------    -------
    Total liabilities...............     2,931    5,890      8,740
                                       -------  -------    -------
 Commitments and contingencies
 Redeemable convertible preferred
  stock:
   Series A preferred stock, $.01
    par value, 256,753 shares
    authorized, issued and
    outstanding; cumulative accrued
    dividends of $0, $102 and $153,
    respectively; no shares issued
    or outstanding on a pro forma
    basis...........................     2,560    2,662      2,713      $   --
                                       -------  -------    -------      -------
 Shareholders' equity (deficit):
   Common stock, $.01 par value,
    5,000,000 shares authorized,
    3,946,264, 4,019,277 and
    4,193,949 issued, respectively;
    3,944,576, 4,017,589 and
    4,185,511 outstanding,
    respectively; 7,082,421 issued
    and 7,073,983 outstanding on a
    pro forma basis.................        39       40         42           71
   Additional paid-in capital.......       935      854      1,650        4,181
   Deficit..........................    (1,365)  (2,781)    (5,373)      (5,373)
   Treasury stock, at cost (1,688,
    1,688, 8,438 and 8,438 shares on
    a pro forma basis,
    respectively)...................        (2)      (2)       (32)         (32)
   Deferred compensation............       (25)     --        (465)        (465)
                                       -------  -------    -------      -------
    Total shareholders' equity
     (deficit)......................      (418)  (1,889)    (4,178)     $(1,618)
                                       -------  -------    -------      =======
    Total liabilities, redeemable
     convertible preferred stock and
     shareholders'
     equity (deficit)...............   $ 5,073  $ 6,663    $ 7,275
                                       =======  =======    =======

    The accompanying notes are an integral part of the financial statements.

                           ANALYTICAL GRAPHICS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                FOR THE YEARS ENDED       FOR THE SIX MONTHS
                                   DECEMBER 31,             ENDED JUNE 30,
                               -----------------------  -----------------------
                                1995    1996    1997       1997        1998
                               ------  ------  -------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Revenues:
  Software licenses..........  $2,333  $5,745  $10,384    $5,460      $ 4,813
  Maintenance and other......     403   1,217    2,478     1,069        1,693
                               ------  ------  -------    ------      -------
    Total revenue............   2,736   6,962   12,862     6,529        6,506
Cost of revenues:
  Software licenses..........     387     836    1,103       449          510
  Maintenance and other......     108     279      761       315          457
                               ------  ------  -------    ------      -------
    Total cost of revenues...     495   1,115    1,864       764          967
                               ------  ------  -------    ------      -------
Gross profit.................   2,241   5,847   10,998     5,765        5,539
                               ------  ------  -------    ------      -------
Operating expenses:
  Marketing and selling......   1,603   3,580    8,042     3,256        4,919
  Research and development...     935   1,447    3,214     1,493        2,129
  General and
   administrative............     454     787    1,110       502          947
  Severance..................     218     --       --        --           --
                               ------  ------  -------    ------      -------
    Total operating
     expenses................   3,210   5,814   12,366     5,251        7,995
                               ------  ------  -------    ------      -------
    Income (loss) from
     operations..............    (969)     33   (1,368)      514       (2,456)
                               ------  ------  -------    ------      -------
Other income (expense):
  Interest income............      59      38       50        21           22
  Interest expense...........     (20)    (46)     (95)      (34)        (169)
  Other income...............       4     --        (3)       25           11
                               ------  ------  -------    ------      -------
                                   43      (8)     (48)       12         (136)
                               ------  ------  -------    ------      -------
Net income (loss)............    (926)     25   (1,416)      526       (2,592)
Less: Accrued preferred stock
 dividends...................     --      --       102        51          153
                               ------  ------  -------    ------      -------
Net income (loss) applicable
 to common shares............  $ (926) $   25  $(1,518)   $  475      $(2,745)
                               ======  ======  =======    ======      =======
Pro forma net income (loss)
 per basic common share:
  Basic earnings (loss) per
   share.....................  $(0.18) $ 0.00  $ (0.22)   $ 0.07      $ (0.39)
                               ======  ======  =======    ======      =======
  Weighted average shares-
   basic.....................   5,303   6,723    6,849     6,833        6,949
                               ======  ======  =======    ======      =======
Pro forma net income (loss)
 per diluted common share:
  Diluted earnings (loss) per
   share.....................  $(0.18) $ 0.00  $ (0.22)   $ 0.06      $ (0.39)
                               ======  ======  =======    ======      =======
  Weighted average shares-
   diluted...................   5,303   7,235    6,849     8,042        6,949
                               ======  ======  =======    ======      =======

    The accompanying notes are an integral part of the financial statements.

                           ANALYTICAL GRAPHICS, INC.

        STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           SERIES A
                        PREFERRED STOCK     COMMON STOCK                       TREASURY STOCK                   TOTAL
                       ------------------  --------------- ADDITIONAL          --------------               SHAREHOLDERS'
                       NUMBER OF           NUMBER OF  PAR   PAID-IN            NUMBER OF         DEFERRED      EQUITY
                        SHARES    AMOUNT    SHARES   VALUE  CAPITAL   DEFICIT   SHARES   COST  COMPENSATION   (DEFICIT)
                       ---------  -------  --------- ----- ---------- -------  --------- ----  ------------ -------------
Balance, January 1,
 1995................       --        --   3,561,570  $35    $  591   $  (464)     --     --      $ (74)       $    88
 Sale of common
  stock..............       --        --     113,906    1        99       --       --     --        --             100
 Sale of preferred
  stock, net of $57
  in issuance costs..   256,753   $ 2,560        --   --        (57)      --       --     --        --             (57)
 Issuance of stock
  options............       --        --         --   --        219       --       --     --        --             219
 Vested portion of
  stock options......       --        --         --   --        --        --       --     --         24             24
 Loss................       --        --         --   --        --       (926)     --     --        --            (926)
                       --------   -------  ---------  ---    ------   -------   ------   ----     -----        -------
Balance, December 31,
 1995................   256,753     2,560  3,675,476   36       852    (1,390)     --     --        (50)          (552)
 Sale of common stock
  on exercise of
  stock options......       --        --     180,788    2         3       --       --     --        --               5
 Sale of common
  stock..............       --        --      90,000    1        80       --       --     --        --              81
 Vested portion of
  stock options......       --        --         --   --        --        --       --     --         25             25
 Purchase of treasury
  stock..............       --        --         --   --        --        --    (1,688)  $ (2)      --              (2)
 Net income..........       --        --         --   --        --         25      --     --        --              25
                       --------   -------  ---------  ---    ------   -------   ------   ----     -----        -------
Balance, December 31,
 1996................   256,753     2,560  3,946,264   39       935    (1,365)  (1,688)    (2)      (25)          (418)
 Sale of common
  stock..............       --        --      73,013    1        21       --       --     --        --              22
 Vested portion of
  stock options......       --        --         --   --        --        --       --     --         25             25
 Accrued dividends on
  Series A preferred
  stock..............       --        102        --   --       (102)      --       --     --        --            (102)
 Loss................       --        --         --   --        --     (1,416)     --     --        --          (1,416)
                       --------   -------  ---------  ---    ------   -------   ------   ----     -----        -------
Balance, December 31,
 1997................   256,753     2,662  4,019,277   40       854    (2,781)  (1,688)    (2)      --          (1,889)
 Sale of common
  stock..............       --        --     174,672    2        40       --       --     --        --              42
 Issuance of stock
  options............       --        --         --   --        503       --       --     --       (503)           --
 Vested portion of
  stock options......       --        --         --   --        --        --       --     --         38             38
 Purchase of treasury
  stock..............       --        --         --   --        --        --    (6,750)   (30)      --             (30)
 Issuance of
  warrants...........       --        --         --   --        304       --       --     --        --             304
 Accrued dividends on
  Series A preferred
  stock..............       --         51        --   --        (51)      --       --     --        --             (51)
 Loss................       --        --         --   --        --     (2,592)     --     --        --          (2,592)
                       --------   -------  ---------  ---    ------   -------   ------   ----     -----        -------
Balance, June 30,
 1998 (unaudited)....   256,753     2,713  4,193,949   42     1,650    (5,373)  (8,438)   (32)     (465)        (4,178)
 Pro forma conversion
  of Series A
  preferred stock....  (256,753)   (2,713) 2,888,472   29     2,531       --       --     --        --           2,560
                       --------   -------  ---------  ---    ------   -------   ------   ----     -----        -------
Pro forma balance at
 June 30, 1998 (unau-
 dited)..............       --    $   --   7,082,421  $71    $4,181   $(5,373)  (8,438)  $(32)    $(465)       $(1,618)
                       ========   =======  =========  ===    ======   =======   ======   ====     =====        =======

    The accompanying notes are an integral part of the financial statements.

                           ANALYTICAL GRAPHICS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 FOR THE SIX
                                      FOR THE YEARS ENDED       MONTHS ENDED
                                          DECEMBER 31,            JUNE 30,
                                     ------------------------  ----------------
                                      1995    1996     1997     1997     1998
                                     ------  -------  -------  -------  -------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss).................  $ (926) $    25  $(1,416) $   526  $(2,592)
 Adjustments to reconcile net
  income (loss) to net cash (used
  in) provided by operating
  activities:
  Amortization.....................      69      104      202       94      155
  Depreciation.....................     137      364      630      276      400
  Provision for doubtful accounts..     --       --        20      --       --
  Noncash compensation expense.....     243       25       25      --        38
  (Gain) loss on disposals of
   assets..........................      (2)     --       171      (23)     --
CHANGES IN ASSETS AND LIABILITIES:
  (Increase) decrease in accounts
   receivable......................    (537)  (1,590)  (1,055)  (2,054)     145
  (Increase) in other current
   assets..........................     (37)     (40)    (103)    (128)     (41)
  (Increase) decrease in other
   assets..........................       2      (12)      25       51       (1)
  Increase (decrease) in accounts
   payable.........................     318      276      730      245     (277)
  Increase (decrease) in accrued
   expenses........................      (4)      12      203       24      158
  Increase in accrued
   compensation....................     200       70      398      526      237
  Increase in deferred revenue.....     299      608      887      522      163
  (Decrease) in other liabilities..      (7)     --       --       --       --
                                     ------  -------  -------  -------  -------
  Net cash (used in) provided by
   operating activities............    (245)    (158)     717       59   (1,615)
                                     ------  -------  -------  -------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and
  equipment........................    (647)    (522)  (1,345)    (585)    (419)
 Proceeds from sale of equipment...       2      --        62       58      --
 Capitalized software costs........     (89)    (424)    (389)     (40)    (120)
                                     ------  -------  -------  -------  -------
  Net cash used in investing
   activities......................    (734)    (946)  (1,672)    (567)    (539)
                                     ------  -------  -------  -------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net proceeds from issuance of
  common stock.....................     101       85       22      --        42
 Net proceeds from issuance of
  preferred stock..................   2,503      --       --       --       --
 Proceeds from long-term
  financing........................     --       800      --       --     4,000
 Net borrowings (payments) on bank
  line of credit...................     --       --       880      400     (880)
 Principal payments on long-term
  debt.............................    (358)     (92)    (208)    (103)    (551)
 Payments for financing costs......     --       --       --       --      (168)
 Purchase of treasury stock........     --        (2)     --       --       (30)
                                     ------  -------  -------  -------  -------
  Net cash provided by financing
   activities......................   2,246      791      694      297    2,413
                                     ------  -------  -------  -------  -------
 Net increase (decrease) in cash
  and cash equivalents.............   1,267     (313)    (261)    (211)     259
CASH AND CASH EQUIVALENTS:
 Beginning of year or period.......     161    1,428    1,115    1,115      854
                                     ------  -------  -------  -------  -------
 End of year or period.............  $1,428  $ 1,115  $   854  $   904  $ 1,113
                                     ======  =======  =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
 Cash payments for:
  Interest.........................  $   32  $    41  $    91  $    39  $   159
                                     ======  =======  =======  =======  =======
  Income taxes.....................  $    9  $   --   $   --   $   --   $   --
                                     ======  =======  =======  =======  =======
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING
 ACTIVITIES:
 Issuance of warrants..............  $  --   $   --   $   --   $   --   $   304
                                     ======  =======  =======  =======  =======
 Note payable in connection with
  purchase of other assets.........  $  --   $   --   $    70  $    70  $   --
                                     ======  =======  =======  =======  =======
 Issuance of stock options.........  $  --   $   --   $   --   $   --   $   503
                                     ======  =======  =======  =======  =======

    The accompanying notes are an integral part of the financial statements.

                           ANALYTICAL GRAPHICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Nature of Business:

  Analytical Graphics, Inc. (the "Company") is the leading provider of commercial off-the-shelf ("COTS") software solutions for the space industry. The space industry includes a growing number of commercial satellite projects for telecommunications, data communications, navigation and imaging systems as well as government-sponsored space missions and defense programs. The Company's suite of software products supports space systems throughout their life cycle, from concept and design to launch and on-orbit operation. The Company's customer base is located throughout the world.

  In August 1997, in an effort to rapidly expand the use of its software, the Company initiated a comprehensive marketing strategy pursuant to which it licenses its base product, STK, free of charge to potential customers. As a result, of this strategy, the Company incurred charges totaling approximately $700,000, consisting of $544,000 of marketing and selling expenses and $156,000 included in research and development expenses for the write-off of certain capitalized software development costs associated with the Company's base product.

 Cash and Cash Equivalents:

  For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

 Revenue Recognition:

  The Company recognizes revenue from the sale of software licenses at the time of delivery of the software. The Company recognizes revenue on a percentage-of-completion basis where software has been delivered and material obligations exist under the sale or licensing agreement. Maintenance revenues from software support fees are recognized ratably over the contract period.

 Concentration of Credit Risk:

  The Company sells primarily to aerospace contractors and the US Government. The financial instruments which potentially subject the Company to a concentration of credit risk are cash and accounts receivable. To reduce credit risk, the Company performs a credit evaluation of its customers' financial information. However, the Company does not require collateral on its accounts receivable. Cash and cash equivalents are maintained primarily in two financial institutions and at times exceed federally insured limits.

 Property and Equipment:

  Property and equipment are recorded at cost and are depreciated for financial reporting purposes using the straight-line method over their estimated useful lives as follows: computers and office equipment--3 years; furniture and fixtures--3 to 5 years. Depreciation expense was approximately $137,000, $364,000, and $630,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Leasehold improvements and equipment under capital lease are amortized over the shorter of their estimated useful lives or lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations for the period. Repairs and maintenance are charged to expense as incurred.

 Capitalized Software Costs:

  The Company capitalizes all costs for computer software production after technological feasibility of the specific software product has been established. All costs incurred to establish technological feasibility of a

                           ANALYTICAL GRAPHICS, INC.

computer software product are expensed as they are incurred. Costs incurred for a product enhancement (updated version of a software product) are capitalized once technological feasibility of the enhancement has been established.

  Capitalized software production costs are amortized on a product-by-product basis. Amortization begins when the product is available for general release to customers. The Company amortizes capitalized software production costs over the estimated life of the software products. Amortization of capitalized software costs was approximately $69,000, $104,000 and $196,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company also performs a net realizability evaluation of its software products. In 1997, the Company recorded a $156,000 charge as a result of the evaluation. No such charges were recorded in 1995 or 1996.

 Income Taxes:

  The Company utilizes the asset and liability approach for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amount and the tax bases of other assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

 Advertising:

  The Company expenses advertising costs when incurred. Advertising expense was approximately $76,000, $176,000 and $259,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

 Estimates Utilized in the Preparation of Financial Statements:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Value of Financial Instruments:

  The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and long-term debt. The book value of cash and cash equivalents, trade receivables and trade payables is considered to be representative of their fair value because of their short maturities. The carrying amount of long-term debt outstanding at December 31, 1996 and 1997 approximated fair value as the interest rates were variable and set to market.

 Unaudited Pro forma Presentation:

  Under the terms of the Company's agreement with the holders of the Series A preferred stock (the "preferred stock") (see Note 6), all of such preferred stock will be converted automatically into shares of Common Stock upon the closing of an initial public offering as defined in the preferred stock agreement. The unaudited pro forma stockholders' equity as of June 30, 1998 reflects the conversion of such preferred stock into 2,888,472 shares of as if the conversion had occurred on June 30, 1998.

 Recently Issued Accounting Standards:

  Effective December 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which simplifies the requirements for computing earnings per share and requires presentation of two amounts, basic and diluted earnings per share.

                           ANALYTICAL GRAPHICS, INC.

  Pro forma basic earnings per share has been calculated as net earnings divided by pro forma weighted-average common shares outstanding, while diluted earnings per share has been computed as net earnings divided by pro forma weighted-average common and common equivalent shares outstanding (including pro forma common shares). The following table provides a reconciliation of pro forma weighted-average common shares outstanding to pro forma weighted-average common and common equivalent shares outstanding. Pro forma weighted average common shares outstanding are used because the historical weighted average common shares outstanding do not include the impact of the mandatory conversion of the outstanding shares of preferred stock upon the completion of the initial public offering of its common stock.

                                    FOR THE YEAR ENDED       FOR THE SIX MONTHS
                                       DECEMBER 31,            ENDED JUNE 30,
                               ----------------------------- -------------------
                                 1995      1996      1997      1997      1998
                               --------- --------- --------- --------- ---------
Pro forma common shares
 outstanding.................. 5,302,994 6,723,397 6,849,293 6,833,048 6,948,620
Pro forma common equivalent
 shares outstanding...........
  Warrants....................       --        --        --        --        --
  Options.....................       --    511,638       --  1,208,905       --
                               --------- --------- --------- --------- ---------
    Pro forma total common and
     common equivalent
     shares................... 5,302,994 7,235,035 6,849,293 8,041,953 6,948,620
                               ========= ========= ========= ========= =========

  Historical net earnings per share has been computed as described above but does not give effect to the conversion of the preferred stock that will automatically convert upon completion of the Company's initial public offering of its common stock.

                            FOR THE YEAR ENDED DECEMBER    FOR THE SIX MONTHS
                                        31,                  ENDED JUNE 30,
                           ------------------------------  -------------------
                             1995       1996      1997       1997      1998
                           ---------  --------- ---------  --------- ---------
Historical common shares
 outstanding.............. 3,649,047  3,834,925 3,960,822  3,944,576 4,060,149
Historical common
 equivalent shares
 outstanding..............
  Warrants................       --         --        --         --        --
  Options.................       --     511,638       --   1,208,905       --
  Convertible preferred
   stock..................       --   2,888,472       --   2,888,472       --
                           ---------  --------- ---------  --------- ---------
    Historical total
     common and common
     equivalent shares.... 3,649,047  7,235,035 3,960,822  8,041,953 4,060,149
                           =========  ========= =========  ========= =========
    Historical earnings
     per share - basic.... $    (.25) $     .01 $    (.38) $     .12 $    (.67)
                           =========  ========= =========  ========= =========
    Historical earnings
     per share - diluted.. $    (.25) $     .00 $    (.38) $     .06 $    (.67)
                           =========  ========= =========  ========= =========

  Shares outstanding are computed using the weighted-average number of common and common equivalent shares outstanding for each period.

  Statement of Position 97-2, "Software Revenue Recognition", was issued in October 1997, and is effective for all transactions the Company enters into subsequent to December 31, 1997. The Company does not believe the adoption of this standard will have a material effect on its financial position and results of operations.

 Interim Financial Information:

  The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally

                           ANALYTICAL GRAPHICS, INC.

accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

2. LINE OF CREDIT:

  The Company had a demand line of credit agreement with a bank as of December 31, 1997, which permitted borrowings up to $2,000,000. Interest was charged on the outstanding balance at the lender's prime rate (8.5% at December 31, 1997) plus three quarters of one percent and was payable monthly.

  The line of credit and the note payable (see Note 3) were collateralized by substantially all the assets of the Company. The credit agreements contained, among other provisions, defined covenants for maintaining certain financial ratios.

  As of December 31, 1996 and 1997, $0 and $880,000 were outstanding under the line of credit, respectively. Interest expense for the line of credit amounted to approximately $1,000, $9,000 and $38,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  In May 1998, the Company refinanced the line of credit with a new credit facility (see Note 3).

3. LONG-TERM DEBT:

  Long-term debt consisted of the following at:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996    1997
                                                              ------- -------
                                                              (IN THOUSANDS)
   Note payable to bank, bearing interest at 9.25% due in
    monthly installments of $16,666 through 2000............. $   717 $   516
   Capital lease obligations and other.......................       8      70
                                                              ------- -------
                                                                  725     586
   Less current maturities...................................     208     235
                                                              ------- -------
                                                              $   517 $   351
                                                              ======= =======

  Aggregate maturities of long-term debt as of December 31, 1997 for the next five years are as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
   1998..........................................................      $235
   1999..........................................................       235
   2000..........................................................       116
   2001..........................................................       --
   2002..........................................................       --
                                                                       ----
     Total.......................................................      $586
                                                                       ====

  In May 1998, the Company terminated its existing bank line of credit and note payable and entered into a credit agreement with a bank consisting of $4.0 million term loan and $2.5 million revolving credit facility. Principal under the term loan is payable in monthly installments of $166,667 from January 1999 through January 2001. Interest is charged at the lender's prime rate plus 3.5% and is payable monthly. The term loan agreement also includes 148,500 warrants to acquire shares of the common stock of the Company at $6.67 per share, expiring in April 2003. The warrants were valued at $304,000 and will be amortized over the life of the loan. The Company incurred costs of approximately $123,000 related to the issuance of the loan that are capitalized and amortized to interest expense over the life of the loan.

                           ANALYTICAL GRAPHICS, INC.

  Under the revolving credit facility, the Company may borrow up to $2.5 million based on its outstanding accounts receivable. Interest is charged on the outstanding balance at the lender's prime rate plus 1.0% and is payable monthly. A commitment fee of .375% is charged on the unused portion of the facility and is payable monthly.

  Both the term loan and the revolving credit facility are collateralized by substantially all the assets of the Company. The credit agreement also contains certain covenants which, among other provisions, restricts the Company's ability to pay cash dividends and requires the Company to meet certain financial ratios. Upon the closing of an initial public offering, the Company is required to use the net proceeds to repay the term loan and amounts outstanding under the revolving credit facility.

4. OPERATING LEASES:

  The Company rents certain office facilities and equipment under operating leases which expire over various terms through 2002.

  The following is a schedule of future minimum rental payments required under all operating leases:

   YEAR ENDING DECEMBER 31,                                     (IN THOUSANDS)
   ------------------------                                     --------------
   1998........................................................     $  713
   1999........................................................        693
   2000........................................................        651
   2001........................................................        189
   2002........................................................         48
                                                                    ------
                                                                    $2,294
                                                                    ======

  Rent expense was approximately $117,000, $239,000, and $362,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

5. INCOME TAXES:

  The provision (benefit) for income taxes for the years ended December 31, 1995, 1996, and 1997 consists of the following:

                                                            1995   1996  1997
                                                            -----  ----  -----
                                                             (IN THOUSANDS)
   Currently payable (receivable):
     Federal...............................................   --    --     --
     State.................................................   --    --     --
                                                            -----  ----  -----
                                                              --    --     --
                                                            -----  ----  -----
   Deferred:
     Federal............................................... $(256) $ 22  $(492)
     State.................................................  (102)   49    (40)
                                                            -----  ----  -----
                                                             (358)   71   (532)
                                                            -----  ----  -----
   Increase (decrease) in valuation allowance..............   358   (71)   532
                                                            -----  ----  -----
   Provision (benefit) for income taxes.................... $ --   $--   $ --
                                                            =====  ====  =====

                           ANALYTICAL GRAPHICS, INC.

  Deferred tax assets (liabilities) are comprised of the following:

                                                           1995   1996    1997
                                                           -----  -----  ------
                                                             (IN THOUSANDS)
   Net operating loss carryforwards....................... $ 358  $ 447  $  954
   Allowance for doubtful accounts........................   --     --        8
   Capitalized software costs.............................    75     21       3
   Stock options .........................................   122     66      77
   Nondeductible accruals.................................   --     --       43
   Property and equipment.................................    10    --      --
                                                           -----  -----  ------
     Gross deferred tax assets............................   565    534   1,085
                                                           -----  -----  ------
   Property and equipment.................................   --     (40)    (59)
                                                           -----  -----  ------
     Gross deferred tax liabilities.......................   --     (40)    (59)
                                                           -----  -----  ------
   Valuation allowance....................................  (565)  (494) (1,026)
                                                           -----  -----  ------
     Net deferred tax assets (liabilities)................ $ --   $ --   $  --
                                                           =====  =====  ======

  A reconciliation of the US Federal income tax (benefit) rate to the effective tax (benefit) rate is as follows:

                                                          1995    1996   1997
                                                          -----   -----  -----
   US federal income tax rate............................ (34.0)%  15.0% (34.0)%
   State income taxes, net...............................  (7.3)    9.1   (7.1)
   Other nondeductible items.............................   3.1     8.4    0.3
   Increase (decrease) in valuation allowance............  38.2   (32.5)  40.8
                                                          -----   -----  -----
   Effective income tax (benefit) rate...................   --      --     --
                                                          =====   =====  =====

  At December 31, 1997, for Federal tax purposes, the Company has available tax net operating loss carryforwards of approximately $2,466,000 expiring through 2012. The Company also has state net operating loss carryforwards of approximately $1,622,000 expiring through 2000. A portion or all of the net operating loss carryforwards which can be utilized in any year may be limited by changes in ownership of the Company, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

  At December 31, 1997, the Company has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets pursuant to SFAS No. 109. Management evaluates on a quarterly basis the recoverability of the deferred tax assets and the level of this valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation will be reduced.

6. SHAREHOLDERS' EQUITY:

 Common Stock:

  On June 12, 1996, the Board of Directors approved a five-for-one stock split. See Note 8 for information relating to a subsequent stock split.

                           ANALYTICAL GRAPHICS, INC.

 Preferred Stock:

  In June 1995, the Company issued 256,753 shares of preferred stock, $.01 par value, for $9.97 per share. Each share of preferred stock is convertible, at the option of the holder, into one share of common stock. However, as a result of certain conversion price adjustments provided for in the preferred stock agreement, each share of preferred stock as of December 31, 1997 is convertible into five shares of common stock. Each share of preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted. See Note 8 for information relating to a subsequent stock split. Conversion is automatic upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in a minimum price per share as described in the preferred stock agreement. Conversion is also automatic upon the approval of at least a majority of the outstanding holders of the preferred stock.

  In the event of liquidation, dissolution or winding-up of the Company, the holders of preferred stock are entitled to be paid before any payment is made to the holders of common stock. The liquidation value for each share of preferred stock is the original purchase price plus all accrued and unpaid dividends.

  Effective January 1, 1997, the preferred stock has a 4% cumulative preferred dividend. Such dividends accrue and are cumulative whether or not they are earned or declared by the Company. If cumulative dividends have not been declared or paid, the deficiency will first be fully paid before any dividend can be declared or paid on any other class of the Company's common stock.

  As of December 31, 1997, $92,900 of dividends related to two prior classes of preferred stock previously converted to common stock are in arrears.

 Stock Option Plans:

  As of December 31, 1997, the Company had three stock option plans, the 1995 Stock Plan, the Incentive Stock Option (ISO) Plan and the Non-Qualified Stock Option (NQSO) Plan, for directors, officers and employees. The plans have a total of 2,531,250 shares of common stock appropriated for the granting of options. Option prices are typically equal to the fair market value per share of the Company's common stock on the date the option is granted. The options must be exercised within a seven or ten year period from the date of the grant. See Note 8 for information relating to the 1998 Stock Plan.

  Under the 1995 Stock Plan and NQSO Plan, the Company has made grants at below the then current fair market value. The excess of the exercise price over fair market value at the grant date is amortized as compensation expense over the vesting period. The amount of compensation expense associated with the granting of below market options under these plans for the years ended December 31, 1995, 1996, and 1997 and the six months ended June 30, 1998 was approximately $243,000, $25,000, $25,000 and $38,000, respectively.

  In March 1995, the Company canceled 1,223,528 of incentive stock options with an option price of $0.32 per share and issued 320,625 fully vested non-qualified stock options with an option price of $0.03 per share in connection with a severance package for a senior executive. Compensation expense of approximately $219,000 was recorded in the year ended December 31, 1995 in connection with the granting of the non-qualified stock options.

                           ANALYTICAL GRAPHICS, INC.

  Information on issued and outstanding common stock options is as follows:

                                       INCENTIVE STOCK        NON-QUALIFIED
                                           OPTIONS            STOCK OPTIONS
                                     --------------------- --------------------
                                                 WTD. AVG.            WTD. AVG.
                                     NUMBER OF   EXERCISE  NUMBER OF  EXERCISE
                                       SHARES      PRICE    SHARES      PRICE
                                     ----------  --------- ---------  ---------
Shares under option, January 1,
 1995..............................   1,558,778    $ .44    180,000     $ .03
Options cancelled..................  (1,223,528)     .32        --        --
Options granted....................     330,750      .71    365,625       .12
                                     ----------            --------
Shares under option, December 31,
 1995..............................     666,000      .82    545,625       .09
Options exercised..................         --       --    (180,787)      .03
Options cancelled..................    (139,500)     .71        --        --
Options granted....................     953,213      .89     45,000       .89
                                     ----------            --------
Shares under option, December 31,
 1996..............................   1,479,713      .88    409,838       .20
Options exercised..................     (28,013)     .73    (45,000)      .03
Options cancelled..................     (20,250)     .85        --        --
Options granted....................     225,844     2.24     12,375      2.99
                                     ----------            --------
Shares under option, December 31,
 1997..............................   1,657,294     1.06    377,213       .31
                                     ==========            ========
Shares under exercisable option at:
  December 31, 1995................     108,000             473,625
  December 31, 1996................     243,844             328,838
  December 31, 1997................     588,854             331,088

  The following is a summary of stock options by range of exercise price as of December 31, 1997:

                                                             WEIGHTED
                                                               AVG.
                                                             REMAINING
                           RANGE OF               WEIGHTED  CONTRACTUAL              WEIGHTED
                           EXERCISE    OPTIONS   AVG. EXER.    LIFE       OPTIONS   AVG. EXER.
                            PRICE    OUTSTANDING   PRICE    (IN YEARS)  EXERCISABLE   PRICE
                          ---------- ----------- ---------- ----------- ----------- ----------
Incentive Stock Options:   $.71-.89   1,316,700    $ .84        5.3       468,479     $ .80
                           1.33-1.78    263,419     1.58        5.8       120,375      1.36
                             3.11        77,175     3.11        6.7           --        --
                                      ---------                           -------
                                      1,657,294     1.06        5.5       588,854       .91
                                      =========                           =======
Non-Qualified Stock Op-
 tions:                      $.03       274,838    $ .03        3.9       274,838     $ .03
                           .71-1.78      91,125      .81        5.0        56,250       .75
                             3.11        11,250     3.11        6.6           --        --
                                      ---------                           -------
                                        377,213      .31        4.3       331,088       .15
                                      =========                           =======

                           ANALYTICAL GRAPHICS, INC.

  In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost based on the fair value of the options granted at grant date. If the Company had elected to recognize compensation cost based on the fair value of the options awarded at grant date in accordance with the provisions of SFAS No. 123, net income for 1995, 1996 and 1997 would have been reduced to the unaudited pro forma amounts indicated in the following table:

                                        1995         1996          1997
                                    ------------  ------------ -------------
                                    (in thousands, except per share data)
   Net income (loss) applicable to
    common shares--as reported..... $       (926) $        25  $      (1,518)
   Net income (loss) applicable to
    common shares--pro forma.......         (933)         (33)        (1,705)
   Earnings per share--as report-
    ed.............................        (0.18)        0.00          (0.22)
   Earnings per share--pro forma...        (0.18)        0.00          (0.25)

  The pro forma amounts shown above were calculated using the Black-Scholes option pricing model with the following assumptions:

                                  1995              1996              1997
                            ----------------- ----------------- -----------------
   Expected dividend
    yield..................         0%                0%                0%
   Risk free interest
    rate................... US Treasury Strip US Treasury Strip US Treasury Strip
   Expected stock price
    volatility.............       61.9%             61.9%             62.6%
   Expected life of
    options................      4 years           4 years           5 years

  The weighted average fair value of options granted during the years ended December 31, 1995, 1996 and 1997 was $0.37, $0.47 and $1.32, respectively.

 Employee Incentive Restricted Stock Plan:

  The Company has an Employee Incentive Restricted Stock Plan for certain officers, key executives and employees. The Plan provides for the award of restricted shares of common stock. Any shares issued under this Plan are subject to a three year vesting requirement. The total number of shares allocated to the Plan cannot exceed, in the aggregate, 562,500 shares of common stock. For the years ended December 31, 1995, 1996, and 1997, no shares were issued under this Plan. As of December 31, 1995, 1996, and 1997, 10,913 shares were issued and outstanding under this Plan.

 Employee Stock Purchase Plan:

  The Company has an Employee Stock Purchase Plan for certain officers, key executives and employees. The Plan provides for the purchase of restricted shares of common stock. The total number of shares allocated to the Plan cannot exceed, in the aggregate, 562,500 shares of common stock. For the years ended December 31, 1995, 1996, and 1997, 0, 214,538 and 0 shares, respectively, were purchased under this Plan.

                           ANALYTICAL GRAPHICS, INC.

7. MAJOR CUSTOMERS:

  The Company's major customers include various departments and agencies of the US Government and government contractors. Gross sales, in thousands, which includes both earned and deferred revenue, to these customers and the respective percentage of total gross sales are as follows:

                                         FOR THE YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
                                          1995          1996          1997
                                      ------------  ------------  -------------
                                              (DOLLARS IN THOUSANDS)
   US Government Agencies:
     Customer 1...................... $  103   3.3% $1,040  13.7% $ 1,621  11.7%
     Other...........................    410  13.4%    817  10.8%   2,077  15.0%
                                      ------ -----  ------ -----  ------- -----
                                         513  16.7%  1,857  24.5%   3,698  26.7%
   Customer 2........................    576  18.8%  1,077  14.2%   1,944  14.1%
   Customer 3........................    221   7.2%    732   9.7%     632   4.6%
   All other customers...............  1,759  57.3%  3,902  54.6%   7,560  54.6%
                                      ------ -----  ------ -----  ------- -----
       Totals........................ $3,069 100.0% $7,568 100.0% $13,834 100.0%
                                      ====== =====  ====== =====  ======= =====

  Trade receivables from these customers are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                              1995  1996   1997
                                                              ---- ------ ------
                                                                (IN THOUSANDS)
   US Government Agencies:
     Customer 1.............................................. $ 64 $   36 $  678
     Other...................................................   78     47    329
                                                              ---- ------ ------
                                                               142     83  1,007
   Customer 2................................................  466    491    302
   Customer 3................................................  168    363    518
   All other customers.......................................  166  1,595  1,740
                                                              ---- ------ ------
       Totals................................................ $942 $2,532 $3,567
                                                              ==== ====== ======

  Due to the nature and continuing development of the Company business, major customers may vary from year to year.

8. SUBSEQUENT EVENTS:

 1998 Stock Split and Amendment to Articles of Incorporation:

  In July 1998, the Company approved a two and one quarter-for-one stock split and the increase of the number of authorized shares to 30,000,000 shares of common stock. All per share and related amounts have been adjusted to reflect the increase in the number of authorized shares and the stock split for all periods presented. The number of authorized and undesignated shares of preferred stock will be increased to 5,000,000 shares, effective immediately prior to the consummation of its initial public offering of common stock and the conversion of outstanding Series A Preferred Stock.

 Initial Public Offering:

  The Company and certain existing shareholders intend to sell common stock to the public through an initial public offering.

                           ANALYTICAL GRAPHICS, INC.

 Stock Option Plan:

  In July 1998, the Board of Directors of the Company adopted the 1998 Stock Plan, which provides for the granting of incentive and non-qualified stock options to purchase up to 500,000 shares of common stock of the Company.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  32
Management...............................................................  49
Certain Transactions.....................................................  56
Principal and Selling Shareholders.......................................  57
Description of Capital Stock.............................................  59
Shares Eligible for Future Sale..........................................  63
Underwriting.............................................................  64
Legal Matters............................................................  66
Experts..................................................................  66
Available Information....................................................  66
Index to Financial Statements............................................ F-1

                              -------------------

 UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       SHARES

                                     LOGO
                           ANALYTICAL GRAPHICS, INC.

                                 COMMON STOCK

                              -------------------

                                  PROSPECTUS
                                       , 1998

                              -------------------


                                LEHMAN BROTHERS

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                               HAMBRECHT & QUIST


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an itemized estimate of fees and expenses payable by the registrant in connection with the offering described in this registration statement, other than underwriting discounts and commissions:

      SEC registration fee.......................................... $18,998.00
      NASD filing fee...............................................   6,940.00
      Nasdaq/NNM listing fee........................................         *
      Counsel fees and expenses.....................................         *
      Accounting fees and expenses..................................         *
      Blue sky fees and expenses....................................         *
      Printing expenses.............................................         *
      Transfer agent and registrar fees.............................         *
      Miscellaneous.................................................         *
                                                                     ----------
        Total....................................................... $       *
                                                                     ==========

--------
*  To be completed by amendment.

  All of the above expenses will be paid by the registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law ("PBCL") provides in general that a business corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (including actions by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of or serving at the request of the corporation as a representative of another domestic or foreign corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. To the extent that the person has been successful on the merits or otherwise in defense of any claim, issue or matter, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Subchapter D of Chapter 17 also provides that the indemnification permitted thereby shall continue as to a person who has ceased to be a representative of the corporation, shall inure to the benefit of the heirs and personal representative of that person and is not exclusive of any other rights to which a person seeking indemnification may be entitled.

  Article 9 of the Company's Amended and Restated Articles of Incorporation provides that the Company shall indemnify and hold harmless to the full extent not prohibited by law, as the same exists or may be hereinafter amended, interpreted or implemented (but, in the case of any amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Company is permitted to provide prior to such amendment), each person who was or is made a party or is threatened to be made a party to or is otherwise involved in (as a witness or otherwise) any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the Company or otherwise (hereinafter, a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the heir, executor or administrator, is or was a director or executive officer of the Company, or where the basis of such proceeding is any alleged action or failure to take any action by such person while acting in an official capacity as a director or executive officer of the Company, against all expenses, liability and loss, including but not limited to attorney's fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement (whether with or without court approval), actually and reasonably incurred or paid by such person in connection therewith. However, the Company shall only indemnify a director or executive officer seeking indemnification in connection with a proceeding initiated by such director or executive officer if such proceeding was authorized by the Board of Directors of the Company. The right to indemnification is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding (or part thereof) or in enforcing his or her rights to indemnification in advance of the final disposition thereof promptly after receipt by the Company of a request therefor stating in reasonable detail the expenses incurred; provided, however, that to the extent required by law, the payment of such expenses incurred by a director or executive officer of the Company in advance of the final disposition of a proceeding shall be made only upon receipt of an undertaking, by or on behalf of such person, to repay all amounts so advanced if and to the extent it shall ultimately be determined by a court that he or she is not entitled to be indemnified by the Company. The right to indemnification and advancement of expenses provided herein shall continue as to a person who has ceased to be a director or executive officer of the Company, and shall inure to the benefit of the heirs, executors and administrators of such person; provided, however, that the facts and circumstances upon which said indemnifiable claim arose occurred during such person's tenure as a director or executive officer of the Company. If a claim for indemnification is not paid in full by the Company within thirty (30) days after a written claim therefor has been received by the Company, the claimant may, at any time thereafter, bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part on the merits or otherwise in establishing his or her right to indemnification or to the advancement of expenses, the claimant shall also be entitled to be paid the expense of prosecuting such claim.

  Article 9 of the Company's Amended and Restated Articles of Incorporation also provides that the indemnification permitted or required thereby is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders, vote of directors or otherwise, both as to actions in his or her official capacity and as to actions in any other capacity while holding that office, the Company having the express authority to enter into such agreements or arrangements as the Board of Directors deems appropriate for the indemnification of and advancement of expenses to present or future directors and officers as well as employees, representatives or agents of the Company in connection with their status with or services to or on behalf of the Company or any other corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, for which such person is serving at the request of the Company.

  Article 9 of the Company's Amended and Restated Articles of Incorporation further provides that a director of the Company shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless, as set forth in Subchapter B of Chapter 17 of the PBCL, the director has breached or failed to perform the duties of his or her office and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation on the personal liability of directors of the Company does not apply to: (i) the responsibility or liability of a director pursuant to any criminal statute; or (ii) the liability of a director for the payment of taxes pursuant to local, state or federal law.

  Certain Selling Shareholders have agreed to indemnify each of the Company's directors and officers and each person, if any, who controls the Company (within the meaning of the Exchange Act) against certain liabilities, including liabilities under the securities laws, that they may incur in connection with the offering contemplated by this Registration Statement and any offering effected pursuant to their registration rights.

  The registrant has executed indemnification agreements with each of its officers and Directors pursuant to which the registrant has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

  The registrant intends to obtain liability insurance for the benefit of its directors and officers which will provide coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the registrant (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law or otherwise excluded from such insurance policy.

  At present, there is no pending litigation or proceeding involving a Director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any Director or officer.

  Reference is made to Section 10 of the Underwriting Agreement, the proposed form of which is filed as Exhibit One, in which the Underwriters agree to indemnify the directors and officers of the registrant and certain other persons, against civil liabilities, including certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since July 31, 1995, the Registrant has issued unregistered securities in the transactions described below. Securities issued in such transactions were offered and sold in reliance upon the exemption from registration under
Section 4(2) of the Act, relating to sales by an issuer not involving any public offering, or under Rule 701 under the Act as transactions made pursuant to a written compensatory plan or pursuant to a written contract relating to compensation. The sales of securities were made without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Act. All recipients had adequate access to information about the Registrant.

    (i) Since July 31, 1995, the Registrant has issued an aggregate of 428,456 shares of Common Stock due to the exercise of options at a weighted average exercise price of $0.16 per share.

    (ii) Since July 31, 1995, the Registrant has issued an aggregate of 124,538 shares of Common Stock pursuant to the Employee Stock Purchase Plan.

    (iii) Since July 31, 1995, the Registrant has granted stock options to purchase an aggregate of 1,600,706 shares of its Common Stock under the 1995 Stock Plan at a weighted average exercise price of $1.72 per share.

    (iv) On August 28, 1996, the Registrant sold an aggregate of 90,000 shares of Common Stock to an executive officer at a purchase price of $0.89 per share.

    (v) In May 1998, the Registrant issued warrants to purchase an aggregate of 148,500 shares of its Common Stock pursuant to a warrant agreement at a weighted average exercise price of $6.67 per share.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS.

  (a) Exhibits

     EXHIBIT NO.                     DESCRIPTION OF EXHIBIT
     -----------                     ----------------------
         1       Form of Underwriting Agreement.
         3.1     Amended and Restated Articles of Incorporation of the Company.
         3.2     Amended and Restated By-Laws of the Company.
         4.1     Warrant Agreements by and between the Company and PNC Bank,
                 Transamerica Business Credit Corporation and Ben Franklin--
                 Progress Capital Fund, L.P. dated May 1, 1998 and related Form of Warrant.
         4.2     Investor Rights Agreement dated June 5, 1995 by and between the Company and SpaceVest Fund, L.P.
         4.3     Investor Rights Agreement dated June 5, 1995 by and between the Company and Jay J. Buck.
         4.4     Registration Rights Agreement dated August 1, 1998 by and
                 between the Company and the Paul Graziani Associates Limited
                 Partnership and the Scott Reynolds Associates Limited
                 Partnership.
         5+      Opinion of Buchanan Ingersoll Professional Corporation as to
                 validity of Common Stock.
        10.1     Employment Agreement dated August 1, 1998 by and between the
                 Company and Paul L. Graziani.
        10.2     Employment Agreement dated August 1, 1998 by and between the
                 Company and Scott A. Reynolds.
        10.3     Form of Indemnification Agreement by and between the Company and each executive officer and director.
        10.4     Lease between Liberty Property Limited Partnership and Premier
                 Solutions Ltd. dated May 23, 1995 and related assignment dated
                 August 26, 1997 and consent to assignment dated August 28,
                 1997.
        10.5     Incentive Stock Option Plan, as amended.
        10.6     Non-Qualified Stock Option Plan, as amended.
        10.7     1995 Stock Plan, as amended.
        10.8     1998 Stock Plan.
        10.9     Loan Agreement dated May 1, 1998 between the Company and PNC
                 Bank, N.A. as lender and agent for certain other banks
                 (excluding certain exhibits thereto)*.
        21       List of subsidiaries of the Company.
        23.1     Consent of PricewaterhouseCoopers LLP.
        23.2+    Consent of Buchanan Ingersoll Professional Corporation
                 (contained in the opinion filed as Exhibit 5 to the
                 Registration Statement).
        24       Powers of Attorney of certain officers and directors of the
                 Company (contained on the signature page of this Registration
                 Statement).
        27       Financial Data Schedule.

--------
+ To be filed by amendment.
* The schedules or exhibits to this document are not being filed herewith because the Company believes that the information contained therein should not be considered material to an investment decision in the Company or such information is otherwise adequately disclosed in this Registration Statement on Form S-1. The Registrant agrees to furnish supplementally a copy of any such schedule or exhibit to the Commission upon request.

  (b) Financial Statement Schedules

  All financial statement schedules are omitted because the information is not required, or is otherwise included in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (2) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (4) At the closing specified in the underwriting agreement, registrant shall provide the Underwriters certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWNSHIP OF MALVERN, COMMONWEALTH OF PENNSYLVANIA, ON AUGUST 5, 1998.

                                          Analytical Graphics, Inc.

                                                   /s/ Paul L. Graziani
                                          By: _________________________________
                                              PAUL L. GRAZIANI,PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Paul L. Graziani and William J. Broderick, and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and in each case, to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

        /s/ Paul L. Graziani            President and Chief     August 5, 1998
-------------------------------------    Executive Officer
          PAUL L. GRAZIANI               and Chairman of the
                                         Board of Directors
                                         (Principal
                                         Executive Officer)

      /s/ William J. Broderick          Vice President,         August 5, 1998
-------------------------------------    Chief Financial
        WILLIAM J. BRODERICK             Officer and
                                         Treasurer
                                         (Principal
                                         Financial and
                                         Accounting Officer)

        /s/ Scott A. Reynolds           Vice President,         August 5, 1998
-------------------------------------    Chief Software
          SCOTT A. REYNOLDS              Architect,
                                         Secretary and
                                         Director

       /s/ Francis A. DiBello           Director                August 5, 1998
-------------------------------------
         FRANCIS A. DIBELLO

        /s/ Jeffrey K. Harris           Director                August 5, 1998
-------------------------------------
          JEFFREY K. HARRIS

      /s/ John B. Higginbotham          Director                August 5, 1998
-------------------------------------
        JOHN B. HIGGINBOTHAM

        /s/ George F. Raymond           Director                August 5, 1998
-------------------------------------
          GEORGE F. RAYMOND

  (a) Exhibits

     EXHIBIT NO.                     EXHIBIT INDEX
     -----------                     -------------
         1       Form of Underwriting Agreement.
         3.1     Amended and Restated Articles of Incorporation of the Company.
         3.2     Amended and Restated By-Laws of the Company.
         4.1     Warrant Agreements by and between the Company and PNC Bank,
                 Transamerica Business Credit Corporation and Ben Franklin--
                 Progress Capital Fund, L.P. dated May 1, 1998 and related Form of Warrant.
         4.2     Investor Rights Agreement dated June 5, 1995 by and between the Company and SpaceVest Fund, L.P.
         4.3     Investor Rights Agreement dated June 5, 1995 by and between the Company and Jay J. Buck.
         4.4     Registration Rights Agreement dated August 1, 1998 by and
                 between the Company and the Paul Graziani Associates Limited
                 Partnership and the Scott Reynolds Associates Limited
                 Partnership.
         5+      Opinion of Buchanan Ingersoll Professional Corporation as to
                 validity of Common Stock.
        10.1     Employment Agreement dated August 1, 1998 by and between the
                 Company and Paul L. Graziani.
        10.2     Employment Agreement dated August 1, 1998 by and between the
                 Company and Scott A. Reynolds.
        10.3     Form of Indemnification Agreement by and between the Company and each executive officer and director.
        10.4     Lease between Liberty Property Limited Partnership and Premier
                 Solutions Ltd. dated May 23, 1995 and related assignment dated
                 August 26, 1997 and consent to assignment dated August 28,
                 1997.
        10.5     Incentive Stock Option Plan, as amended.
        10.6     Non-Qualified Stock Option Plan, as amended.
        10.7     1995 Stock Plan, as amended.
        10.8     1998 Stock Plan.
        10.9     Loan Agreement dated May 1, 1998 between the Company and PNC
                 Bank, N.A. as lender and agent for certain other banks
                 (excluding certain exhibits thereto)*.
        21       List of subsidiaries of the Company.
        23.1     Consent of PricewaterhouseCoopers LLP.
        23.2+    Consent of Buchanan Ingersoll Professional Corporation
                 (contained in the opinion filed as Exhibit 5 to the
                 Registration Statement).
        24       Powers of Attorney of certain officers and directors of the
                 Company (contained on the signature page of this Registration
                 Statement).
        27       Financial Data Schedule.

--------
+ To be filed by amendment.
* The schedules or exhibits to this document are not being filed herewith because the Company believes that the information contained therein should not be considered material to an investment decision in the Company or such information is otherwise adequately disclosed in this Registration Statement on Form S-1. The Registrant agrees to furnish supplementally a copy of any such schedule or exhibit to the Commission upon request.